Notice of 2018 Annual Meeting of Stockholders and Proxy Statement


Walgreens Boots Alliance

Dear Fellow Stockholders:

Our company performed well in fiscal 2017, notwithstanding currency headwinds and some challenging market conditions, with our businesses delivering significant progress while competing in the fast-changing healthcare and retail environments. We continued to maintain a disciplined approach to capital allocation; investing opportunistically to drive growth and generate strong returns while returning excess cash to our stockholders through our 42nd consecutive annual increase in our dividend, as well as the authorization of up to $7 billion in share repurchases since January 2017.



William C. Foote

We are pleased to have obtained regulatory clearance in September for our amended and restated asset purchase agreement with Rite Aid Corporation to purchase 1,932 stores, three distribution centers and related inventory from Rite Aid for $4.375 billion in cash and other consideration. This transaction, completion of which is subject to closing conditions set forth in the agreement, will further our company's commitment to accessible, affordable, quality healthcare in the U.S. and advance consumer access to pharmacy-led health and wellbeing.

My fellow directors and I are committed to strong, independent Board leadership and good corporate governance practices, which continuously evolve with the benefit of input from our stockholders. We believe that maintaining an ongoing and open dialogue with our stockholders is critical to our success and I would highlight that we made a number of changes this year in response to stockholder feedback. Furthermore, we continue to conduct a robust, multi-step Board evaluation process, which we believe is an essential component of Board effectiveness. We also regularly discuss director succession and board refreshment, both in executive sessions and as a full Board. To that end, we are proud to have elected José Almeida, the Chairman and Chief Executive Officer of Baxter International, as an independent director in April. We are confident that Joe's expertise in managing complex global businesses will prove to be invaluable.

Our company is committed to sustainable business practices, which has been demonstrated by the company's actions and transparency. The Board shares in the responsibility that comes with this commitment, and our Nominating and Governance Committee, which I chair and which consists solely of independent directors, is charged with reviewing our Corporate Social Responsibility policies and activities. Based in part on stockholder feedback, we amended the Committee's charter during this past year to clarify the Committee's role in providing independent oversight and guidance over our company's sustainability responsibilities and related risk management.

Our 2018 Annual Meeting of Stockholders will be held on Wednesday, January 17, 2018 at 8:30 a.m. Mountain Standard Time at the Foundry Ballroom, Andaz Scottsdale Resort & Spa, 6114 North Scottsdale Road, Scottsdale, Arizona 85253. We look forward to seeing you there. **Even if you cannot attend in person, your vote is very important**. Please vote at your earliest convenience.

On behalf of my fellow independent directors and the entire Board, thank you for your continued trust and confidence in Walgreens Boots Alliance.

Sincerely,

William C. Foote
Lead Independent Director
Walgreens Boots Alliance, Inc.

Notice of 2018 Annual Meeting of Stockholders

November 29, 2017

Deerfield, Illinois

To the Stockholders of Walgreens Boots Alliance, Inc.:

Notice is hereby given that the 2018 Annual Meeting of Stockholders of Walgreens Boots Alliance, Inc., a Delaware corporation, will be held on Wednesday, January 17, 2018 at 8:30 a.m. Mountain Standard Time at the Foundry Ballroom, Andaz Scottsdale Resort & Spa, 6114 North Scottsdale Road, Scottsdale, Arizona 85253, for the following purposes:

1. To vote on the election of 11 director nominees named in this proxy statement;

2. To ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for our fiscal year ending August 31, 2018;

3. To approve, on an advisory basis, our named executive officer compensation;

4. To approve, on an advisory basis, the frequency of future advisory votes on named executive officer compensation;

5. To approve the amended and restated Walgreens Boots Alliance, Inc. 2013 Omnibus Incentive Plan;

6. To consider two stockholder proposals, if properly presented at the meeting; and

7. To transact such other business as may properly come before the meeting or any adjournment thereof.

The Board of Directors has fixed the close of business on November 20, 2017 as the record date for identifying stockholders entitled to notice of and to vote at the Annual Meeting and at any adjournment thereof.

Your vote is important. Please vote by Internet, telephone, or mail as soon as possible to ensure your vote is recorded properly.

If you want to attend the Annual Meeting in person, you must pre-register and obtain an admission ticket in advance. To do so, please follow the instructions on page 95 of this proxy statement.

By order of the Board of Directors,

Collin G. Smyser

Vice President, Corporate Secretary



Walgreens Boots Alliance, Inc., a Delaware corporation, is the successor to Walgreen Co., an Illinois corporation ("Walgreens"), following the completion of the holding company reorganization approved by Walgreens shareholders on December 29, 2014. Unless otherwise stated, references herein to the "Company," "we," "us," and "our" refer to Walgreens Boots Alliance, Inc. from and after the effective time of the holding company reorganization on December 31, 2014 and, prior to that time, to its predecessor Walgreens. Unless otherwise stated, all information presented in this proxy statement (this "Proxy Statement") is based on our fiscal calendar, which ends on August 31 (e.g., references to "2017" refer to the year ended August 31, 2017).



Proxy Statement Summary

Our Board of Directors (the "Board") is soliciting your proxy for our 2018 annual meeting of stockholders, which will be held on January 17, 2018 at 8:30 a.m., Mountain Standard Time, or any adjournment thereof (the "Annual Meeting"). This Proxy Statement, and the accompanying Notice of Annual Meeting of Stockholders and proxy card, are being distributed, along with the 2017 Annual Report, beginning on or about November 29, 2017 to holders of our common stock, par value $0.01 per share, as of the close of business on November 20, 2017 (the "Record Date"). This summary highlights selected information that is provided in more detail throughout this Proxy Statement. This summary does not contain all of the information you should consider before voting. You should read the full Proxy Statement before casting your vote.

2018 Annual Meeting of Stockholders

Date and Time: Wednesday, January 17, 2018 at 8:30 a.m. Mountain Standard Time

Location: Foundry Ballroom, Andaz Scottsdale Resort & Spa, 6114 North Scottsdale Road, Scottsdale, Arizona 85253

Voting: You are entitled to vote at the meeting if you were a holder of the Company's common stock as of the close of business on November 20, 2017.

Admission: You must pre-register and have an admission ticket, along with valid, government-issued photo identification, to attend the meeting in person. To obtain an admission ticket, please follow the instructions on page 95 of the Proxy Statement.

Voting Matters

The following table summarizes the proposals to be considered at the Annual Meeting and the Board's voting recommendations with respect to each proposal.

Proposals	Board Recommendation	Page Reference
1. Election of 11 Directors	FOR each nominee	7
2. Ratification of the Appointment of Deloitte & Touche LLP as the Independent Registered Public Accounting Firm	FOR	39
3. Advisory Vote to Approve Named Executive Officer Compensation ("say-on-pay")	FOR	43
4. Advisory Vote on Frequency of Future Say-on-Pay Votes	For "1 Year"	74
5. Approval of the Amended and Restated Walgreens Boots Alliance, Inc. 2013 Omnibus Incentive Plan	FOR	75
6. Stockholder Proposal Regarding the Ownership Threshold for Calling Special Meetings of Stockholders	AGAINST	85
7. Stockholder Proposal Requesting Proxy Access By-Law Amendment	AGAINST	87

Company Overview

We are the first global, pharmacy-led health and wellbeing enterprise and had sales of $118.2 billion in 2017. Our purpose is to help people across the world lead healthier and happier lives.

We are the largest retail pharmacy, health and daily living destination across the U.S. and Europe. Together with the companies in which we have equity method investments, we have a presence in more than 25* countries and employ more than 385,000* people. We are a global leader in pharmacy-led, health and wellbeing retail, and together with the companies in which we have equity method investments, we have over 13,200* stores in 11* countries as well as one of the largest global pharmaceutical wholesale and distribution networks, with over 390* distribution centers delivering to more than 230,000** pharmacies, doctors, health centers and hospitals each year in more than 20* countries. In addition, we are one of the world's largest purchasers of prescription drugs and many other health and wellbeing products. We have several strengths, described below, which help enable the creation of stockholder value.

✓	**Supply Chain and Procurement**	Significant pharmaceutical supply chain and procurement expertise, offering customers innovative solutions and optimal efficiencies
✓	**Strong and Wide-Ranging Brand Portfolio**	A portfolio of retail and business brands, including Walgreens, Duane Reade, Boots, and Alliance Healthcare, as well as increasingly global health and beauty product brands, such as No7, Soap & Glory, Liz Earle, Sleek MakeUP and Botanics
✓	**Diverse Profit Pools**	Diversified and robust profit pools across the U.S., Europe, and key emerging markets
✓	**Platform for Growth**	A unique platform for growth in developed and emerging markets

WBA creates stockholder value by leveraging our competitive advantages to capitalize on growth opportunities in existing and emerging markets, while diligently managing costs.

*As of August 31, 2017, using publicly available information for AmerisourceBergen Corporation.
**For 12 months ended August 31, 2017, using publicly available information for AmerisourceBergen Corporation.

Rite Aid Transaction

On September 19, 2017, we announced that we had secured regulatory clearance for an amended and restated asset purchase agreement to purchase 1,932 stores, three distribution centers and related inventory from Rite Aid Corporation (NYSE: RAD) for $4.375 billion in cash and other consideration. We believe this transaction, completion of which is subject to closing conditions set forth in the agreement, will further our commitment to accessible, affordable, quality healthcare in the U.S. and advance consumer access to pharmacy-led health and wellbeing.

Key benefits of this transaction are expected to include:

✓ **Complementary retail footprints:** improves our retail pharmacy network, most notably in the Northeast and Southern regions of the U.S.

✓ **Expands distribution** of exclusive global beauty brands

✓ Stronger base for **sustainable growth**: investment in former Rite Aid stores enables us to broaden our reach and provide greater access to convenient, affordable care in more local neighborhoods across the U.S.

✓ **Expected annual synergies** in excess of $300 million, to be fully realized within four years of the initial closing, derived primarily from procurement, cost savings and other operational matters

 

Board Composition

Our Board is committed to ensuring that its composition is aligned with our needs and that as our business evolves over time, fresh viewpoints and perspectives are regularly considered. To facilitate this, the Nominating and Governance Committee oversees our director evaluation and nomination process as follows:

Review output of the Board evaluation	Assess how each director impacts the skills and experience represented on the Board in the context of the current and future needs of the Company	If deemed necessary, in conjunction with a third-party search firm, identify new director nominee(s)	**Recommend to the Board a slate of candidates for election**

In April 2017, the result of this process led to the election of José E. Almeida to the Board. Mr. Almeida is the current Chairman and Chief Executive Officer of Baxter International. Among other reasons, the Board believes his contributions will be valuable based on his substantial knowledge of the healthcare industry and expertise in leading complex, highly regulated, global organizations.

Board Skills, Qualifications and Experience

The Nominating and Governance Committee seeks to cultivate a Board with the appropriate skill sets, balance of tenure, and diversity of experiences to discharge its responsibilities effectively. Each director possesses a unique background and, in the aggregate, we believe the Board encompasses the skills and experiences deemed important to effectively oversee our business.

This chart summarizes the key skills and experiences that the Nominating and Governance Committee currently believes should be represented on the Board, as well as the number of directors who possess each skill. Also included are statistics (as of the Record Date) that underscore our commitment to refreshment and diversity, which we believe are critical elements of a strong Board.



Board Skills and Experience

Skill	Number
Business Development and M&A	11
Corporate Governance	11
Finance and Accounting	11
Healthcare or Regulated Industries	11
Global Operations	9
Current or Former Public Company CEO	8
Human Capital	7
Risk Management	7
Retail or Consumer-Facing Industries	6
Technology or E-Commerce	3

Average Tenure	Female Directors
7.4 Years	**27%**

Board of Directors

The Board consists of highly experienced and accomplished directors who are uniquely qualified to oversee our business. The following table provides summary information about each director nominee as of the Record Date. Each director stands for election annually. Detailed information about each director's background, skill set, and areas of experience can be found beginning on page 12 of the Proxy Statement.

Board Member Details

Name and Principal Occupation	Age	Director Since	Other Public Boards	Independent	Committee Memberships
José E. Almeida *Chairman & CEO,* *Baxter International Inc.*	55	2017	Baxter International Inc.	✓	• Compensation • Nominating and Governance
Janice M. Babiak *Former Partner,* *Ernst & Young LLP*	59	2012	Bank of Montreal	✓	• Audit (Chair) • Finance
David J. Brailer *Chairman,* *Health Evolution Partners*	58	2010		✓	• Audit • Finance (Chair)
William C. Foote *Former Chairman and CEO,* *USG Corporation*	66	1997		✓	• Compensation • Nominating and Governance (Chair)
Ginger L. Graham *Former President and CEO,* *Amylin Pharmaceuticals*	62	2010	Clovis Oncology, Inc. Genomic Health, Inc.	✓	• Audit • Nominating and Governance
John A. Lederer *Senior Advisor,* *Sycamore Partners*	62	2015	Maple Leaf Foods US Foods	✓	• Compensation • Finance
Dominic P. Murphy *Founder and CEO,* *8C Capital, LLP*	50	2012		✓	• Finance
Stefano Pessina *Executive Vice Chairman and CEO,* *Walgreens Boots Alliance, Inc.*	76	2012			
Leonard D. Schaeffer *Judge Robert Maclay Widney Chair and Professor,* *Univ. of Southern California*	72	2015	scPharmaceuticals Inc.	✓	• Finance • Nominating and Governance
Nancy M. Schlichting *Former CEO,* *Henry Ford Health System*	62	2006	Hill-Rom Holdings, Inc.	✓	• Audit • Compensation (Chair)
James A. Skinner *Executive Chairman,* *Walgreens Boots Alliance, Inc.*	73	2005	Illinois Tool Works Inc.		

Corporate Governance Highlights

We are committed to corporate governance policies and practices that serve the interests of our stockholders. The following table summarizes certain highlights of our governance policies and practices:

• Annual Election of All Directors	• Independent Lead Director Responsibilities
• Majority Voting for All Directors	• Regular Executive Sessions of Independent Directors
• Cumulative Voting for Election of Directors	• Annual Board and Committee Evaluation Process
• No Supermajority Voting Provisions	• Strategic and Risk Oversight by Board and Committees
• No Stockholder Rights Plan ("Poison Pill")	• Commitment to Sustainability at the Senior Executive and Board Levels
• 3%, 3-Year Proxy Access By-law	• Stock Ownership Guidelines for Executives and Directors
• Stockholder Right to Call Special Meetings at 20%	• Policies Prohibiting Hedging and Short Sales of Stock by Executives
• Stockholder Right to Act by Written Consent	• Active Stockholder Engagement

Stockholder Engagement and Board Responsiveness

We value an open dialogue with our stockholders, and we believe that regular communication with our stockholders and other stakeholders is a critical part of enabling our long-term success. During 2017, members of our management team met with many of our stockholders. This included, in advance of the Annual Meeting, formal governance-related outreach to over 20 of our largest stockholders, representing approximately 36% of our outstanding shares as of August 31, 2017 (approximately 41% when excluding shares held by affiliates of Stefano Pessina, our Executive Vice Chairman and Chief Executive Officer).

Over the past year we took a number of actions, due in part to feedback received from our stockholders, to strengthen our governance and compensation programs and enhance the disclosure of our existing practices.

✓ **We amended the charter of the Nominating and Governance Committee to further clarify its role in overseeing our policies and activities regarding CSR, including with respect to sustainability and the environment.**

✓ **We enhanced our disclosure of our commitment to strong CSR and sustainability practices.**

✓ **We adopted a new Political Engagement and Contributions Policy.**

✓ **We enhanced our disclosure of our executive compensation programs and practices in this Proxy Statement.**

✓ **We revised our 2018 executive compensation "peer group" to increase its healthcare focus.**

More information about our stockholder engagement efforts can be found in "Governance—Additional Topics of Interest—Stockholder Engagement" beginning on page 32 of this Proxy Statement.

Executive Compensation Program

We have a strong pay-for-performance philosophy, which seeks to link the interests of our executives with those of our stockholders. Accordingly, we emphasize variable, performance-based compensation over fixed or guaranteed pay.

Substantially all CEO compensation is comprised of long-term, performance-based equity incentives.

				Executive Participation		
		Metric	Objective	Stefano Pessina (CEO)	James Skinner (Executive Chairman)	Other Named Executive Officers
Salary	Cash	—	• Competitive fixed compensation to attract and retain talent	✗	✗	✓
Annual Incentive	Cash	Adjusted Operating Income	• Incentive to achieve strong Company performance	✗	✗	✓
Long-Term Incentive	50% Performance Shares	3-year Cumulative Adjusted EPS	• Rewards long-term Company performance • Links interests of the executives to the interests of stockholders through correlation with share price over time	✓	100% Restricted Stock Units ✓ • Value varies with stock price • 3-year cliff vesting*	✓
Long-Term Incentive	50% Stock Options	Stock Price		✓		✓

*Also subject to first year Company performance vesting criteria

We enhance our strong pay-for-performance philosophy by implementing pay practices that we believe further align our executives' interests with those of our stockholders.

We DO Have This Practice	We DO NOT Have This Practice
✓ Incentive award metrics that are objective and tied to key Company performance metrics	✗ Multi-year guarantees for salary increases, non-performance based bonuses, or equity compensation
✓ A majority of compensation delivered in the form of equity-based awards	✗ Excise tax gross-ups upon change in control for named executive officers
✓ Stock ownership guidelines	✗ Repricing of options without stockholder approval
✓ Policies prohibiting hedging and short sales of stock by executives	✗ Excessive perquisites
✓ Compensation recoupment ("clawback") policy	✗ Excessive severance and/or change in control provisions
✓ Double-trigger change in control severance for named executive officers	✗ Payout of dividends or dividend equivalents on unearned or unvested equity
✓ Performance share awards have a three year performance cycle to promote retention	✗ Excessive pension or defined benefit supplemental executive retirement plan (SERP)
✓ Significant portion of executive compensation tied to stockholder return in the form of at-risk compensation	✗ A high percentage of fixed compensation

Proposal 1: Election of Directors

What am I voting on?

Stockholders are being asked to elect 11 director nominees for a one-year term.

What is the Board's voting recommendation?

The Board recommends a vote "**FOR**" each of the director nominees. Proxies solicited by the Board will be so voted unless stockholders specify a contrary choice in their voting instructions.

What is the required vote?

With respect to the election of directors, the number of votes "FOR" a director's election must be a majority of the votes cast by the holders of the shares of our common stock voting in person or by proxy at the Annual Meeting with respect to that director's election. Abstentions with respect to a director will have the same effect as a vote "AGAINST" him or her.

Upon the recommendation of the Nominating and Governance Committee of the Board (the "Nominating and Governance Committee"), the Board has nominated 11 directors for election at the Annual Meeting, each to hold office until our next annual meeting of stockholders and until his or her successor is duly elected and qualified or upon his or her earlier death, resignation, or removal.

All of the nominees are currently directors. Other than Mr. Almeida, who was not on the Board at the time, each nominee was elected to the Board by our stockholders at our 2017 annual meeting of stockholders (the "2017 Annual Meeting") with the support of more than 97% of votes cast. All of the nominees are expected to attend the Annual Meeting.

José E. Almeida, the current Chairman and Chief Executive Officer of Baxter International, was elected to the Board upon the recommendation of the Nominating and Governance Committee in April 2017, and was initially identified by a third-party recruitment firm. Among other reasons, the Board elected Mr. Almeida due to his substantial knowledge of the healthcare industry and expertise in leading complex, highly regulated, global organizations. For more information about Mr. Almeida, see "—2018 Director Nominees" below.

Each nominee has agreed to be named in this Proxy Statement and to serve if elected. Consequently, we know of no reason why any of the nominees would be unable or unwilling to serve if elected. However, if any nominee is for any reason unable or unwilling to serve, the proxyholders intend to vote all proxies received by them for any substitute nominee proposed by the Board (consistent with any applicable terms of the Shareholders' Agreement, as defined and described further in "—Director Nomination Process—Shareholders' Agreement" below), unless the Board instead chooses to reduce its size.

Director Nomination Process

We believe decisions regarding the structure and composition of the Board are critical to ensuring a strong Board that is best suited to guide the Company in the future. As specified in its charter, the Nominating and Governance Committee oversees our director candidate nomination process. The Nominating and Governance Committee recommends to the Board a slate of candidates for election at each annual meeting of stockholders. The Nominating and Governance Committee's goal is to put forth a diverse slate of candidates with a combination of skills, experience, and personal qualities that will best serve the Board, the Company, and our stockholders.

The Nominating and Governance Committee considers a wide range of factors when assessing potential director nominees. This assessment includes a review of the

Walgreens Boots Alliance

potential nominee's judgment, experience, independence, understanding of our business or other related industries, and such other factors as the Nominating and Governance Committee concludes are pertinent in light of the current needs of the Board. With respect to the potential re-nomination of current directors, the Nominating and Governance Committee assesses their current contributions to the Board. The Nominating and Governance Committee also evaluates whether a potential director nominee meets the qualifications required of all directors and any of the key qualifications and experience to be represented on the Board, as described further in "—Board Membership Criteria" below.

The Nominating and Governance Committee assesses how each potential nominee would impact the skills and experience represented on the Board as a whole in the context of the Board's overall composition and the current and future needs of the Company and the Board. Among other matters, the Nominating and Governance Committee considers the results of the annual evaluation of the Board and its committees, which the Nominating and Governance Committee also oversees, when assessing potential director nominees. More detail regarding this annual evaluation process can be found in "Governance—Board Evaluation and Director Peer Review Process" below.

Board Refreshment and Committee Rotation

The Board believes that refreshment, including periodic committee rotation, is important to help ensure that Board composition is aligned with the needs of the Company and the Board as our business evolves over time, and that fresh viewpoints and perspectives are regularly considered.

As part of planning for director succession, the Nominating and Governance Committee periodically engages in the consideration of potential director candidates, often with the assistance of a third-party advisor or recruitment firm. Of the Board's nine independent directors, five have joined the Board since January 1, 2012.

The Board also believes that directors develop an understanding of the Company and an ability to work effectively as a group over time that provides significant value, and therefore a significant degree of continuity year-over-year is beneficial to stockholders and generally should be expected.

The Board does not have absolute limits on the length of time that a director may serve, but considers the tenure of directors as one of several factors in re-nomination decisions. The Board has established a retirement age of 75. Subject to our contractual obligations and applicable

law, no individual is eligible for election to the Board after his or her 75th birthday unless the Nominating and Governance Committee makes a finding that the nomination of the individual is in the best interests of the Company notwithstanding the individual's age, and the nomination is also approved by the full Board.

Stefano Pessina, our Executive Vice Chairman and Chief Executive Officer, will be older than this retirement age as of the date of the Annual Meeting. However, as described further in "—Shareholders' Agreement" below, Mr. Pessina is the contractual designee of the SP Investors (as defined below) for nomination to the Board, and the Shareholders' Agreement (as defined below) includes a contractual waiver of any mandatory retirement age policy applicable to his service on the Board.

While the Board believes that age and tenure are important considerations in assessing Board composition, it also believes the best interests of the Company are served by being able to take advantage of all available talent. Therefore, the Board does not intend to make determinations with regard to its membership based solely on age or tenure.

Majority Voting Standard

Our by-laws state that if a nominee for director who was in office prior to the Annual Meeting is not elected and no successor is elected at such Annual Meeting, the director must promptly tender his or her resignation from the Board. Thereafter, the Nominating and Governance Committee will make a recommendation to the Board about whether to accept or reject the resignation or whether to take other action. The Board, excluding the director in question, will act on the recommendation of the Nominating and Governance Committee and publicly disclose its decision and its rationale within 90 days from the date the election results are certified.

Stockholder-Recommended Director Candidates

Nominees may be suggested by directors, members of management, stockholders, or other third parties. Stockholders who would like the Nominating and Governance Committee to consider their recommendations for director nominees should submit their recommendations in writing by mail to Walgreens Boots Alliance, Inc., 108 Wilmot Road, MS #1858, Deerfield, Illinois 60015, Attention: Corporate Secretary. The Nominating and Governance Committee considers stockholder-recommended candidates on the same basis as other suggested nominees.

Stockholder-Nominated Director Candidates ("Proxy Access")

In October 2015, after engaging with a number of our stockholders to understand their views on the desirability of proxy access and the appropriate proxy access framework for the Company, we adopted a proxy access by-law. This by-law permits a stockholder, or a group of up to 20 stockholders, owning 3% or more of our outstanding common stock continuously for at least three years to nominate and include in our proxy materials director nominees constituting up to 20% of the Board, provided that the stockholder(s) and the nominee(s) satisfy the requirements specified in Article II, Section 2.20 of our by-laws. See "Additional Information—Director Nominations for Inclusion in the Proxy Statement for the 2019 Annual Meeting" below for more information.

Stockholders, including those stockholders who are not eligible to nominate director candidates under our proxy access by-law, may also nominate director candidates in accordance with the advance notice provisions described in our by-laws. See "Additional Information—Other Proposals or Director Nominations for Presentation at the 2019 Annual Meeting" below for more information.

Shareholders' Agreement

On August 2, 2012, in connection with Walgreens' acquisition of 45% of Alliance Boots GmbH ("Alliance Boots"), Walgreens, Kohlberg Kravis Roberts & Co. L.P. ("KKR" and, together with certain of its affiliates, the "KKR Investors") and, *inter alios,* Stefano Pessina, our current Executive Vice Chairman and Chief Executive Officer (and together with certain of his affiliates, the "SP Investors") entered into a Shareholders' Agreement (the "Shareholders' Agreement"). Pursuant to the Shareholders' Agreement, for so long as the SP Investors continue to meet certain common stock beneficial ownership thresholds and subject to certain other conditions, the SP Investors are entitled to designate a nominee for election to the Board. The SP Investors continue to meet these beneficial ownership thresholds, and Mr. Pessina is the current designee of the SP Investors. For more information about the Shareholders' Agreement, see "Governance—Related Party Transactions—Shareholders' Agreement" below.

Board Membership Criteria

Pursuant to its charter, the Nominating and Governance Committee is charged with establishing criteria to be used by the Board for selecting directors. The Nominating and Governance Committee believes there are general qualifications that all directors should exhibit and other key qualifications and experience that should be represented on the Board as a whole, but not necessarily by each director.

Qualifications Required of All Directors

The Nominating and Governance Committee seeks to construct a Board consisting of directors with the following qualities:

Experience:

- High-level leadership experience in business or administrative activities and significant accomplishments;
- Expertise in key facets of corporate management;
- Breadth of knowledge about issues affecting the Company; and
- Proven ability and willingness to contribute special competencies to the Board's activities.

Personal attributes:

- Personal integrity;
- Loyalty to the Company and concern for its success and welfare;
- Willingness to apply sound and independent business judgment;
- Awareness of a director's vital role in good corporate governance and citizenship;
- Willingness and energy to devote the time necessary for meetings and for consultation on relevant matters; and
- Willingness to assume broad fiduciary responsibility and enthusiasm about the prospect of serving.

With respect to directors who are not employees of the Company ("Non-Employee Directors"), the Nominating and Governance Committee also focuses on continued independence under the listing standards of The NASDAQ Global Select Market ("NASDAQ"), transactions that may present conflicts of interest, changes in principal business activities, and overall prior contributions to the Board (with respect to continuing Non-Employee Directors).

Key Qualifications and Experience to be Represented on the Board

The Board has identified key qualifications and experience that are important to be represented on the Board as a whole in light of our current business strategy and expected needs. The table below summarizes the key qualifications and experience of each nominee. This summary is not intended to be an exhaustive list of each nominee's skills or contributions to the Board.

Walgreens Boots Alliance, Inc. Board of Directors Expertise Analysis Matrix

Key Competencies/Experience	José E. Almeida	Janice M. Babiak	David J. Brailer	William C. Foote	Ginger L. Graham	John A. Lederer	Dominic P. Murphy	Stefano Pessina	Leonard D. Schaeffer	Nancy M. Schlichting	James A. Skinner
Business Development and M&A	●	●	●	●	●	●	●	●	●	●	●
Corporate Governance	●	●	●	●	●	●	●	●	●	●	●
Current or Former Public Company CEO	●		●	●	●	●		●	●		●
Finance and Accounting	●	●	●	●	●	●	●	●	●	●	●
Global Operations	●	●	●	●	●	●	●	●			●
Healthcare or Regulated Industries	●	●	●	●	●	●	●	●	●	●	●
Human Capital	●				●	●	●	●		●	●
Retail or Consumer-Facing Industries		●				●		●	●	●	●
Risk Management	●	●	●	●					●	●	●
Technology or E-commerce		●	●						●		

Consideration of Diversity

The Nominating and Governance Committee also assesses whether the group of nominees is comprised of individuals with a diversity of perspectives, backgrounds, and professional experiences that would best serve the Board, the Company, and our stockholders. The Board, in accordance with our Corporate Governance Guidelines (the "Corporate Governance Guidelines"), considers diversity in broad terms, including consideration of competencies, experience, geography, gender, ethnicity, race, and age, with the goal of obtaining diverse perspectives, backgrounds, and professional experiences.

2018 Director Nominees

Our by-laws provide that the number of directors shall be determined by the Board, which has currently set the number at 11. The Board reserves the right to increase or decrease its size at any time.

Upon the recommendation of the Nominating and Governance Committee, the Board has nominated each of the following 11 nominees for election at the Annual Meeting. All of the nominees, other than Messrs. Pessina and Skinner, are independent under NASDAQ listing standards. See "Governance—Director Independence" below for more information.

The Board believes that each nominee has the skills, experience, and personal qualities the Board seeks in its directors, and that the combination of these nominees creates an effective and well-functioning Board, with a diversity of perspectives, backgrounds, and professional experiences that best serves the Board, the Company, and our stockholders.

Included in each director nominee's biography is a description of select key qualifications and experience that led the Board to conclude that each nominee is qualified to serve as a member of the Board. All biographical information below is as of the Record Date.

José E. Almeida



Director since: April 2017

Age: 55

Independent

Committee Memberships:
• Compensation
• Nominating and Governance

Other Public Company Boards:
• Baxter International Inc.

Mr. Almeida has served as the Chairman of the Board and Chief Executive Officer of Baxter International Inc. (Baxter), a global medical device company, since January 2016. He began serving as an executive officer of Baxter in October 2015, having served as Senior Advisor with The Carlyle Group, a global alternative asset manager, from May 2015 to October 2015. He served as the Chairman, President and Chief Executive Officer of Covidien plc (Covidien), a global healthcare products company, from March 2012 to January 2015 prior to Medtronic Inc.'s acquisition of Covidien; and as President and Chief Executive Officer of Covidien from July 2011 to March 2012. He served in several executive roles at Covidien (formerly Tyco Healthcare) between April 2004 and June 2011. Mr. Almeida served on the board of directors of State Street Corporation from October 2013 to November 2015; Analog Devices, Inc. from December 2014 to November 2015; and EMC Corporation from January 2015 to November 2015.

Key Qualifications and Experience

Mr. Almeida has substantial knowledge of the healthcare industry and considerable expertise in leading complex, highly-regulated global organizations, primarily as a result of his roles at Baxter and Covidien. As a native of Brazil, Mr. Almeida brings a diverse perspective alongside his significant international business experience. With his experience as a director of several large, publicly-traded companies, he has an extensive background in public company governance and has dealt with a wide range of issues, including risk management, talent development, executive compensation, and succession planning.

Janice M. Babiak



Director since: April 2012

Age: 59

Independent

Committee Memberships:
• Audit (Chair)
• Finance

Other Public Company Boards:
• Bank of Montreal

Ms. Babiak is a former Partner at Ernst & Young LLP (EY), where she held a variety of roles with the firm in the U.S. and the United Kingdom from 1982 to 2009. After joining the firm's audit practice in 1982 specializing in the audit of information systems, she was a founder of EY's technology security and risk services practice in 1996, building and leading cyber and IT security, data analytics, and technology risk practices in the Northern Europe, Middle East and India and Africa (NEMIA) region. She served as a Board Member and Managing Partner of Regulatory & Public Policy for the NEMIA region from July 2006 to July 2008, and as a founder and Global Leader of EY's Climate Change and Sustainability Services practice from July 2008 to December 2009. Ms. Babiak has served on the board of directors of Bank of Montreal since October 2012 and plans to join the board of directors of Euromoney Institutional Investor PLC, an international business-information group listed on the London Stock Exchange, effective December 1, 2017. Previously, she served as a non-executive director of Royal Mail Holdings plc from March 2013 to April 2014 as it transitioned from government ownership to a FTSE 100-listed company; Experian plc from April 2014 to January 2016; and Logica plc from January 2010 until its sale in August 2012. She is a U.S.-qualified Certified Public Accountant (CPA), Certified Information Systems Auditor (CISA), and Certified Information Security Manager (CISM). She is also a Chartered Accountant (FCA), and a member of the Institute of Chartered Accountants in England and Wales (ICAEW), of which she has served as a Council Member since 2011.

Key Qualifications and Experience

Ms. Babiak brings to the Board her general management expertise and depth of experience in the areas of audit, accounting, and finance, through her experience as a Council Member of the ICAEW and as a partner at EY, including service as partner for a number of retail and healthcare-related industry clients. With her extensive accounting knowledge and experience, she is highly qualified to serve as the chair of the Audit Committee of the Board (the "Audit Committee") and as a member of the Finance Committee of the Board (the "Finance Committee"). Through her career experience and current CISM and CISA qualifications, she provides the Board with meaningful insight and knowledge related to information technology, cybersecurity best practices, and the relationship between information security programs and broader business goals and objectives. Her international experience, leadership in the areas of climate change and sustainability, and experience working with and serving on the audit committees of other publicly-traded companies further contribute to the perspective and judgment that she brings to service on the Board.

David J. Brailer, MD, PhD



Director since: October 2010

Age: 58

Independent

Committee Memberships:
• Audit
• Finance (Chair)

Dr. Brailer has served as the Chairman of Health Evolution Partners, a private equity firm focused on the healthcare industry, since 2006. He served as National Coordinator for Health Information Technology within the Department of Health and Human Services of the U.S. federal government from May 2004 to April 2006. He was a Senior Fellow at the Health Technology Center from 2002 to 2004. Previously, he served as Chairman and Chief Executive Officer and a director of CareScience, Inc., a provider of care management services and Internet-based healthcare solutions, from 1992 to 2002. Prior to that, he was Adjunct Assistant Professor of Health Care Systems at The Wharton School of Business at the University of Pennsylvania. He serves on the boards of directors of several privately-held companies in the healthcare industry.

Key Qualifications and Experience

With his experience as Chairman and Chief Executive Officer of CareScience, Inc. for more than ten years and his subsequent experience with the U.S. federal government, where he was commonly referred to as the "health information technology czar," Dr. Brailer provides the Board with strong technology experience coupled with business leadership and expertise. In addition, he brings to the Board insight and knowledge of investment and market conditions in the healthcare industry.

William C. Foote



Director since: January 1997

Age: 66

Lead Independent Director

Committee Memberships:
- Compensation
- Nominating and Governance (Chair)

Mr. Foote currently serves as an independent business advisor and has served as our Lead Independent Director since January 2015. Previously, he served USG Corporation, a manufacturer and distributor of building materials, as its Chairman of the Board (from April 1996 to December 2011), Chief Executive Officer (from January 1996 to December 2010), and President (from September 1999 to January 2006). He also serves as a trustee of Williams College. Mr. Foote is the former Chairman of the Board of The Federal Reserve Bank of Chicago and is a life trustee of Northwestern Memorial HealthCare.

Key Qualifications and Experience

With many roles as a corporate director over the years and his experience as Chairman and Chief Executive Officer of USG Corporation, Mr. Foote provides the Board with strong business leadership, expertise in strategy formulation, financial acumen, management development and succession planning, and substantial experience with respect to corporate governance matters. These roles, in addition to his service as Chairman of The Federal Reserve Bank of Chicago, enable him to provide valuable insights and perspectives with regard to business and market conditions. In addition, he brings strength in the area of corporate governance to his role as chair of the Nominating and Governance Committee.

Ginger L. Graham



Director since: April 2010

Age: 62

Independent

Committee Memberships:
- Audit
- Nominating and Governance

Other Public Company Boards:
- Clovis Oncology, Inc.
- Genomic Health, Inc.

Ms. Graham is the former President and Chief Executive Officer of Two Trees Consulting, Inc., a healthcare and executive leadership consulting firm, where she served from November 2007 to December 2016. She previously served as Senior Lecturer at Harvard Business School from October 2009 to June 2012. She also previously served as President (from September 2003 to June 2006) and Chief Executive Officer (from September 2003 to March 2007) of Amylin Pharmaceuticals, a biopharmaceutical company, where she also served as a director from 1995 to 2009. From 1994 to 2003, she held various positions at Guidant Corporation, a cardiovascular medical device manufacturer, including Group Chairman, Office of the President, President of the Vascular Intervention Group, and Vice President. Ms. Graham has served on the board of directors of Genomic Health, Inc. since 2008 and the board of directors of Clovis Oncology, Inc. since 2013. She also serves on the board of directors of a number of privately-held companies.

Key Qualifications and Experience

Ms. Graham brings to the Board her extensive experience in senior management and leadership roles in the healthcare industry, including experience leading companies in drug, device, and product development and commercialization. The Board values her insight and experience, including her service on the faculty of Harvard Business School where she taught classes in entrepreneurship. She also brings to her service on the Board valuable experience as a director of publicly- and privately-held life sciences companies and as a consultant to healthcare companies regarding strategy, leadership, team building, and capability building.

John A. Lederer



Director since: April 2015

Age: 62

Independent

Committee Memberships:
• Compensation
• Finance

Other Public Company Boards:
• Maple Leaf Foods
• US Foods

Mr. Lederer has served as a Senior Advisor to Sycamore Partners, a private equity firm, since September 2017. Since September 2017, he has also served as the Executive Chairman of privately-held Staples, Inc. (and its newly formed and independent U.S. and Canadian retail businesses), a leading provider of office products and services to business customers, which was acquired by Sycamore Partners in 2017. From 2010 to 2015, he served as the President and Chief Executive Officer of US Foods, a leading food service distributor in the U.S. From 2008 to 2010, he served as the Chairman of the Board and Chief Executive Officer of Duane Reade, a New York-based pharmacy retailer, which was acquired by Walgreens in 2010. Prior to Duane Reade, he spent 30 years at Loblaw Companies Limited, Canada's largest grocery retailer and wholesale food distributor, where he served in a number of leadership roles including as its President from 2000 to 2006. Mr. Lederer has served on the board of directors of US Foods since 2010 and on the board of directors of Maple Leaf Foods since 2016. He served on the board of directors of Restaurant Brands International from 2014 until 2016 and as a director of Tim Hortons Inc. from 2007 until 2014, when it was acquired by Restaurant Brands International.

Key Qualifications and Experience

Mr. Lederer brings to the Board significant management and business experience in the retail and healthcare industries as a result of his experience as Chief Executive Officer of a retail pharmacy. The Board values his understanding of the business operations of and issues facing large retail companies, including in the areas of marketing, merchandising, and supply chain logistics. Mr. Lederer also has extensive experience with respect to mergers & acquisitions and other corporate development activities. His prior and current service as a director of several public companies also provides him with insight into public company operations, including with respect to talent development, executive compensation, and succession planning.

Dominic P. Murphy



Director since: August 2012

Age: 50

Independent

Committee Memberships:
• Finance

Mr. Murphy is the Founder & CEO of 8C Capital LLP, a private investment firm. From 2004 until 2017, he was a Partner at KKR, where he was responsible for the development of the firm's activities in the United Kingdom and Ireland, served as the head of its healthcare industry team in Europe, and served as a member of the firm's European investment and portfolio management committees. He was formerly a Partner at Cinven, a European-based private equity firm, from 1996 to 2004 and was an investment manager with 3i Group plc, an international investment management firm, from 1994 to 1996. From 2007 until 2015, Mr. Murphy served on the board of directors of Alliance Boots and certain of its affiliates. He serves on the board of directors of The Hut Group Limited, a privately-held company.

Key Qualifications and Experience

Mr. Murphy brings to the Board his considerable international business experience gained through his prior role in KKR-related private equity investments. The Board values his insights and experience, including his substantial mergers & acquisitions, corporate finance, and retail and healthcare industry experience, as well as his in-depth familiarity with many of the markets in which we operate. He also brings valuable experience as a current and former director of publicly- and privately-held healthcare companies.

Walgreens Boots Alliance

Stefano Pessina



Director since: August 2012

Age: 76

Executive Vice Chairman

Mr. Pessina has served as our Executive Vice Chairman since January 2015 and as our Chief Executive Officer since July 2015, having served as our Acting Chief Executive Officer from January 2015 to July 2015. Previously, he served as Executive Chairman of Alliance Boots from July 2007 to December 2014. Prior to that, he served as Executive Deputy Chairman of Alliance Boots. Prior to the merger of Alliance UniChem and Boots Group, he was the Executive Deputy Chairman of Alliance UniChem, previously having served as its Chief Executive Officer for three years through December 2004. He was appointed to the board of directors of Alliance UniChem in 1997 when UniChem merged with Alliance Santé, the Franco-Italian pharmaceutical wholesale group he established in Italy in 1977. Mr. Pessina served on the board of directors of Galenica AG, a publicly-traded Swiss healthcare group, from 2000 to 2017. He serves on the board of directors of a number of privately-held companies, including Sprint Acquisitions Holdings Limited ("Sprint Acquisitions").

Key Qualifications and Experience

As our Chief Executive Officer, Mr. Pessina leads our senior management team and brings to the Board an in-depth knowledge of the Company, including through his prior service as Executive Chairman of Alliance Boots, as well as the retail and healthcare industries. His substantial international business experience and business acumen provide the Board with valued strategic, financial, and operational insights and perspectives. The Board also values his significant mergers & acquisitions experience as well as his experience serving on the boards of directors of numerous publicly- and privately-held healthcare and retail companies. He brings valued perspective and judgment to the Board's discussions regarding our competitive landscape and strategic opportunities and challenges.

Leonard D. Schaeffer



Director since: May 2015

Age: 72

Independent

Committee Memberships:
• Finance
• Nominating and Governance

Other Public Company Boards:
• scPharmaceuticals Inc.

Mr. Schaeffer has served as the Judge Robert Maclay Widney Chair and Professor at the University of Southern California since 2008. He has also served as a senior advisor to TPG Capital, a private investment firm, since 2006. From 2007 to 2011, he served as the Chairman of the Board of Surgical Care Affiliates, LLC. He formerly served as the Chairman of the Board of WellPoint, Inc. (now Anthem, Inc.), then the largest health insurance company in the U.S., from 2004 to 2005; Chairman and Chief Executive Officer of WellPoint Health Networks Inc. from 1992 to 2004; and Chairman and Chief Executive Officer of Blue Cross of California. Earlier in his career, he worked for the federal government as Administrator of the Health Care Financing Administration (now the Centers for Medicare and Medicaid Services) in the U.S. Department of Health and Human Services, with responsibility for the federal Medicare and Medicaid programs. Since 2014, Mr. Schaeffer has served on the board of directors of scPharmaceuticals Inc., which completed its initial public offering in November 2017; and he served on the board of directors of Amgen, Inc. from 2004 to 2013 and Quintiles IMS Holdings, Inc. from 2008 to 2016. He also serves on the board of directors of the Brookings Institution, the RAND Corporation and the University of Southern California, as well as on the Board of Fellows of Harvard Medical School. He is a member of the National Academy of Medicine of the National Academies.

Key Qualifications and Experience

Mr. Schaeffer brings to the Board considerable experience in healthcare and health insurance, including his experience as former Chairman of WellPoint, Inc. and Chairman and Chief Executive Officer of WellPoint Health Networks Inc. and Blue Cross of California. His over 40 years of experience in health insurance, healthcare policy, and government-funded healthcare programs provide him with valuable perspectives on the overall healthcare industry. Further, his service as a director of other public companies in the healthcare industries provides him with additional perspective on the issues facing public companies in the markets in which we operate.

Nancy M. Schlichting



Director since: October 2006

Age: 62

Independent

Committee Memberships:
• Audit
• Compensation (Chair)

Other Public Company Boards:
• Hill-Rom Holdings, Inc.

Ms. Schlichting is the former Chief Executive Officer of the Henry Ford Health System, a leading hospital network and healthcare and medical services provider, having served in that role from June 2003 to December 2016. She was Executive Vice President of the Henry Ford Health System from June 1999 to June 2003, and President and Chief Executive Officer of Henry Ford Hospital from August 2001 to June 2003. Ms. Schlichting has served on the board of directors of Hill-Rom Holdings, Inc. since March 2017. She also serves on the board of directors of The Kresge Foundation and several other non-profit organizations.

Key Qualifications and Experience
As a result of her leadership of hospitals and health systems, Ms. Schlichting brings to her service on the Board a deep knowledge and understanding of the healthcare industry. The Board highly values her experience and insights gained at Henry Ford Health System, where she was responsible for the strategic and operational performance of a leading integrated health system, including an academic medical center, community hospitals, a health plan, a multi-specialty medical group, and an ambulatory and health retail network.

James A. Skinner



Director since: July 2005

Age: 73

Executive Chairman

Other Public Company Boards:
• Illinois Tool Works Inc.

Mr. Skinner has served as Executive Chairman of the Board since January 2015, having served as non-executive Chairman from July 2012 to January 2015. He previously served McDonald's Corporation as its Vice Chairman (from January 2003 to June 2012), its Chief Executive Officer (from November 2004 to June 2012), and as a director (from 2004 to 2012). Mr. Skinner has served on the board of directors of Illinois Tool Works Inc. since 2005, and he also serves as a trustee of the Ronald McDonald House Charities, a non-profit organization. He served on the board of directors of HP Inc. (f/k/a Hewlett-Packard Company) from 2013 to 2015.

Key Qualifications and Experience
Mr. Skinner's prior experience serving in a range of management positions, including as the Chief Executive Officer for more than seven years of McDonald's Corporation, one of the largest global companies, provides him with great breadth and depth of understanding of the strategic, operational, financial, and human capital issues facing companies. It also gives him valuable insights and perspectives with respect to our retail and consumer-facing operations. His extensive public company directorship experience provides him with valuable perspective on corporate responsibility and governance matters and enables him to draw on various viewpoints in his service on the Board.

Governance

Our Commitment to Strong Corporate Governance

The Board believes that a commitment to strong corporate governance standards is an essential element of enhancing long-term stockholder value in a sustainable manner. The Board believes that its commitment to good governance is demonstrated in part by the following practices:

• Annual Election of All Directors	• Independent Lead Director Responsibilities
• Majority Voting for All Directors	• Regular Executive Sessions of Independent Directors
• Cumulative Voting for Election of Directors	• Annual Board and Committee Evaluation Process
• No Supermajority Voting Provisions	• Strategic and Risk Oversight by Board and Committees
• No Stockholder Rights Plan ("Poison Pill")	• Commitment to Sustainability at the Senior Executive and Board Levels
• 3%, 3-Year Proxy Access By-law	• Stock Ownership Guidelines for Executives and Directors
• Stockholder Right to Call Special Meetings at 20%	• Policies Prohibiting Hedging and Short Sales of Stock by Executives
• Stockholder Right to Act by Written Consent	• Active Stockholder Engagement

On the recommendation of the Nominating and Governance Committee, the Board adopted the Corporate Governance Guidelines to assist the Board in the exercise of its responsibilities on behalf of the Company and our stockholders. The Corporate Governance Guidelines are intended to provide guidance as a component of the flexible framework within which the Board, assisted by its committees, oversees and directs the affairs of the Company. The Corporate Governance Guidelines establish policies and practices with respect to numerous areas of Board operations and responsibilities, including in the areas of Board structure and leadership and director independence. The Board periodically reviews the Corporate Governance Guidelines and updates them in response to changing regulatory requirements and evolving best practices. A copy of the Corporate Governance Guidelines can be found at http://investor.walgreensbootsalliance.com/corporate-governance.cfm.

Board Leadership Structure

The Board selects a Chairman from among its members annually following the election of Board members. Our by-laws provide that the Chairman of the Board may, but need not, be the Chief Executive Officer.

Currently, the roles of Chairman of the Board and the Chief Executive Officer are held by different persons. James A. Skinner serves as the Executive Chairman of the Board, and Stefano Pessina serves as our Chief Executive Officer.

The Corporate Governance Guidelines state that if the Chairman of the Board is the Chief Executive Officer or another director who does not qualify as independent, then the independent directors will select a Lead Independent Director to help ensure robust independent leadership on the Board. William C. Foote was selected by the independent directors to serve as Lead Independent Director.

As Lead Independent Director, Mr. Foote's responsibilities include:

- Presiding at all meetings of the independent directors as well as all meetings of the Board at which the Chairman of the Board is not present;
- Encouraging and facilitating the active participation of all directors;
- Serving as a communication facilitator between the Chief Executive Officer and other members of senior management, on the one hand, and the independent and non-management directors, on the other hand (without inhibiting direct communication between senior management and other directors), and between individual directors and the Board, including by:
  - providing the Chief Executive Officer and other members of senior management with feedback as determined in executive sessions;
  - being available to discuss with independent and non-management directors any concerns they may have and, as appropriate, relaying those concerns to the full Board and/or the Chief Executive Officer or other members of senior management; and

  - being a sounding board and advisor to the Chief Executive Officer and/or other members of senior management regarding his or her concerns and those of the independent directors;

- Approving, in consultation with the Chairman of the Board and other members of senior management to the extent practicable, the information to be provided to the Board in preparation for and at Board meetings, and consulting with directors as to their information needs;
- Approving Board meeting agendas after conferring with the Chairman of the Board, as appropriate, including adding agenda items in his discretion;
- Approving Board meeting schedules to help ensure that there is sufficient time for discussion of all agenda items;
- Calling meetings of the independent directors in his sole discretion, as and when required;
- Leading the Board's annual evaluation of the Chairman of the Board and Chief Executive Officer;
- Making himself available to advise the committee chairs in fulfilling their designated roles and responsibilities to the Board;
- Upon the reasonable request of a major stockholder, making himself available for consultation and direct communication with such stockholder where appropriate; and
- Performing such other functions as the Board or other directors may request.

The Board believes that this structure is optimal at this time because it allows Mr. Pessina to focus on leading our business and operations. At the same time, Mr. Skinner can focus on leadership of the Board, including calling and presiding over its meetings and preparing meeting agendas in collaboration with Messrs. Pessina and Foote, while working collaboratively with senior management. Similarly, Mr. Foote can lead executive sessions of the independent directors, serve as a liaison and supplemental channel of communication between independent directors and Messrs. Skinner and Pessina, and serve as a sounding board and advisor to Messrs. Skinner and Pessina.

Director Independence

Under the Corporate Governance Guidelines, the Board must consist of a substantial majority (at least two-thirds) of independent directors. In making independence determinations, the Board will consider all relevant facts and circumstances and observe all applicable requirements, including the relevant listing standards established by NASDAQ.

To be considered "independent" for these purposes, (a) the director must meet the bright-line independence standards under NASDAQ listing standards, and (b) the Board must affirmatively determine that the director otherwise has no material relationship with the Company, either as a director or as an officer, stockholder, or partner of an organization that has a relationship with the Company. In each case, the Board shall broadly consider all relevant facts and circumstances.

To aid in the director independence assessment process, the Board has adopted categorical standards that identify categories of relationships that the Board has determined would not affect a director's independence. These categorical standards, which are part of the Corporate Governance Guidelines, stipulate that the following will not be considered material relationships that would impair a director's independence:

Immaterial Sales/Purchases	At the time of the independence determination, the director is an executive officer or employee, or an immediate family member of such director is an executive officer, of another organization that does business with us and the sales by that organization to us, or purchases by that organization from us, in any single fiscal year during the evaluation period, are less than the greater of (i) $200,000 or (ii) 5% of the annual revenues of that organization. For the avoidance of doubt, payments arising solely from investments in our securities are not included in received payments for this purpose.
Immaterial Indebtedness	At the time of the independence determination, the director is an executive officer or employee, or an immediate family member of such director is an executive officer, of another organization that is indebted to us, or to which we are indebted, and the total amount of either entity's indebtedness to the other at the end of the last completed fiscal year is less than 5% of the other entity's total consolidated assets.
Immaterial Charitable Donations	At the time of the independence determination, the director serves as an executive officer, director, or trustee of a charitable organization, and our discretionary charitable contributions to the organization are less than the greater of (i) $200,000 or (ii) 5% of that organization's annual consolidated gross revenues during its last completed fiscal year. Our automatic matching of employee charitable contributions will not be included in the amount of our contributions for this purpose.

The Board, through the Nominating and Governance Committee, annually reviews all relevant relationships of each director to determine whether such director meets the categorical standards described above. Where an organization does not publish its financial information, the Board will make a good faith determination of whether the amounts exceed any of the thresholds set forth above. The Board may determine that a director who has a relationship that exceeds the limits described in the categorical standards (to the extent that any such relationship would not constitute a bar to independence under NASDAQ listing standards) is nonetheless independent.

Dominic P. Murphy

In prior years, the Board did not determine that Dominic P. Murphy was independent because (a) at that time, Mr. Murphy served as a Partner at KKR, and (b) at times during his service, KKR was a significant investor in Alliance Boots and was a party to Walgreens' acquisition of a 45% interest in Alliance Boots on August 2, 2012 and Walgreens' subsequent acquisition of the remaining 55% interest on December 31, 2014 (the "Second Step Transaction"). KKR received significant consideration (on a pro rata basis with other Alliance Boots shareholders) from the sale of its Alliance Boots interest to Walgreens in such transactions, and KKR had received customary monitoring and other fees from Sprint Acquisitions prior to the closing of the Second Step Transaction. Additionally, Mr. Murphy served as a KKR-designated director of Alliance Boots from 2007 until January 2015, and he received customary non-executive compensation fees from Alliance Boots in connection with his service.

As described in "—Related Party Transactions— Shareholders' Agreement" below, on August 1, 2016, KKR and its affiliates no longer met the beneficial ownership thresholds under the Shareholders' Agreement entitling them to designate a nominee for election to the Board, and consequently this right terminated. Furthermore, on November 1, 2016, KKR sold the remaining shares of our common stock that it acquired as part of the foregoing transactions. To our knowledge, KKR no longer owns any shares of our common stock.

On June 30, 2017, Mr. Murphy resigned as a Partner of KKR. While Mr. Murphy or his affiliates may continue to hold economic interests in KKR funds or other affiliates acquired during his prior employment with KKR, he no longer has any right to control or direct the affairs of KKR, including with respect to its investment decisions and management of its portfolio companies.

The Board considered all of these changes in circumstances as part of its annual director independence review. It also noted that, based upon representations made by Mr. Murphy, he is not a party to any relationship that would automatically disqualify him from being considered independent under NASDAQ listing standards (e.g., Mr. Murphy is not and has never been an employee of the Company or Alliance Boots).

Based on this, and such other facts and circumstances as it deemed appropriate (including advice of legal counsel), the Board has determined that there are no continuing relationships that would interfere with Mr. Murphy's exercise of independent judgment. Consequently, the Board has determined that Mr. Murphy is now an independent director under NASDAQ listing standards. Notwithstanding this, Mr. Murphy does not currently serve on the Audit Committee, the Compensation Committee of the Board (the "Compensation Committee"), or the Nominating and Governance Committee.

On August 1, 2017, affiliates of KKR entered into a transaction whereby it agreed to acquire PharMerica

Corporation ("PharMerica"), a national provider of institutional pharmacy, specialty infusion, and hospital pharmacy management services, for approximately $1.4 billion including the assumption or repayment of debt. At the closing of such transaction, an affiliate of the Company is expected to become a minority investor in the entity acquiring PharMerica. As this transaction was consummated after Mr. Murphy's resignation as a Partner of KKR, and Mr. Murphy did not have any control or responsibility in KKR's decision to acquire PharMerica or the Company's decision to invest in the entity acquiring PharMerica, the Board does not believe this transaction interferes with the exercise of Mr. Murphy's independent judgment or otherwise impairs Mr. Murphy's independence under NASDAQ listing standards.

Independence Determination

As a result of its annual review, the Board has determined that none of the following director nominees has a material relationship with the Company and, as a result, the following director nominees are independent: José E. Almeida, Janice M. Babiak, David J. Brailer, William C. Foote, Ginger L. Graham, John A. Lederer, Dominic P. Murphy, Leonard D. Schaeffer, and Nancy M. Schlichting.

James A. Skinner, the Executive Chairman of the Board, has served in an executive capacity since January 2015 and therefore is not an independent director. Stefano Pessina, the Executive Vice Chairman of the Board and our Chief Executive Officer, is also not an independent director.

Each member of the Audit Committee, the Compensation Committee, and the Nominating and Governance Committee is required to be independent in accordance with applicable rules and regulations. The Board has determined that each member of the Audit Committee, the Compensation Committee, and the Nominating and Governance Committee is independent as defined in our independence standards, the rules of the Securities and Exchange Commission (the "SEC"), and applicable stock exchange listing standards.

The table below summarizes the relationships that were considered in connection with the independence determinations. None of the transactions described below were considered material relationships that impacted the applicable director's independence.

Director	Categorical Standard	Description of Relationship
José E. Almeida	Immaterial Sales/Purchases	The Board examined the Company's relationship with Baxter International Inc., of which Mr. Almeida is the Chairman and Chief Executive Officer, Ortho-Clinical Diagnostics, Inc., of which Mr. Almeida is a director, and Partners in Health, of which Mr. Almeida serves on the board of trustees. The Board determined that these relationships were not material since (i) the amounts involved did not exceed the categorical standards adopted by the Board; and (ii) the payments made and received were for various products and services in the ordinary course of business.
Janice M. Babiak	Immaterial Sales/Purchases	The Board examined the Company's relationship with Institute of Chartered Accountants in England and Wales, of which Ms. Babiak is a Council Member. The Board determined that this relationship was not material since (i) the amount involved was de minimis and did not exceed the categorical standards adopted by the Board; and (ii) the payment made was for various services in the ordinary course of business.
David J. Brailer	Immaterial Sales/Purchases	The Board examined the Company's relationship with Health Evolution Partners, of which Mr. Brailer is the Chairman. The Board determined that this relationship was not material since (i) the amount involved did not exceed the categorical standards adopted by the Board; and (ii) the payment received was for various products and services in the ordinary course of business.
William C. Foote	Immaterial Sales/Purchases	The Board examined the Company's relationship with Northwestern Memorial HealthCare, of which Mr. Foote is a Life Trustee, and its affiliates. The Board determined that this relationship was not material since (i) the amounts involved did not exceed the categorical standards adopted by the Board; and (ii) the payments made and received were for various products and services in the ordinary course of business.
John A. Lederer	Immaterial Sales/Purchases	The Board examined the Company's relationship with Staples, Inc., of which Mr. Lederer is the Executive Chairman, and its affiliates. The Board determined that this relationship was not material since (i) the amounts involved did not exceed the categorical standards adopted by the Board; and (ii) the payments made and received were for various products and services in the ordinary course of business.
Dominic P. Murphy		See "—Dominic P. Murphy" above.
Leonard D. Schaeffer	Immaterial Sales/Purchases Immaterial Charitable Donations	The Board examined the Company's relationship with the University of Southern California, of which Mr. Schaeffer serves on the Board of Trustees. The Board determined that this relationship was not material since (i) the amounts involved did not exceed the categorical standards adopted by the Board; (ii) the payments made were for various products and services in the ordinary course of business or were made as a charitable donation.
Nancy M. Schlichting	Immaterial Sales/Purchases	The Board examined the Company's relationship with Henry Ford Health System, of which Ms. Schlichting was the President and Chief Executive Officer during a portion of 2017, and its affiliates. The Board determined that this relationship was not material since (i) the amounts involved did not exceed the categorical standards adopted by the Board; and (ii) the payments made and received were for various products and services in the ordinary course of business.

 

Related Party Transactions

The Board has adopted a written policy for the review of certain related party transactions, including those that are required to be disclosed in this Proxy Statement. For purposes of this policy, a "related party transaction" includes, subject to certain exceptions, a transaction (or series of transactions) in which (i) the Company or any of its subsidiaries is or will be a participant, (ii) the aggregate amount involved will exceed, or may be reasonably expected to exceed, $120,000 in any fiscal year, and (iii) any related person has or will have a direct or indirect material interest. The policy defines a "related person" to include any of our directors, director nominees, or executive officers; a holder of more than 5% of our common stock; and immediate family members of any of the foregoing.

Pursuant to this policy, all such related party transactions must be reviewed and approved or ratified by the Nominating and Governance Committee. In the event that a member of the Nominating and Governance Committee has an interest in a related party transaction, the transaction must be approved or ratified by the disinterested members of the Nominating and Governance Committee. In deciding whether to approve or ratify a related party transaction, the Nominating and Governance Committee considers, among other factors:

- The purpose of, and the potential benefits to the Company of, the transaction;

- The extent of the related party's interest in the transaction;

- Whether the transaction is fair to the Company and on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances;

- Whether the transaction would impair the independence of a Non-Employee Director; and

- Whether the transaction would present an improper conflict of interest for any of our directors, director nominees or executive officers, taking into account the size of the transaction, the overall financial position of the applicable related person, the direct or indirect nature of the applicable related person's interest in the transaction, and the ongoing nature of any proposed relationship.

Sprint Acquisitions

From time to time, we or our subsidiaries have entered into, or may be deemed to have entered into by virtue of our ownership of Alliance Boots, certain equity-related transactions and agreements with Sprint Acquisitions. Sprint Acquisitions is jointly controlled by (or by affiliates of) (i) Stefano Pessina, our Executive Vice Chairman and Chief Executive Officer, a director of the Company, and an indirect holder of more than 5% of our common stock; and (ii) funds advised by KKR, of which Dominic P. Murphy, a director of the Company, was a partner until his resignation in June 2017. Mr. Pessina, as well as Ornella Barra, our Co-Chief Operating Officer, and Marco Pagni, our Executive Vice President, Global Chief Administrative Officer and General Counsel, serve on the board of directors of Sprint Acquisitions. Mr. Murphy previously served on the board of directors of Sprint Acquisitions, but resigned in June 2017.

On January 1, 2015, WBAD Holdings Limited ("WBAD Holdings"), our wholly-owned subsidiary, transferred 320 common shares of Walgreens Boots Alliance Development GmbH ("WBAD"), our global sourcing enterprise, to Alliance Healthcare Italia Distribuzione S.p.A. ("AHID") in exchange for 32,000 Swiss francs. 91% of the capital stock of AHID was indirectly held by Sprint Acquisitions until August 2017, when the interest indirectly held by Sprint Acquisitions was sold to an entity affiliated with Mr. Pessina. The remaining 9% is held indirectly by us. WBAD Holdings retained the remainder of the equity interests in WBAD, which consist of 6,000 preferred shares. As the holder of common shares, AHID is only entitled to its pro rata share (approximately 5%) of any dividends paid by WBAD in excess of $3 billion per annum. Upon the liquidation of WBAD, AHID is entitled to receive its pro rata share (approximately 5%) of 10% of the net proceeds of such liquidation. Under certain circumstances, AHID has the right to put, and WBAD Holdings has the right to call, the common shares of WBAD held by AHID for a purchase price of $100,000. In connection with the sale of Sprint Acquisitions' indirect interest in AHID in August 2017, a dividend was declared by an affiliate of AHID to its shareholders. Our pro rata portion of the dividend for our 9% interest in the affiliate, which was paid after the end of 2017, was approximately $967,000.

Certain of our or our subsidiaries' executive officers or other employees may provide administrative and support services to AHID and its affiliates; and AHID and its affiliates may provide services to us and our subsidiaries. Furthermore, we and our subsidiaries may sell products to AHID and its affiliates, and AHID and its affiliates may sell products to us and our subsidiaries. These services and products are procured on an arm's-length basis pursuant to written agreements between the relevant parties. In 2017, we and our subsidiaries provided products and services valued at approximately $1.4 million to AHID and its affiliates, of which payment of approximately $0.2 million remained due at the end of 2017. In 2017, AHID and its affiliates provided services and products valued at approximately $1.1 million to us and our subsidiaries, of which payment of approximately $0.3 million remained due at the end of 2017.

Shareholders' Agreement

Pursuant to the Shareholders' Agreement, for so long as the SP Investors meet certain common stock beneficial ownership thresholds, and subject to certain other conditions, the SP Investors are entitled to designate a nominee for election to the Board. Mr. Pessina is the current designee of the SP Investors.

The KKR Investors previously had similar rights under the Shareholders' Agreement, and Mr. Murphy was the designee of the KKR Investors. However, on August 1, 2016, the KKR Investors no longer met the beneficial ownership thresholds under the Shareholders' Agreement entitling them to designate a nominee for election to the Board, and consequently this right terminated with respect to the KKR Investors. In addition, Mr. Murphy resigned as a partner of KKR effective June 30, 2017. For the reasons outlined elsewhere in this Proxy Statement, Mr. Murphy has been re-nominated for election to the Board independently and not as a designee of the KKR Investors.

The Shareholders' Agreement also includes, among other things, registration rights, standstill provisions, and restrictions on the SP Investors' and KKR Investors' ability to dispose of shares of our common stock or to acquire additional shares of our common stock. On November 4, 2016, certain of the KKR Investors sold 20,461,215 shares of our common stock in an underwritten public offering pursuant to a shelf registration statement we filed with the SEC on February 17, 2016. In connection with such offering, and as required by the terms of the Shareholders'

Agreement, we paid certain legal and related fees and expenses incurred by the KKR Investors of approximately $101,000.

Other Relationships and Transactions

Mr. Pessina co-owns Monavia Limited ("Monavia") with an individual who has no affiliation with the Company. Monavia owns a private aircraft that is managed and operated by Gama Aviation, a private charter company in which neither we nor Mr. Pessina has an ownership interest. From time to time during 2017, we chartered the aircraft owned by Monavia for business purposes. Monavia pays Gama Aviation management and other fees in connection with the use of this aircraft, including for use by the Company for business travel (including business travel by Mr. Pessina). Monavia also bears the operating costs, including fuel, relating to use of the aircraft. During 2017, Monavia received from and/or billed us £130,050 (approximately $167,000 based on exchange rates as of August 31, 2017) in connection with the use of such aircraft for business travel during 2017. We discontinued this arrangement in December 2016 and do not anticipate further chartering the aircraft owned by Monavia for business purposes. Other than as described in "Executive Compensation—Compensation Discussion and Analysis—VIII. Retirement and Other Benefits—B. Perquisites" below, we have not paid for any personal use of this or any other private aircraft by Mr. Pessina or any of our other employees.

Mr. Pessina and Ms. Barra are partners and share a private residence. As noted in "Executive Compensation—Compensation Discussion and Analysis" below, Ms. Barra reports to James A. Skinner, the Executive Chairman of the Board, and Mr. Skinner is the only member of management who makes recommendations concerning Ms. Barra's compensation to the Compensation Committee. For a description of Ms. Barra's 2017 compensation and benefits, see "Executive Compensation—Compensation Discussion and Analysis" and "Executive Compensation—Executive Compensation Tables and Supporting Information" below.

Mr. Pessina has a son who is employed by one of our subsidiaries in a non-executive officer capacity. Jacopo Pessina serves as Director, M&A and Healthcare Innovation—International and received total compensation in 2017 of more than $120,000. His compensation is comparable to other Company employees at a similar level.

 

Mr. Pessina has a daughter who became employed by one of our subsidiaries in a non-executive officer capacity in 2017. Elena Pessina serves as Head of International Coordination, Agency Operations and, while she did not

receive total compensation in 2017 of more than $120,000, is expected to receive total compensation exceeding that amount in 2018. Her compensation is comparable to other Company employees at a similar level.

Board Meetings and Attendance

During 2017, the Board held 9 meetings. In 2017, no incumbent director attended fewer than 75% of the total number of Board and applicable committee meetings held during the period that such director served.

We encourage our directors to attend each annual meeting of stockholders. All of our then-serving directors attended the 2017 Annual Meeting.

Our independent directors hold regularly-scheduled executive sessions without our management present. These executive sessions of independent directors are chaired by our Lead Independent Director. The independent directors met in executive session at all of the regularly-scheduled quarterly Board meetings held in 2017.

Board Committees

The Board has four standing committees: the Audit Committee, the Compensation Committee, the Finance Committee, and the Nominating and Governance Committee.

Audit Committee

Number of Meetings in 2017: 9

Committee Members:
Janice M. Babiak (Chair)
David J. Brailer
Ginger L. Graham
Nancy M. Schlichting

Key Responsibilities:

- Selecting our independent registered public accounting firm and reviewing its performance;
- Reviewing and discussing with our management and independent registered public accounting firm our financial statements;
- Reviewing and overseeing the design and operation of our internal accounting controls;
- Reviewing policies and procedures with respect to enterprise risk assessment and risk management, including major litigation and financial risks as well as information security and technology risks (including cybersecurity);
- Reviewing the overall adequacy and effectiveness of our legal, regulatory, and compliance programs; and
- Reviewing the responsibilities, budget, and staffing of our internal audit function.

Financial Expertise, Independence, and Financial Literacy

The Board has determined that each member of the Audit Committee satisfies the criteria adopted by the SEC to serve as an "audit committee financial expert."

In addition, the Board has determined that each member of the Audit Committee is an independent director pursuant to the requirements under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and NASDAQ listing standards and meets the current financial literacy requirements of NASDAQ.

Charter

The Audit Committee Charter is available on our website at:
http://investor.walgreensbootsalliance.com/corporate-governance.cfm.

Compensation Committee

Number of Meetings in 2017: 4

Current Committee Members:
José E. Almeida
  (as of April 19, 2017)
William C. Foote
John A. Lederer
Nancy M. Schlichting (Chair)

Prior Committee Members:
Leonard D. Schaeffer
  (until April 19, 2017)

Key Responsibilities:

- Reviewing and approving our executive compensation philosophy, strategy, principles, and levels;

- Developing market-comparable total compensation that enables us to attract and retain talented executives and reward outstanding performance in a manner designed to lead to long-term enhancement of stockholder value;

- Evaluating our Chief Executive Officer's performance and reviewing and approving his or her total compensation;

- Reviewing and approving the evaluation process and compensation structure for our senior executives other than the Chief Executive Officer;

- Administering our executive compensation programs, including base salaries; equity plans used to provide short-term and long-term incentive awards; and certain executive deferred compensation plans and perquisites; and

- Overseeing executive succession planning.

Independence

The Board has determined that each member of the Compensation Committee (including Mr. Schaeffer for such time as he served on the Compensation Committee) is independent under NASDAQ listing standards for directors and compensation committee members.

The Board has also determined that each member of the Compensation Committee (including Mr. Schaeffer for such time as he served on the Compensation Committee) is an "outside director" for purposes of Section 162(m) of the Internal Revenue Code (the "Code") and a "non-employee director" for purposes of Section 16 of the Exchange Act.

Charter

The Compensation Committee Charter is available on our website at:
http://investor.walgreensbootsalliance.com/corporate-governance.cfm.

Compensation Advisor

The Compensation Committee is supported in its work by our independent compensation consultant, Mercer LLC ("Mercer"). Mercer provides the Compensation Committee with information regarding market compensation and practices, assists the Compensation Committee in the review and evaluation of such compensation and practices, and advises the Compensation Committee on executive compensation decisions. Mercer also assists the Compensation Committee in the review and evaluation of our Non-Employee Director compensation program.

For 2017, Mercer's fees for executive and Non-Employee Director compensation consulting services provided to the Compensation Committee and our management were approximately $675,000.

Mercer is a wholly-owned subsidiary of Marsh & McLennan Companies ("MMC"). In 2017, MMC and its affiliates

(excluding Mercer) provided certain services to us and our affiliates unrelated to executive and Non-Employee Director compensation, primarily insurance brokerage and other professional services. For these services, MMC and its affiliates received compensation totaling approximately $2,500,000, excluding insurance premiums that are paid through MMC to insurance carriers on behalf of us and our affiliates. These non-compensation-related services and fees are not subject to the Compensation Committee's review or approval. The Mercer consultants providing services to the Compensation Committee do not market or sell to us, nor do they receive incentive or other compensation based on, these non-compensation-related services.

The Compensation Committee considered the independence of Mercer under applicable SEC rules and regulations and NASDAQ listing standards. Based on its review, the Compensation Committee determined that the services provided by MMC and its affiliates and the engagement of

 

Mercer did not raise any conflict of interest or other issues that would adversely impact Mercer's independence.

Compensation Committee Interlocks and Insider Participation

José E. Almeida, William C. Foote, John A. Lederer, Leonard D. Schaeffer, and Nancy M. Schlichting served on the Compensation Committee during all or a portion of 2017. No such person is now, or was during 2017, an officer or employee of the Company. No such person had any relationship with us or any of our subsidiaries during 2017 pursuant to which disclosure would be required under applicable rules of the SEC pertaining to the disclosure of transactions with related parties. None of our executive officers currently serves, or served during 2017, on the board of directors or compensation committee of another entity at any time during which an executive officer of such other entity served on the Board or the Compensation Committee.

Finance Committee

Number of Meetings in 2017: 5

Current Committee Members:
Janice M. Babiak
David J. Brailer (Chair)
John A. Lederer
Dominic P. Murphy
Leonard D. Schaeffer
  (as of April 19, 2017)

Key Responsibilities:

- Reviewing our dividend policy and other financial and investment policies;
- Reviewing our capital structure and financing requirements;
- Reviewing the principal terms and conditions of significant proposed borrowings and issuances of debt or equity securities by us;
- Reviewing our plans for capital expenditures and significant capital investments; and
- Reviewing our strategies and plans for significant mergers, acquisitions, divestitures, joint ventures, and investments in third party securities.

Charter

The Finance Committee Charter is available on our website at:
http://investor.walgreensbootsalliance.com/corporate-governance.cfm.

Nominating and Governance Committee

Number of Meetings in 2017: 5

Committee Members:
José E. Almeida
  (as of April 19, 2017)
William C. Foote (Chair)
Ginger L. Graham
Leonard D. Schaeffer

Key Responsibilities:

- Establishing and reviewing criteria to be used by the Board for selecting new directors;
- Recommending candidates for election to the Board;
- Overseeing succession planning for Board and committee membership;
- Making recommendations to the Board regarding the Corporate Governance Guidelines and other significant governance policies;
- Overseeing the annual Board evaluation and director peer review process; and
- Reviewing our policies and activities regarding Corporate Social Responsibility (including with respect to sustainability and the environment), charitable donations, and political contributions.

Independence

The Board has determined that each member of the Nominating and Governance Committee is independent under NASDAQ listing standards.

Charter

The Nominating and Governance Committee Charter is available on our website at:
http://investor.walgreensbootsalliance.com/corporate-governance.cfm.

Board Oversight of Strategy and Risk Management

Strategy

Oversight of our business strategy is a key responsibility of the Board. Throughout the year, the Board and its committees provide oversight and guidance to management regarding our strategy, operating plans, and overall performance. While elements of strategy are embedded in every regularly-scheduled meeting of the Board, the Board also dedicates at least one multi-day meeting each year to focus on our long-term business strategic planning.

The Board, primarily through its Finance Committee, also dedicates significant focus to reviewing our capital allocation strategy. Our current Board-approved capital allocation policy, which was approved and announced in 2014, is designed to ensure a balanced and disciplined approach to deploying capital intended to drive business growth and generate strong returns, while returning cash to stockholders through dividends and share repurchases over the long-term. The key elements of this policy include

seeking to maintain a strong balance sheet and financial flexibility, with a commitment to solid investment grade credit ratings to govern future capital allocation.

While the Board and its committees oversee elements of our strategic planning, our management is charged with executing the business strategy. To monitor our performance against our strategic goals, the Board receives regular updates and actively engages in dialogue with our executive management team. Directors may also periodically visit certain of our stores and other locations to see our strategy execution first hand.

The Board's oversight and our management's execution of our business strategy are intended to help promote the creation of long-term stockholder value in a sustainable manner, with a focus on assessing both potential opportunities available to us and risks that we might encounter.

Risk Management

We face a broad array of risks, including market, operational, strategic, legal, regulatory, reputational, and financial risks. Our management is responsible for establishing and maintaining systems to manage these risks. The Board exercises oversight over the elements and dimensions of major risks that we face. The Board administers its risk oversight function as a whole and through its committees, and uses the processes described below to help assess and monitor the risks we face.

We have established a global enterprise risk management ("ERM") program, which is led by our Global Chief Risk Officer. Our Risk Committee, which is comprised of key members of executive management, oversees and monitors the activities of our ERM program and reviews, on a regular basis, the top current and emerging enterprise risks we face, and relevant risk mitigation activities. This global ERM approach helps the Board and its committees receive relevant information about risks and understand our risk management process, the participants in the process, and key information gathered through the process.

The purpose of the ERM process is to identify risks that could affect us and the achievement of our objectives; to understand, assess, and prioritize those risks; and to facilitate the implementation of risk management strategies and processes across the Company.

In accordance with its charter, the Audit Committee reviews our policies and processes with respect to enterprise risk assessment and risk management, including major litigation and financial risks. On a regular basis, the Audit Committee reviews and discusses the key risks identified in the ERM process with management, their potential impact on us, and our risk mitigation strategies. In addition, the Audit Committee conducts regular reviews of the efficacy of our information security and technology risks (including cybersecurity) and related policies and procedures, which include receiving reports from our Global Chief Information Officer and other members of senior management who are tasked with monitoring cybersecurity risks.

The other standing committees of the Board oversee management of risks relating to their respective areas of responsibility. For example, the Compensation Committee reviews risks associated with the design and implementation of our compensation plans and arrangements (see "Executive Compensation— Compensation Discussion and Analysis—IX. Other Matters—A. Compensation Risk Oversight" below), the Finance Committee oversees key aspects of our financial risk management activities, and the Nominating and Governance Committee reviews risks related to our governance structures and processes.

Director Orientation and Continuing Education

The Corporate Governance Guidelines state that the Board shall maintain an orientation process for new directors. As part of this process, each new director receives a series of in-person briefings provided by our corporate officers on our business operations; significant financial, accounting and risk management matters; corporate governance; and key policies and practices. The new director also receives briefings on the responsibilities, duties, and activities of the committees on which the director will initially serve. Finally, the new director has the opportunity to visit and learn more about each of our divisions and select cross-divisional functions, both within and outside of the U.S., where he or she receives additional in-person briefings from divisional and cross-functional leadership. The Nominating and Governance Committee develops and oversees this orientation program with the assistance of our management.

Our directors are encouraged to participate in director continuing education programs sponsored by third-party organizations. Our executive management team also periodically provides materials and briefing sessions on subjects that assist directors in fulfilling their duties. Directors are encouraged to visit our facilities and operations and to directly communicate and interact with our senior management, which allows them to gain a first-hand view of our business.

Board Evaluation and Director Peer Review Process

The Board recognizes that a robust evaluation process is an essential component of strong corporate governance practices and promoting Board effectiveness. The Nominating and Governance Committee oversees an annual evaluation process led by the Lead Independent Director (who also serves as Chair of the Nominating and Governance Committee).

Each director completes an annual self-evaluation of the Board and the committees on which he or she serves. These self-evaluations are designed to help assess the skills, qualifications, and experience represented on the Board and its committees, and to determine whether the Board and its committees are functioning effectively. The results of this annual self-evaluation are discussed by the full Board and each committee, as applicable, and changes to the Board's and its committees' practices are implemented as appropriate.

The Lead Independent Director also conducts a confidential director peer review process. As part of this process, the Lead Independent Director speaks with each other director individually to obtain insights regarding the contributions of other directors (and the Executive Chairman of the Board may speak with each other director regarding the contributions of the Lead Independent Director), and to discuss issues in greater depth and obtain more targeted feedback with respect to Board, committee and individual director effectiveness. The results of this peer review process may be considered by the Board and the Nominating and Governance Committee along with other factors in director re-nomination decisions.

The Nominating and Governance Committee reviews the format of the Board evaluation and director peer review process as necessary to help ensure that the solicited feedback remains relevant and appropriate.

Additional Topics of Interest

Sustainability and Corporate Social Responsibility

Our commitment to Corporate Social Responsibility ("CSR") is embedded in our drive to operate both a sustainable and profitable enterprise for the long-term. Around the world, every day, millions of people rely on the medicines we distribute and dispense and on the products we provide to support their daily living. Advancing our environmental, social, and governance performance through our CSR initiatives builds trust in our businesses and in our brands, helping us to drive our financial performance and to achieve our vision of being the first choice for pharmacy, wellbeing, and beauty – caring for people and communities around the world.

Since the combination of Walgreens and Alliance Boots in December 2014, we have worked diligently to align our global CSR strategies. In 2016, in part through conversations with our stockholders and other stakeholders (such as non-governmental organizations and government bodies and agencies), we defined 12 CSR goals for the Company, which we continued to use in 2017. We believe these 12 CSR goals represent the areas where we, given our businesses, scale, and global reach, can have the most impact. We group these 12 CSR goals into four key areas as follows:

We have enhanced our disclosure of sustainability and CSR progress, most recently through the publication of our Corporate Social Responsibility Report 2016 (the "2016 CSR Report"). The 2016 CSR Report details our CSR initiatives and accomplishments, including how our 12 CSR goals are mapped to one or multiple Sustainable Development Goals. The 2016 CSR Report also provides disclosure of selected CSR-related indicators that we collected during 2016. We also began aligning the contents of our 2016 CSR Report with the Global Reporting Initiative (GRI) Standards. We expect further alignment between our disclosure and the GRI Standards to be included in our next Corporate Social Responsibility Report, which we expect to publish in January 2018.

In order to help enhance the credibility and transparency of our CSR-related data, we engaged Deloitte & Touche LLP ("Deloitte"), our independent registered public accounting firm, to conduct a review of selected indicators within our 2016 CSR Report in accordance with attestation standards established by the American Institute of Certified Public Accountants. Their assurance report can be found in the 2016 CSR Report.

COMMUNITY

✓ Support the health, wellbeing and vitality of the communities we serve

✓ Enable young people to achieve their potential wherever they are in the world

✓ Develop and mobilize our resources and partnerships in the fight against cancer

WORKPLACE

✓ Proactively support the personal health and wellbeing of our employees

✓ To deliver our commitment to equal opportunities for everyone across our employment practices, policies and procedures

✓ Continuously improve our robust approach to health and safety, actively caring for our employees and customers, throughout the Company

MARKETPLACE

✓ Create a global process that enables transparency of ingredients and their traceability for the exclusive consumer retail product brands that we sell

✓ Continue to drive ethical sourcing practices, protecting human rights across our supply chain

✓ Work collaboratively with a global network of key external organizations engaging in issues that carry the greatest social relevance to the markets and in the communities we serve

ENVIRONMENT

✓ Reduce our energy consumption and emissions on a comparable basis[1] as defined by the Greenhouse Gas Protocol

✓ Reduce the waste we create, on a comparable basis[1], and contribute to the drive for increasingly circular economies through increased re-use and recycling

✓ Develop plans to help achieve zero net deforestation by 2020, collaborating with other organizations in a global initiative

[1]Excludes the impact of acquisitions, disposals and any significant changes in existing operations.

 

Having appropriate oversight and governance of our CSR program is critical to its success. Our senior leadership has established a CSR Committee to play a leading role in providing this oversight and governance. The CSR Committee is chaired by our Co-Chief Operating Officer, Ornella Barra, and includes senior executives from our key business functions as well as from our Legal, Finance, Human Resources, and Communications functions. The CSR Committee meets regularly and, among other obligations, is charged with reviewing our CSR program (including the selection and approval of our CSR goals and the oversight of our CSR policy statements) and our progress towards achieving our CSR goals.

At the Board level, the Nominating and Governance Committee reviews, at least annually, our policies and activities regarding sustainability and CSR and assesses our management of risks with respect thereto. While the Nominating and Governance Committee has undertaken this review over the past few years, during 2017 the Board amended the Nominating and Governance Committee's charter to expressly set forth this responsibility. This change was made, in part, upon stockholder feedback we received in 2017. The Board believes that the Nominating and Governance Committee is the appropriate committee to discharge this obligation because sustainability and CSR matters represent a critical focus area of our corporate governance and that the members of the Nominating and Governance Committee, who are all independent directors, are able to effectively provide objective oversight of our CSR program and related initiatives.

In addition to the Nominating and Governance Committee's direct oversight, and as noted in "—Board Oversight of Strategy and Risk Management" above, the Audit Committee regularly reviews and discusses the key risks identified in the ERM process with management, their potential impact on us and our operations, and our risk mitigation strategies. These risks may include risks related to climate change, sustainability, and other CSR-related matters.

We are proud of the impact our CSR activities have on people in our communities and around the world, which were recognized in October 2016 by the United Nations Foundation who honored us with its Global Leadership Award. To learn more about our sustainability and CSR efforts, please view our 2016 CSR Report and other information on our website at http://www.walgreensbootsalliance.com/corporate-social-responsibility-report.

Public Policy Engagement

Primarily through Walgreens, we engage in the political and policymaking processes in the U.S., at the federal, state, and local levels, to participate in democratic self-government and to have a voice in public policy debates that have a direct impact on us. We exercise our responsibility to actively participate in the political process by supporting candidates whose policies and goals are consistent with our purpose to help people across the world lead healthier and happier lives, and that are aligned with the interests of our businesses, customers, communities, and stockholders. Policies on which we focused in 2017 included reimbursement for pharmacist-delivered clinical services, the expansion of the role of pharmacists in the healthcare delivery system, retail business regulation, and taxation.

We work to advance this agenda in part through: (1) contributing to candidates, parties, and political organizations, both directly from corporate funds and through the Walgreen Co. Political Action Committee; (2) supporting a government relations program that aims to educate elected officials and regulatory agencies on key public policy issues; and (3) our membership in trade associations.

All of our political and advocacy activities are intended to focus on promoting our business and strategic interests without regard to the personal political preferences or affiliations of any of our directors, officers, or employees.

Walgreens' Government Relations organization is responsible for the day-to-day implementation of our political advocacy and contributions. Walgreens' Government Relations department relies on inside and outside legal counsel, when appropriate, to help ensure our compliance with laws applicable to these activities.

Walgreens Boots Alliance

As with sustainability and CSR-related matters, the Nominating and Governance Committee is responsible for the oversight of policies and activities regarding political advocacy and contributions. At least annually, the Nominating and Governance Committee receives a report regarding these activities from senior management in Walgreens' Government Relations organization.

Additional information about our public policy engagement efforts, including our Political Engagement and Contributions Policy and a report of certain trade associations to which Walgreens belonged during calendar year 2017, can be found on our website at http://investor. walgreensbootsalliance.com/corporate-governance.cfm by clicking on "Policy Engagement."

Code of Conduct and Business Ethics

We have adopted a Code of Conduct and Business Ethics that applies to all of our employees, officers, and directors. We have also adopted a Code of Ethics for CEO and Financial Executives that applies to and has been signed by our Chief Executive Officer, Global Chief Financial Officer, and Global Controller and Chief Accounting Officer. These can be found at http://investor.walgreensbootsalliance.com/corporate-governance.cfm.

We intend to promptly disclose on our website, in accordance with applicable rules, any required disclosure of changes to

or waivers, if any, of our Code of Conduct and Business Ethics or our Code of Ethics for CEO and Financial Executives.

Our employees, partners, suppliers, and customers can ask questions about our Code of Conduct and Business Ethics or our Code of Ethics for CEO and Financial Executives, or report suspected violations of these codes, our policies, or the law, through one of the confidential reporting telephone lines or website addresses listed in our Code of Conduct and Business Ethics or by e-mailing wbacompliance@wba.com.

Stockholder Engagement

We value an open dialogue with our stockholders, and we believe that regular communication with our stockholders and other stakeholders is a critical part of enabling our long-term success.

The Board believes that, in most circumstances, our Chief Executive Officer and other authorized members of our senior management are best positioned to speak on behalf of the Company with our stockholders. However, the Board or its committees regularly receive reports on our stockholder engagement activities, and are provided with the opportunity to discuss and ask questions about significant stockholder feedback we receive. The Board and its committees also regularly consider stockholder perspectives, among other considerations, when making decisions related to their specific duties and responsibilities. Finally, the Corporate Governance Guidelines state that,

from time to time, upon the reasonable request of one of our major stockholders, the Lead Independent Director will make himself available for consultation and direct communication with such stockholder where appropriate.

During 2017, members of our management team met with a number of our stockholders to discuss, among other topics, our business, financial, and operating performance; capital allocation priorities; corporate governance; executive compensation; and sustainability and CSR initiatives. This included, in advance of the Annual Meeting, formal governance-related outreach to over 20 of our largest stockholders, representing approximately 36% of our outstanding shares as of August 31, 2017 (approximately 41% excluding those shares held by affiliates of Stefano Pessina, our Executive Vice Chairman and Chief Executive Officer), in advance of the Annual Meeting.

In part as a result of stockholder feedback, over the past year, we took a number of actions to strengthen our governance and executive compensation programs and enhance the disclosure of our existing practices.

- We amended the charter of the Nominating and Governance Committee to further clarify its role in overseeing our policies and activities regarding CSR, including with respect to sustainability and the environment.

- We enhanced our disclosure of our commitment to strong CSR and sustainability practices, both through additional disclosure in this Proxy Statement in "—Sustainability and Corporate Social Responsibility" above and through the issuance of our 2016 CSR Report, which is available at http://www.walgreensbootsalliance.com/corporate-social-responsibility-report.

- We adopted a new Political Engagement and Contributions Policy, which sets forth basic principles concerning political contributions, lobbying activities, and trade association memberships of the Company and its subsidiaries in the U.S., and which superseded the legacy policy previously adopted by Walgreens. We also further included disclosure in this Proxy Statement regarding our efforts to engage in the political process on behalf of our businesses, customers, communities, and stockholders, which can be found in "—Public Policy Engagement" above.

- We enhanced our disclosure of our executive compensation programs and practices in this Proxy Statement, specifically with respect to the manner in which the Compensation Committee set the performance targets for our 2017 executive compensation program so as to be rigorous yet achievable. This can be found in "Executive Compensation—Compensation Discussion and Analysis—III. Target Setting for Incentive Compensation" below.

- Taking into account the strong support demonstrated by our stockholders through both our direct engagement efforts as well as through the results of the say-on-pay advisory vote at our 2017 annual meeting of stockholders, the Compensation Committee maintained the core structure of our overall executive compensation program while implementing a limited number of changes, including revising our 2018 executive compensation "peer group" to increase its healthcare focus. A description of these changes can be found in "Executive Compensation—Compensation Discussion and Analysis—VII. Executive Compensation Program Updates for 2018" below.

Communication with the Board

Stockholders and other interested parties may communicate with the Board. Communications with the Board should be in writing, in the English language, and should be delivered:

- By courier or mail, addressed to Walgreens Boots Alliance, Inc., 108 Wilmot Road, MS #1858, Deerfield, Illinois 60015, Attention: Corporate Secretary; or

- By e-mail, to WBABoard@wba.com.

Our Corporate Secretary reviews all communications sent to the Board. All such communications will be forwarded to the Board or the appropriate committee or member thereof (or an individual director), except for those items that our Corporate Secretary deems, in his discretion, to be unrelated to a director's duties and responsibilities as a director. Communications addressed to the Board may, at our discretion, be shared with members of our management.

Further information regarding the submission of comments or complaints relating to accounting, internal accounting controls, or auditing matters can be found in our Audit Committee Complaint Policy for Accounting and Auditing Matters, which is available at http://investor.walgreensbootsalliance.com/corporate-governance.cfm.

Director Compensation

Each Non-Employee Director receives compensation for his or her service to the Board. Mr. Pessina, our Executive Vice Chairman and Chief Executive Officer, and Mr. Skinner, our Executive Chairman, are employees of the Company and therefore do not receive any additional compensation for their service to the Board. Information about their compensation can be found in "Executive Compensation—Compensation Discussion and Analysis—VI. CEO and Executive Chairman Compensation" and "Executive Compensation—Executive Compensation Tables and Supporting Information" below.

Pursuant to its charter, the Compensation Committee is charged with reviewing all elements of Non-Employee Director compensation and recommending to the Board any changes. The Board determines the form and amount of Non-Employee Director compensation annually after reviewing the Committee's recommendation, if any.

Cash Retainers

In 2017, each Non-Employee Director received a $95,000 annual cash retainer. Also in 2017, the Lead Independent Director received an additional annual cash retainer of $40,000, the Chair of the Audit Committee received an additional annual cash retainer of $25,000, and the Chairs of the other standing Board committees received an additional annual cash retainer of $20,000. All cash retainers were paid in quarterly installments.

Equity-Based Awards

A substantial portion of each Non-Employee Director's annual compensation is in the form of equity, which the Board believes helps align his or her compensation with the interests of our stockholders. Under the Walgreens Boots Alliance, Inc. 2013 Omnibus Incentive Plan (the "Omnibus Incentive Plan"), each Non-Employee Director is granted fully-vested shares of our common stock annually, on a date determined by the Board (currently November 1), for his or her service during the prior twelve months.

In 2017, each then-serving Non-Employee Director received a grant of our common stock with a market value of $190,000 as of the grant date (November 1, 2016). This grant was made under the Omnibus Incentive Plan for service as a director from November 1, 2015 through October 31, 2016.

Deferral Opportunities

Under the Omnibus Incentive Plan, the following deferral opportunities are available to Non-Employee Directors:

- All cash retainer payments may be deferred into a deferred cash compensation account or awarded in the form of deferred stock units ("DSUs"); and

- The annual stock grant may be awarded in the form of DSUs.

All amounts deferred into the deferred cash compensation account accrue interest at a monthly compounding rate equal to 120% of the applicable federal midterm rate. The Omnibus Incentive Plan provides Non-Employee Directors with election options relating to the timing and form of payment of account balances following termination of his or her service as a director, subject to certain restrictions.

Other

A Non-Employee Director who joins the Board during a fiscal year receives pro-rated amounts for all elements of his or her compensation for such fiscal year. A Non-Employee Director who leaves the Board during a fiscal year is entitled to retain any portion of his or her cash retainer already received for his or her service during such fiscal year, but is not entitled to receive a pro-rated equity award on the following November 1 for such pro-rated service.

All directors are reimbursed for expenses incurred in connection with meetings of the Board and its committees. On a very limited basis, we may determine that it is appropriate for a Non-Employee Director to be accompanied by his or her spouse or partner in connection with these meetings and/or at other events related to such Non-Employee Director's service on the Board. In these circumstances, we also reimburse the spouse's or partner's travel expenses. In addition, in accordance with the Corporate Governance Guidelines, directors are reimbursed for reasonable expenses related to continuing education programs.

Non-Employee Director Stock Ownership Guidelines

We have adopted stock ownership guidelines for Non-Employee Directors. Under these guidelines, each Non-Employee Director is expected to accumulate at least the

 

lesser of (a) 20,000 shares of our common stock and (b) the number of shares valued at three times (3x) such director's total annual cash and equity compensation for Board service. Each Non-Employee Director is required to satisfy the stock ownership guidelines applicable to him or her within five years after first becoming subject to the guidelines. We consider DSUs as shares owned for purposes of compliance with these guidelines.

As of the Record Date, each Non-Employee Director then serving had either met these guidelines or, using reasonable assumptions regarding future director compensation and stock appreciation, was progressing towards meeting these guidelines within the prescribed time frame.

The stock ownership guidelines applicable to Messrs. Pessina and Skinner are described further in "Executive Compensation—Compensation Discussion and Analysis—IX. Other Matters—B. Stock Ownership Guidelines" below.

2017 Non-Employee Director Compensation

The following table shows information regarding the compensation earned or paid during 2017 to Non-Employee Directors who served on the Board during the year. As noted above, Messrs. Skinner and Pessina are employees of the Company and therefore did not receive any additional compensation for their service to the Board.

Name	Fees Earned or Paid in Cash ($) ❶	Stock Awards ($) ❷	All Other Compensation ($) ❸	Total ($)
José E. Almeida ❹	34,851	—	—	34,851
Janice M. Babiak	120,000	190,000	18,759	328,759
David J. Brailer	115,000	190,000	35,858	340,858
William C. Foote	155,000	190,000	69,860	414,860
Ginger L. Graham	95,000	190,000	34,559	319,559
John A. Lederer	95,000	190,000	7,371	292,371
Dominic P. Murphy	95,000	190,000	20,562	305,562
Leonard D. Schaeffer	95,000	190,000	4,034	289,034
Nancy M. Schlichting	115,000	189,988	80,660	385,648

❶ Includes the annual retainer and other cash retainers outlined above (in all cases including deferred amounts). Directors who join the Board during a year receive a pro-rated cash retainer for their service during that year. During 2017, the following directors deferred all of their retainers into DSUs: Dr. Brailer; Mr. Lederer; Mr. Murphy; and Ms. Schlichting.

❷ Represents the grant date (November 1, 2016) fair value determined in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 718 of the stock grant under the Omnibus Incentive Plan to each Non-Employee Director who received this stock award (including any deferred amounts). The number of shares granted was calculated by dividing $190,000 by $82.46, the closing stock price on November 1, 2016. All stock awards are fully vested at the grant date. See "Security Ownership of Certain Beneficial Owners and Management" below for information regarding the number of DSUs held by Non-Employee Directors as of the Record Date.

❸ Represents dividends credited to DSUs. In addition to the amounts reported, directors are eligible to receive the same discount on merchandise purchased from us as we make available to employees generally.

❹ Mr. Almeida joined the Board on April 19, 2017.

2018 Non-Employee Director Compensation Changes

The Compensation Committee conducted its annual review of our Non-Employee Director compensation program in July 2017. Following that review, the Compensation Committee recommended, and the Board approved, the following changes:

- a $5,000 increase of the annual cash retainer from $95,000 to $100,000, effective September 1, 2017; and

- a $10,000 increase in the annual equity grant value from $190,000 to $200,000, beginning with the scheduled November 1, 2017 grant.

No other changes were made to our Non-Employee Director compensation program for 2018.

 

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information, as of the Record Date, concerning the ownership of our common stock by each person who is known to us to beneficially own more than 5% of our common stock, by each director and director nominee, by each NEO (as defined below), and by all current directors and executive officers as a group. Beneficial ownership is determined according to the rules of the SEC and generally includes any shares over which a person possesses sole or shared power to vote or to direct the disposition of, as well as any shares that such person has the right to acquire within 60 days, including through the exercise of options or other rights. Under these rules, the same shares may be beneficially owned by more than one person if there is shared power to vote and/or shared power to direct the disposition of the shares. Except as otherwise noted, to our knowledge, the persons named possessed sole voting and investment power over such shares, and such shares are not subject to any pledge.

Name	Shares of Common Stock Owned ❶	Options Currently Exercisable or Exercisable Within 60 Days	Total Shares of Common Stock Beneficially Owned ❶	Percent of Class
The Vanguard Group ❷	64,710,517	—	64,710,517	6.5%
BlackRock, Inc. ❸	54,136,702	—	54,136,702	5.5%
José E. Almeida ❹	1,492	—	1,492	*
Janice M. Babiak ❹	1,200	—	1,200	*
Ornella Barra	1,697,438	56,254	1,753,692	*
David J. Brailer ❹	5,167	—	5,167	*
George R. Fairweather ❺	13,867	56,254	70,121	*
William C. Foote ❹	16,415	—	16,415	*
Alexander W. Gourlay	734,389	56,254	790,643	*
Ginger L. Graham ❹	2,150	—	2,150	*
John A. Lederer ❹	50,000	—	50,000	*
Dominic P. Murphy ❹	798	—	798	*
Stefano Pessina ❶ ❻	143,091,383	—	143,091,383	14.4%
Leonard D. Schaeffer ❹ ❼	1,659	—	1,659	*
Nancy M. Schlichting ❹	10,256	—	10,256	*
James A. Skinner ❶ ❹	71,203	—	71,203	*
All current directors and executive officers as a group (18 individuals) ❶ ❹ ❽	146,241,884	332,342	146,574,226	14.8%

*Less than 1% of the Company's outstanding common stock.

 

❶ Does not include shares underlying restricted stock units ("RSUs") and RSUs credited as dividends on RSUs issued under equity incentive plans that do not vest within 60 days of the Record Date. The table below presents such unvested RSUs separately and, in total with beneficially owned stock, as of the Record Date for each NEO then serving, each director, and all current directors and executive officers as a group.

Name	Restricted Stock Units	Shares of Common Stock Beneficially Owned	Total
Stefano Pessina	—	143,091,383	143,091,383
James A. Skinner	262,693	71,203	333,896
All current directors and executive officers as a group (18 individuals)	271,130	146,574,226	146,845,356

❷ Represents shares beneficially owned as of December 31, 2016, based on a Schedule 13G/A filed on February 13, 2017 by The Vanguard Group. In such filing, The Vanguard Group lists its address as 100 Vanguard Blvd., Malvern, PA 19355, and indicates that it has sole voting power with respect to 1,366,548 shares, shared voting power with respect to 175,001 shares, sole dispositive power with respect to 63,181,357 shares, and shared dispositive power with respect to 1,529,610 shares.

❸ Represents shares beneficially owned as of December 31, 2016, based on a Schedule 13G filed on January 30, 2017 by BlackRock, Inc. In such filing, BlackRock, Inc. lists its address as 55 East 52nd Street, New York, NY 10055, and indicates that it has sole voting power with respect to 45,309,761 shares, shared voting power with respect to 0 shares, sole dispositive power with respect to 54,136,702 shares, and shared dispositive power with respect to 0 shares.

❹ Does not include DSUs issued under the Omnibus Incentive Plan and the former Walgreen Co. Nonemployee Director Stock Plan. The table below shows units held separately, and in total with beneficially owned stock, as of the Record Date by (a) each Non-Employee Director who held DSUs and (b) Mr. Skinner, who was a Non-Employee Director until his appointment as Executive Chairman in January 2015.

Name	Deferred Stock Units	Shares of Common Stock Beneficially Owned	Total
José E. Almeida	—	1,492	1,492
Janice M. Babiak	16,275	1,200	17,475
David J. Brailer	29,205	5,167	34,372
William C. Foote	50,889	16,415	67,304
Ginger L. Graham	26,977	2,150	29,127
John A. Lederer	9,677	50,000	59,677
Dominic P. Murphy	18,612	798	19,410
Leonard D. Schaeffer	6,300	1,659	7,959
Nancy M. Schlichting	55,985	10,256	66,241
James A. Skinner	78,099	71,203	149,302

❺ Does not include 513,563 shares beneficially owned by Mr. Fairweather's wife. Mr. Fairweather disclaims any beneficial interest in these shares.

6 Based on (i) a Schedule 13D/A jointly filed with the SEC on November 4, 2016 by Alliance Santé Participations S.A. ("ASP"), NEWCIP S.A. ("NEWCIP"), and Stefano Pessina and (ii) in the case of shares underlying RSUs issued in lieu of dividends, Company records. Mr. Pessina beneficially owns an aggregate of 143,091,383 shares, consisting of (i) 98,858 shares underlying RSUs (including shares underlying RSUs issued in lieu of dividends) held directly by Mr. Pessina, which are scheduled to vest within 60 days of the Record Date; and (ii) 142,992,525 shares held directly and of record by ASP. Such filing indicates that ASP has sole voting power and sole dispositive power with respect to the 142,992,525 shares that it holds directly and of record, that NEWCIP is the sole shareholder of ASP, and that Mr. Pessina holds 100% voting control over NEWCIP. Accordingly, each of NEWCIP and Mr. Pessina may be deemed to be the beneficial owner of the 142,992,525 shares held directly and of record by ASP. In such filing, each of ASP and NEWCIP's address is listed as 14, avenue du X Septembre, L-2550, Luxembourg, Grand Duchy of Luxembourg.

7 Shares are held by family trusts for which Mr. Schaeffer serves as co-trustee and over which he shares voting and investment control, and, in the case of one of the trusts, was a grantor and is a beneficiary.

8 Does not include an aggregate of 527,680 shares (which includes the shares disclosed in footnote 5 above) held by family members of current executive officers or directors, the beneficial ownership of which has been disclaimed by such executive officers or directors.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our executive officers and directors, and persons who beneficially own more than 10% of our common stock, to file initial reports of ownership and changes in ownership with the SEC. The SEC has established specific due dates for these reports, and we are required to disclose in this Proxy Statement any known late filings or failures to file. Based on a review of such forms furnished to us and the written representations from our executive officers and directors, we believe that, during 2017, all such required reports were filed in a timely manner and disclosed all required transactions.

Proposal 2:

Ratification of the Appointment of Deloitte & Touche LLP as the Independent Registered Public Accounting Firm

What am I voting on?

Stockholders are being asked to ratify the appointment of Deloitte to serve as our independent registered public accounting firm for 2018.

What is the Board's voting recommendation?

The Board recommends a vote "**FOR**" Proposal 2. Proxies solicited by the Board will be so voted unless stockholders specify a contrary choice in their voting instructions.

What is the required vote?

Approval of Proposal 2 requires the affirmative vote of a majority of the shares represented in person or by proxy at the Annual Meeting and entitled to vote on the matter. If you elect to abstain, the abstention will have the same effect as an "AGAINST" vote on Proposal 2.

The Audit Committee has the sole responsibility to hire, evaluate and, if appropriate, replace our independent registered public accounting firm. The Audit Committee has re-appointed Deloitte to serve as our independent registered public accounting firm and as auditors of our consolidated financial statements for 2018. Deloitte has served as our independent registered public accounting firm since 2002.

The Audit Committee annually evaluates the performance of our independent registered public accounting firm and the senior audit engagement team, and determines whether to re-engage the current firm or consider other audit firms. Further information regarding the factors considered in this evaluation are described in "Audit Committee Report" below.

At the Annual Meeting, stockholders are being asked to ratify the appointment of Deloitte as our independent registered public accounting firm for 2018. In the event of a negative vote on this proposal, the Audit Committee will reconsider its selection. Even if this appointment is ratified, the Audit Committee may, in its discretion, direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in the best interests of the Company and our stockholders.

One or more representatives of Deloitte are expected to be present at the Annual Meeting. The representatives will have an opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.

Independent Registered Public Accounting Firm Fees and Services

Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors

The Audit Committee is responsible for appointing, setting compensation for, and overseeing the work of our independent registered public accounting firm. In addition, it has established a policy concerning the pre-approval of services performed by our independent registered public accounting firm. Each proposed engagement not specifically identified by the SEC as impairing independence is evaluated for independence implications prior to our entering into a contract with the independent registered public accounting firm for such services.

The Audit Committee has approved in advance certain permitted services, the scope of which is consistent with auditor independence. These services are: (i) audits or reviews of subsidiaries that are filed with government and regulatory bodies and similar reports; (ii) services associated with SEC registration statements, other documents filed with the SEC or other documents issued in connection with securities offerings (for example, comfort letters or consents), and assistance in responding to SEC comment letters; (iii) consultations with management as to the accounting or disclosure of transactions or events and/or the actual or potential impact of final or proposed rules, standards, or interpretations by the SEC, the Public Company Accounting Oversight Board (the "PCAOB"), or other regulatory or standard setting bodies; (iv) audits of employee benefit and pension plans; and (v) annual revenue certifications prepared for regulatory or commercial purposes.

If the project is in a permitted category, then it is considered pre-approved by the Audit Committee. All other services require specific pre-approval by the Audit Committee. Such engagements with total fees up to $500,000 require the approval of the Audit Committee Chair. Such engagements with total fees greater than $500,000 require the approval of the full Audit Committee. On a quarterly basis, the Audit Committee reviews a summary listing of service fees and a description of the nature of the engagement.

All audit, audit-related, and tax services performed by Deloitte for the Company and its consolidated subsidiaries in 2017 were pre-approved by the Audit Committee in accordance with the regulations of the SEC. The Audit Committee considered and determined that such provision of non-audit services during 2017 was compatible with maintaining auditor independence.

Audit Fees and All Other Fees

The following table shows the fees for audit and other services provided by Deloitte for 2017 and 2016.

	2017 ($ in thousands)	2016 ($ in thousands)
Audit Fees ❶	10,972	9,356
Audit-Related Fees ❷	367	532
Tax Fees: ❸		
Compliance ❹	2,450	485
Planning and Advice ❺	3,585	2,701
All Other Fees ❻	121	320
Total:	17,495	13,394

❶ Audit fees relate to professional services rendered in connection with the audit of our annual financial statements and internal control over financial reporting, review of our quarterly financial statements, and audit services provided in connection with other statutory and regulatory filings.

❷ Audit-related fees relate to professional services that are reasonably related to the performance of the audit or review of our financial statements.

❸ Tax fees relate to professional services rendered in connection with assistance with tax return preparation, tax audits, tax compliance, and tax consulting and planning services. Total tax fees were $6,035,000 in 2017 and $3,186,000 in 2016.

❹ Includes assistance with tax return preparation and related compliance matters, including accounting methods and tax credits.

❺ Includes tax planning advice and assistance with tax audits.

❻ All other fees relate to professional services not included in the categories above, including those related to strategic advisory services.

Audit Committee Report

The following Audit Committee Report shall not be deemed to be incorporated by reference into any filing we may make under the Securities Act of 1933, as amended (the "Securities Act") or the Exchange Act, notwithstanding any general statement contained in any such filing incorporating this Proxy Statement by reference, except to the extent we incorporate such report by specific reference.

The Audit Committee is comprised of the four members named below. The Board has determined that each member satisfies the independence, financial literacy, and other requirements in the NASDAQ listing standards and applicable securities laws. Each member is also an "audit committee financial expert" as defined by the SEC. As described above under "Governance—Board Committees," the Audit Committee operates under a written charter adopted by the Board.

The purpose of the Audit Committee includes assisting the Board in the oversight and monitoring of the Company's:

- financial statements and other financial information;
- independent registered public accounting firm;
- internal audit department;
- compliance department;
- systems of internal controls (including those specific to technology and cybersecurity) and accounting policies established by the Company's management and the Board; and
- enterprise risk management.

At least annually, the Audit Committee reviews the Company's independent registered public accounting firm to decide whether to retain such firm on behalf of the Company. Deloitte has been the independent registered public accounting firm of the Company (including its predecessor Walgreens) since May 2002.

When conducting its latest review of Deloitte, the Audit Committee actively engaged with Deloitte's engagement partners and senior leadership where appropriate and considered, among other factors:

- the professional qualifications of Deloitte and that of the lead audit partner and other key engagement partners relative to the current and ongoing needs of the Company;
- Deloitte's historical and recent performance on the Company's audits, including the extent and quality of Deloitte's communications with the Audit Committee related thereto;
- the appropriateness of Deloitte's fees relative to both efficiency and audit quality;
- Deloitte's independence policies and processes for maintaining its independence;
- Deloitte's tenure as the Company's independent registered public accounting firm and its related depth of understanding of the Company's businesses, operations, and systems, and the Company's accounting policies and practices;
- Deloitte's capability, expertise, and efficiency in handling the breadth and complexity of the Company's operations across the globe;
- Deloitte's demonstrated professional integrity and objectivity, which is furthered by the Audit Committee-led process to rotate and select the lead audit partner and other key engagement partners at least every five years or as otherwise required by applicable law or regulation, and which was done most recently in calendar year 2016; and
- the relative benefits, challenges, overall advisability, and potential impact of selecting a different independent public accounting firm.

Deloitte provided the Audit Committee with the written disclosures and the letter required by the applicable requirements of the PCAOB regarding Deloitte's communications with the Audit Committee concerning independence, and the Audit Committee has discussed and confirmed with Deloitte its independence.

As a result of this evaluation, the Audit Committee approved the appointment of Deloitte as the Company's independent registered public accounting firm for the fiscal year ending August 31, 2018, subject to stockholder ratification.

In addition to its appointment, the Audit Committee is directly responsible for the oversight, compensation (including negotiation of audit fees), and retention of the Company's independent registered public accounting firm. The Audit Committee regularly monitors the audit, audit-related, tax, and other non-audit services provided by the Company's independent registered public accounting firm, specifically considering any potential challenges to auditor independence in the short-term and long-term. The applicable Company policy requires the Audit Committee to approve, in advance, certain audit and permissible non-audit services to be performed by the Company's independent registered public accounting firm in excess of certain amounts. Changes in audit and other permissible fees between years generally reflect significant acquisitions and divestitures, macro-economic factors, changes in systems and business prospects, or other factors that create efficiencies or disruptions for the Company.

The Company's management is responsible for the Company's internal control over financial reporting, the financial reporting process, and the preparation of the Company's financial statements. Deloitte is responsible for performing an independent audit of the Company's financial statements and of the effectiveness of the Company's internal control over financial reporting, in accordance with auditing standards promulgated by the PCAOB, and expressing opinions on the conformity of the financial statements with accounting principles generally accepted in the U.S. and the Company's effectiveness of internal control over financial reporting. The Audit Committee does not itself prepare the Company's financial statements or perform audits, and its members are not auditors or certifiers of such financial statements.

In performing its monitoring and oversight function, the Audit Committee has established procedures to receive and track the handling of complaints regarding accounting,

internal control, and auditing matters. The Audit Committee regularly meets with the Company's management, including its General Auditor, and has regular private sessions with the General Auditor without other members of management present. The Audit Committee also regularly meets with Deloitte, with and without members of the Company's management present.

The Audit Committee reviewed and discussed the Company's financial statements with management, including its General Auditor, as well as with Deloitte. The Audit Committee discussed with Deloitte the quality of the Company's accounting principles; the reasonableness of its critical accounting estimates and judgments; and the disclosures in its financial statements, including disclosures relating to significant accounting policies. The Audit Committee also discussed with Deloitte significant disputes with management, if any, as well as the matters required to be disclosed by Auditing Standard No. 1301, "Communications with Audit Committees," as adopted by the PCAOB. The Audit Committee relies, without independent verification, on the information provided to it and on the representations made by the Company's management, including its General Auditor, as well as by Deloitte.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 2017.

Audit Committee

Janice M. Babiak, Chair
David J. Brailer
Ginger L. Graham
Nancy M. Schlichting

Proposal 3:

Advisory Vote to Approve Named Executive Officer Compensation

What am I voting on?

Stockholders are being asked to approve, on an advisory basis, the compensation of our NEOs as described in the "Executive Compensation—Compensation Discussion and Analysis" and "Executive Compensation—Executive Compensation Tables and Supporting Information" sections of this Proxy Statement.

What is the Board's voting recommendation?

The Board recommends a vote "**FOR**" Proposal 3. Proxies solicited by the Board will be so voted unless stockholders specify a contrary choice in their voting instructions.

What is the required vote?

Approval of Proposal 3 requires the affirmative vote of a majority of the shares represented in person or by proxy at the Annual Meeting and entitled to vote on the matter. If you elect to abstain, the abstention will have the same effect as an "AGAINST" vote on Proposal 3.

In accordance with the requirements of Section 14A of the Exchange Act and the related rules of the SEC, our stockholders have the opportunity to cast an advisory vote to approve the compensation of our named executive officers ("NEOs") as disclosed pursuant to the SEC's compensation disclosure rules, including the "Executive Compensation—Compensation Discussion and Analysis" and "Executive Compensation—Executive Compensation Tables and Supporting Information" sections of this Proxy Statement (a "say-on-pay proposal").

Our executive compensation program incorporates policies and practices that are designed to ensure that it is strongly aligned with our long-term goals and strategies and promotes responsible pay and governance practices. We believe our executive compensation program appropriately rewards performance and is aligned with the long-term interests of our stockholders. We encourage our stockholders to read the "Executive Compensation—Compensation Discussion and Analysis" section of this Proxy Statement, which describes the details of our executive compensation program and many of the decisions made by the Compensation Committee in 2017 with respect thereto.

We value the feedback provided by our stockholders, who supported our executive compensation program at the 2017 Annual Meeting with approximately 95% of votes cast. We have had discussions with many of our institutional stockholders on an ongoing basis regarding various corporate governance topics, including executive compensation, and the Compensation Committee and the Board take into account the views of our stockholders regarding the design and effectiveness of our executive compensation program.

Our stockholders are being asked to approve the following resolution at the Annual Meeting:

> *RESOLVED, that the stockholders approve the compensation of the Company's named executive officers, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission (which disclosure shall include the Compensation Discussion and Analysis, the compensation tables and any related material).*

As an advisory vote, this Proposal 3 is not binding on us or on the Compensation Committee or the Board. However, the Compensation Committee and the Board value the opinions expressed by our stockholders in their votes on this proposal, and will consider the outcome of the vote when making future compensation decisions regarding our NEOs.

It is expected that the next vote on a say-on-pay proposal will occur at our 2019 annual meeting of stockholders (the "2019 Annual Meeting").

Executive Compensation

Compensation Discussion and Analysis

This "Compensation Discussion and Analysis" section describes the material elements of our executive compensation practices, programs, and processes, focusing in particular on the executive pay decisions for our NEOs in 2017:

Stefano Pessina	Executive Vice Chairman and Chief Executive Officer
George R. Fairweather	Global Chief Financial Officer
Ornella Barra	Co-Chief Operating Officer
Alexander W. Gourlay	Co-Chief Operating Officer
James A. Skinner	Executive Chairman

This section is organized as follows:

I. Executive Summary

A. Overview

We are the first global, pharmacy-led health and wellbeing enterprise and the largest retail pharmacy, health and daily living destination across the U.S. and Europe. We are also one of the world's largest purchasers of prescription drugs and many other health and wellbeing products. Together with the companies in which we have equity method investments:

- We had a presence in more than 25* countries and employed more than 385,000* people;

- We had more than 13,200* stores in 11* countries; and

- We had one of the largest global pharmaceutical wholesale and distribution networks, with over 390* distribution centers delivering to more than 230,000** pharmacies, doctors, health centers and hospitals each year in more than 20* countries.

* As of August 31, 2017, using publicly available information for our equity method investment in AmerisourceBergen Corporation.

** For 12 months ending August 31, 2017, using publicly available information for our equity method investment in AmerisourceBergen Corporation.

On September 19, 2017, we announced that we secured regulatory clearance for an amended and restated asset purchase agreement to purchase 1,932 stores, three distribution centers, and related inventory from Rite Aid Corporation for $4.375 billion in cash and other consideration. Ownership of these stores is expected to be transferred to the Company in phases, with the goal being to complete the store transfers in spring 2018.

B. Components of our 2017 Executive Compensation Program

The Compensation Committee oversees our executive compensation program, which includes several elements designed to support our compensation objectives and reward specific aspects of our financial performance that the Board believes are critical to driving long-term stockholder value in a sustainable manner. The Compensation Committee is dedicated to ensuring that a substantial portion of executive compensation is "at-risk" and variable, with nearly 100% of the total direct compensation paid to Messrs. Pessina and Skinner, and more than 80% of the total direct compensation paid to the other NEOs, tied to performance.

At the 2017 Annual Meeting, our say-on-pay proposal received the support of approximately 95% of the votes cast. The Board and the Compensation Committee considered this vote as demonstrating strong support for our executive compensation program as currently designed. In addition, our say-on-pay proposal has received the support of at least 96% of the votes cast at our 2016 and 2015 annual meetings of stockholders.

The key components of our general 2017 executive compensation program and how each supports our compensation objectives are listed on the following page. Our executive compensation program design is substantially consistent with our 2016 executive compensation program design.

Annual Compensation

Compensation Element	Description	Primary Objectives
Base Salary	• Annual fixed cash compensation	• Provides an appropriate level of fixed compensation based on individual performance, level of responsibility, experience, internal equity, and competitive pay levels • Supports the attraction and retention of talented executives
Annual Cash Incentive Payments	• Annual cash incentive based on Company and individual performance	• Links annual cash compensation to attainment of key short-term performance goals: – By the Company, as measured by adjusted operating income performance against an annual target – By the individual, as measured by achievement of specific strategic goals and an assessment of individual performance

Long-Term Incentive Compensation

Compensation Element	Description	Primary Objectives
Performance Shares (50% for NEOs other than Mr. Skinner)	• Long-term incentive award with payouts tied to achievement of Company performance over a three-year period • Performance target established on the grant date • Payable in shares of our common stock	• Links long-term compensation to our adjusted earnings per share over a three-year performance period as well as changes in share price on an absolute basis • Increases executive stock ownership • Facilitates retention and aligns our executives' interests with those of our stockholders
Stock Options (50% for NEOs other than Mr. Skinner)	• Provides opportunity to purchase stock at the grant date fair market value over a ten-year period from the grant date (subject to applicable vesting conditions) • Results in value only if stock price increases	• Links realized compensation over long-term appreciation in stock price • Increases executive stock ownership • Facilitates retention and aligns our executives' interests with those of our stockholders
Restricted Stock Units ("RSUs") (100% for Mr. Skinner)	• Align the interests of the executive with those of our stockholders by focusing the executive on long-term objectives over a multi-year vesting period, with the value of the award fluctuating based on stock price performance	• Increases executive stock ownership

As noted elsewhere in this "Compensation Discussion and Analysis" section, neither Stefano Pessina, our Executive Vice Chairman and Chief Executive Officer, nor James A. Skinner, our Executive Chairman, participates in our general executive compensation program. Mr. Pessina receives substantially all of his compensation in the form of performance shares and stock options, and Mr. Skinner receives substantially all of his compensation in the form of RSUs. Neither receives a base salary or participates in the annual cash incentive program. Consequently, nearly 100% of the total direct compensation paid to them is "at-risk" and tied exclusively to Company performance and/or changes in our stock price. For more information regarding Messrs. Pessina and Skinner's at-risk compensation, see "—VI. CEO and Executive Chairman Compensation" below.

In 2017, the Compensation Committee approved the use of adjusted operating income as the sole, absolute metric for measuring Company performance under the Company's short-term incentive plan, and the use of cumulative adjusted earnings per share ("cumulative adjusted EPS") as the sole, absolute metric for measuring Company performance under the Company's long-term performance share awards. These same metrics were used for the same purposes in 2016, promoting consistency year-over-year. The Compensation Committee regularly reviews the selection of these metrics and considers whether to incorporate other metrics, including other financial, non-financial, or relative metrics, into its short- and long-term incentive compensation programs. For more information regarding the Compensation Committee's selection of these metrics, see "—III. Target Setting for Incentive Compensation" below.

C. Compensation Program Governance Summary

The Compensation Committee has adopted a number of best practices that are consistent with our compensation philosophy and which it believes serve the long-term interests of our stockholders. These include the following:

We DO Have This Practice	We DO NOT Have This Practice
✓ Incentive award metrics that are objective and tied to key company performance metrics	✗ Multi-year guarantees for salary increases, non-performance based bonuses, or equity compensation
✓ A majority of compensation delivered in the form of equity-based awards	✗ Excise tax gross-ups upon change in control for° named executive officers
✓ Stock ownership guidelines	✗ Repricing of options without stockholder approval
✓ Policies prohibiting hedging/short sales of stock by executives	✗ Excessive perquisites
✓ Compensation recoupment ("clawback") policy	✗ Excessive severance and/or change in control provisions
✓ Double-trigger change in control severance for named executive officers	✗ Payout of dividends or dividend equivalents on unearned or unvested equity
✓ Performance share awards have a three year performance cycle to promote retention	✗ Excessive pension or defined benefit supplemental executive retirement plan (SERP)
✓ Significant portion of executive compensation tied to stockholder return in the form of at-risk compensation	✗ A high percentage of fixed compensation

II. Executive Compensation Philosophy and Process

A. Compensation Philosophy

The Compensation Committee is responsible for establishing, implementing, and monitoring our executive compensation philosophy and objectives. The Compensation Committee typically reviews the philosophy on a quarterly basis.

- The Compensation Committee's focus is to provide a competitive compensation package that enables us to:
  - Attract and retain talented executives;
  - Reward Company and individual performance; and
  - Link the interest of our senior executives to the interests of our stockholders.

- Our executive compensation program is designed to:
  - Be competitive with the pay practices of other companies of comparable size, scope, and industry;
  - Attract and retain executives who can contribute to our future success as a global organization; and
  - Create a strong linkage between pay and performance through the use of variable performance-based short-term and long-term incentive awards, such that executives will receive higher compensation in more successful periods for the Company and lower compensation during less successful periods.



CEO and Executive Chairman Target Pay Mix

100% Equity Compensation

The Compensation Committee believes that it has designed and implemented an executive compensation program that appropriately balances our short-term and long-term strategic objectives and otherwise links executive compensation with stockholder value, with nearly 100% of the total direct compensation paid to Messrs. Pessina and Skinner, and more than 80% of the total direct compensation paid to the other NEOs, tied to performance.

Our executive compensation program, as described for Ms. Barra and Messrs. Fairweather and Gourlay, generally has broader eligibility and, in most cases, applies to our executives outside of those NEOs.



All other NEO Average Target Pay Mix

16% Base Salary

20% Cash Incentive

64% Equity Compensation

B. Compensation Decision-Making

The Compensation Committee is responsible for overseeing our executive compensation program, which includes our annual cash incentive and long-term equity compensation programs as well as our retirement and other benefit programs and practices. The Compensation Committee considers all elements of the program in total, as well as individual performance, Company-wide performance, and internal equity and market compensation considerations, when making executive compensation-related decisions.

Our Executive Chairman, Mr. Skinner, and our Executive Vice Chairman and Chief Executive Officer, Mr. Pessina, review annually the performance and pay level of each of our "senior executives" (i.e., Senior Vice President level and above), develop recommendations concerning the compensation of each senior executive, and present those recommendations to the Compensation Committee. Neither Mr. Skinner nor Mr. Pessina makes any recommendations concerning his own compensation. In addition, only Mr. Skinner (and not Mr. Pessina) makes recommendations concerning the compensation of Ms. Barra.

Based on these recommendations, the Compensation Committee, with the assistance of our management team and Mercer, our independent compensation consultant, establishes target pay levels for the NEOs and other senior executives. The Compensation Committee carefully considers historical and current market practices, internal equity issues, and established market trends and attempts, to the extent practicable, to mitigate the effect of short-term market fluctuations in setting senior executive compensation levels.

The Compensation Committee, in consultation with Mercer, also considers the compensation levels and the mix of compensation in our peer group.

In selecting companies for inclusion in our peer group, the Compensation Committee may consider, among other facts, revenue size, industry, and the peer groups of our closest competitors. The Compensation Committee believes that our peer group is representative of the markets in which we compete for executive talent, and it includes companies in both the retail and healthcare industries.

The composition of our peer group is reviewed annually by the Compensation Committee, in consultation with Mercer, and is updated as appropriate. In July 2016, the Compensation Committee selected the following companies as our peer group for use in evaluating 2017 executive compensation decisions. This list of companies was unchanged from the prior year.

Archer Daniels Midland	Express Scripts	Mondelez
AT&T	FedEx	PepsiCo
Best Buy	Home Depot	Procter & Gamble
Cardinal Health	Johnson & Johnson	Target
Coca-Cola	Kroger	United Parcel Service
Costco	Lowe's	Verizon
CVS Health	McDonald's	Wal-Mart
	McKesson	

For the respective companies' most recently completed fiscal year for which data was available as of July 2017, we are at the 70th percentile of our peer group in terms of revenue reported and the 56th percentile in terms of market value.

As described further in "—VII. Executive Compensation Program Updates for 2018—A. 2018 Peer Group," in July 2017, the Compensation Committee approved changes to our peer group for purposes of use in 2018 executive compensation decisions. These changes were not effective for purposes of 2017 executive compensation decisions.

After the review of peer group data, the Compensation Committee establishes any base salary adjustments, annual cash incentive awards, and long-term incentive awards (as applicable) for the NEOs and our other senior executives. In each case, the Compensation Committee generally targets total direct compensation at rates that result in median market levels when compared to our peer group. The actual positioning of target total direct compensation relative to the median varies based on each senior executive's experience and skill set, and generally results in senior executives who are new to their role being placed lower in the range and those with more experience being placed higher in the range. Target total direct compensation can also be differentiated from the peer group median for, among other reasons, an individual's performance or other contributions to our long-term performance.

C. Role of the Compensation Consultant

As noted above, the Compensation Committee has engaged Mercer as its independent compensation consultant. Among other matters, the Compensation Committee uses Mercer to provide information regarding market compensation practices and trends and to advise the Compensation Committee on executive compensation decisions, particularly with respect to our Chief Executive Officer, Executive Chairman, and Non-Employee Directors. A representative of Mercer meets regularly with the Compensation Committee and, as needed, has access to the Compensation Committee and its chair during and between regularly-scheduled meetings.

Beginning in January 2016, we also engaged Mercer to serve as the executive compensation consultant to our management team. The Compensation Committee has reviewed and considered all of the relevant factors regarding our relationship with Mercer and, based upon this review, has concluded that the advice it receives from Mercer is and was objective and is and was not influenced by any relationships Mercer or its affiliates may otherwise have with our management team, the Board, the Company or its subsidiaries. See "Governance—Board Committees— Compensation Advisor" above for more information regarding our relationship with Mercer and its affiliates.

III. Target Setting for Incentive Compensation

The Compensation Committee set the short-term and long-term performance targets for our 2017 executive compensation program in October 2016. The Compensation Committee believes that the performance targets it established were rigorous yet achievable, and therefore established the targets so that they would be achieved, at the target performance level, if we successfully executed our operating plan for 2017 and the 2017-2019 performance cycle and therefore creating demonstrable value for our stockholders.

A. 2017 Annual Cash Incentive Target

The Compensation Committee approved the use of adjusted operating income as the sole, absolute metric for measuring Company-wide performance for purposes of payment of annual cash incentive awards in 2017.

Adjusted operating income is a non-GAAP financial measure that refers to our operating income, calculated in accordance with accounting principles generally accepted in the U.S. ("GAAP"), as adjusted to reflect certain specified adjustments approved by the Compensation Committee. Such adjustments are made in accordance with the Walgreens Boots Alliance, Inc. Management Incentive Plan (the "MIP"), the plan under which we currently pay annual cash incentive awards to our executives. The Compensation

Committee reserves the right to make these adjustments to help ensure that certain items that are non-operating or otherwise out of management's control do not impact payouts in either a positive or negative manner.

The Compensation Committee considered a variety of key financial metrics for incentive purposes and determined that its use of the adjusted operating income metric is appropriate because it reflects our overall operating performance and ability to manage costs and operate efficiently. Adjusted operating income is also a key metric currently used by our senior executives to assess Company profitability and make decisions regarding the allocation of resources.

The Compensation Committee believes that a sole, absolute metric provides simplicity and allows management to focus on driving underlying performance against a metric that is strongly correlated with the ability of our management to drive stockholder value in any given year. For the NEOs (other than Messrs. Pessina and Skinner, who do not receive annual cash incentives) and other corporate-level executives, these results are based on our consolidated performance, with no award tied to specific business unit performance. The Compensation Committee believes this reinforces the need for collaboration among those executives.

For 2017, the adjusted operating income target (excluding the expected contribution from the transactions contemplated by our then-pending merger agreement with Rite Aid Corporation, which was terminated in June 2017) was set at $7.481 billion, which represented an increase over our 2016 results on an actual and constant currency basis. The target was set in relation to our 2017 budget, which was approved by the Board in October 2016, so that results could range between 50% (threshold) and 200% (maximum) of the target award opportunity established for

each participant based on a performance curve of 95% of performance goal to 110% of performance goal. The failure to achieve the threshold performance level would result in the forfeiture of the entire opportunity. As noted above, the Compensation Committee believed that the target it established was rigorous yet achievable in light of our internal budget as well as the macroeconomic and industry environments in which we operate.

In addition to the Company-wide performance adjustment listed above, the Compensation Committee also approved the use of an individual performance factor, based on such individual's performance during the prior year, which could result in an incremental increase or decrease in the annual cash incentive paid to such individual. The use of this factor allows such individual's manager to assess the performance goals each individual can influence and assess their performance against those goals. More information about the application of this individual performance factor to the NEOs (other than Messrs. Pessina and Skinner, who do not receive annual cash incentives) can be found in "—IV. Annual Compensation—B. Annual Cash Incentive Payments—Individual Performance" below.

B. 2017 Long-Term Compensation Target

The Compensation Committee approved the use of cumulative adjusted EPS for the 2017-2019 performance period as the sole, absolute metric for measuring Company-wide performance for purposes of the performance share awards.

Cumulative adjusted EPS is a non-GAAP financial measure that refers to our GAAP diluted net earnings per share, as adjusted to reflect certain specified adjustments approved by the Compensation Committee in accordance with the Omnibus Incentive Plan, cumulated over the three-year period. As with adjusted operating income, the Compensation Committee reserves the right to adjust our GAAP earnings per share to help ensure that certain items that are non-operating or otherwise out of management's control do not impact payouts in either a positive or negative manner.

The Compensation Committee believes that its use of the cumulative adjusted EPS metric is appropriate because

it believes the metric correlates to stockholder value creation over a longer-term performance period and is a key indicator of our long-term profitability. For the NEOs (other than Mr. Skinner, who receives RSUs) and other corporate-level executives, results will be based on our consolidated performance, with no award tied to specific business unit results, which the Compensation Committee believes reinforces the need for collaboration among those executives.

We do not publicly disclose our specific long-term compensation target due to the potential for competitive harm. The 2017-2019 target was set in relation to our three-year financial plan for the period, which was approved by the Board in October 2016. The Compensation Committee believed that the target it established was rigorous yet achievable in light of our internal forecast as well as the macroeconomic and industry environments in which we operate.

Walgreens Boots Alliance

If, during the three-year period, we fail to meet the threshold performance set by the Compensation Committee, then all performance shares subject to that award will be forfeited. Consequently, there is a risk that performance shares will be earned at less than 100% of the target amount or not at all. The following table illustrates the range of performance shares that can be earned under these awards depending on our performance during the 2017-2019 cycle:

Cumulative Adjusted EPS Performance Measure	Company Performance (as a % of target)	Performance Shares Earned (as a % of target grant)
Below Threshold	<95%	0%
Threshold	95%	50%
Target	100%	100%
Maximum	≥110%	150%

IV. Annual Compensation

A. 2017 Base Salary Decisions

Neither Mr. Pessina nor Mr. Skinner received a base salary in 2017. For the other NEOs and our other senior executives, base salary is a key component of compensation, both on its own and because annual incentive awards are calculated based on salary.

In October 2016, the Compensation Committee completed its annual review of market data and individual performance in connection with its consideration of 2017 base salary adjustments for the NEOs (other than Messrs. Pessina and Skinner). At the conclusion of the review, the Compensation Committee approved the following base salary increases for these NEOs for 2017:

Name	2017 Base Salary ❶	% Increase from 2016 ❷
George R. Fairweather	$891,406	3.5%
Ornella Barra	$891,406	0%
Alexander W. Gourlay	$891,406	0%

❶ Amounts were determined and paid in British Pounds Sterling and converted to U.S. Dollars at an exchange rate of approximately £1=$1.2656 (the average exchange rate during 2017 used by the Compensation Committee for purposes of executive compensation decisions).

❷ Calculated on a constant currency basis.

Mercer advised that the increase in Mr. Fairweather's compensation, which became effective in November 2016, was consistent with then-current market practice. Neither Ms. Barra nor Mr. Gourlay received a base salary increase for 2017 because, in June 2016, they were awarded increases of 9% and 11%, respectively, in connection with their respective promotions to Co-Chief Operating Officer.

B. 2017 Annual Cash Incentive Payments

For 2017, substantially all of our senior executives (including Ms. Barra and Messrs. Fairweather and Gourlay) were eligible to receive an annual cash incentive payment through the MIP. The MIP rewards executives for achieving key financial and non-financial goals at both the Company and individual levels, and is intended to align our senior executives' interests directly with our financial goals and leadership behaviors.

As noted elsewhere in this "Compensation Discussion and Analysis" section, neither Mr. Pessina nor Mr. Skinner receives a base salary, and therefore neither was eligible to receive cash incentive payments through the MIP in 2017. For the other senior executives (including the other NEOs), annual cash incentive payments were calculated as follows:



Base Salary
Determined by reviewing:
- Internal and market-based peer group benchmarks
- Individual performance

x

Target Short-Term Incentive Opportunity %
Established using:
- Market-based peer group benchmarks
- Internal calibration

x

Company Performance Against Annual Goals
Adjusted Operating Income

=

Preliminary Cash Incentive Award Amount
↓
Individual Performance Adjustment
↓
Final Cash Incentive Award Amount

The Compensation Committee uses a two-step approach to determine the amount of annual cash incentive payments to be made under the MIP:

- The first step is to fund the overall cash incentive pool, which is funded if we meet a pre-established performance metric established by the Compensation Committee pursuant to the Walgreens Boots Alliance, Inc. 2011 Cash-Based Incentive Plan. For 2017, this performance metric was the level of adjusted operating income under the MIP that equated to 50% of the threshold payout level. We met this pre-established performance metric in 2017.
- The second step is accomplished when the Compensation Committee exercises negative discretion by making adjustments to the formula awarded by the overall pool. Negative discretion is used to reduce the amount funded by the pool to an amount equal to the target opportunity adjusted for final Company performance and individual performance, each as described below.

Company Performance. As described further in "—III. Target Setting for Incentive Compensation—A. 2017 Annual Cash Incentive Target" above, the Compensation Committee approved the use of adjusted operating income as the sole, absolute metric for measuring Company performance for purposes of payment of annual cash incentive awards in 2017.

Subject to compliance with Section 162(m) of the Code, to the extent applicable, the Compensation Committee retains the right under the MIP to adjust the results of adjusted operating income to exclude charges or items, such as those resulting from unusual or unpredictable events, from the measurement of performance.

For 2017, the Compensation Committee used the same adjustments as those we disclosed in our full year 2017 earnings release and related presentation on October 25, 2017, as were used for purposes of reconciling non-GAAP financial measures to our operating income as determined in accordance with GAAP. These consisted of adjustments to exclude costs related to our cost transformation program, acquisition-related costs, acquisition-related amortization, adjustments to our equity earnings in AmerisourceBergen Corporation, the LIFO (last-in, first-out) inventory provision, and asset impairment recovery.

Additionally, the Compensation Committee adjusted for the effect of foreign currency rate fluctuations on adjusted operating income by translating current period adjusted

operating income results for entities reporting in currencies other than U.S. Dollars using the same exchange rates used for the Board-approved budget for 2017, from which the adjusted operating income target for 2017 was derived.

The Compensation Committee's approach to making these adjustments was unchanged from 2016.

For 2017, the adjusted operating income target was set at $7.481 billion, and the payout could range from 0% to 200% of target opportunity based on actual results. Upon completion of its review, the Compensation Committee approved the following results for 2017 and corresponding payout percentage under the MIP:

| Company Performance (2017) | Payout Under Annual Incentive Plans | | | Actual Results | Payout Percentage |
	50%	100%	200%		
Adjusted operating income	$7,107 million	$7,481 million	$8,229 million	$7,608 million	117%

A reconciliation of our 2017 adjusted operating income results approved by the Compensation Committee for purposes of the MIP to our 2017 operating income as determined in accordance with GAAP can be found in Exhibit A to this Proxy Statement.

Individual Performance. For 2017, the target cash incentive opportunity for each of the NEOs who participated in the MIP (Ms. Barra and Messrs. Fairweather and Gourlay) was 125% of her or his base salary. The target opportunity was determined by the Compensation Committee in consultation with Mercer and took into consideration, among other factors, market practice for each such NEO's specific role.

In order to improve our ability to link pay and performance for our senior executives, including each of the NEOs who participated in the MIP (Ms. Barra and Messrs. Fairweather and Gourlay), the Compensation Committee authorized Mr. Skinner (with respect to Ms. Barra) and Mr. Pessina (with respect to all other senior executives, including Messrs. Fairweather and Gourlay) to recommend to the Compensation Committee, for its consideration and approval, adjustments to cash incentive award payments of up to 120% of the adjusted formula-driven MIP payout levels

(subject to an aggregate maximum of 200% of target) or down to a minimum of 0% of target.

While the Compensation Committee relies heavily on objective, quantitative metrics to determine cash incentive payments under the MIP, this authorization allowed Messrs. Pessina and Skinner to conduct, and allowed the Compensation Committee to consider, an individual performance review that includes qualitative factors. This helps ensure the review is comprehensive and inclusive of individual, strategic, and leadership goals for which assessment is not solely dictated by numeric or formulaic applications.

Messrs. Pessina and Skinner conducted this review at the end of 2017, taking into consideration each executive's individual performance relating to his or her business unit or area of responsibility, including in the areas of strategy, leadership, and operating performance. Following this review, in October 2017, the Compensation Committee reviewed and approved individual adjustments to the 2017 cash incentive award payments under the MIP of 120% for each of Ms. Barra and Messrs. Fairweather and Gourlay.

Consequently, 2017 cash incentive payments to those NEOs were as follows:

Name	2017 Cash Incentive Award Eligible Salary ❶	2017 Target Cash Incentive Award Percentage of Salary	2017 Target Cash Incentive Award ❶	Company Performance (% of Target)	Individual Performance (% of Target)	2017 Cash Incentive Award Payment (% of Target)	2017 Cash Incentive Award Payment ❶
George R. Fairweather	$886,314	125%	$1,107,893	117%	120%	140%	$1,555,481
Ornella Barra	$891,406	125%	$1,114,258	117%	120%	140%	$1,564,418
Alexander W. Gourlay	$891,406	125%	$1,114,258	117%	120%	140%	$1,564,418

❶ Amounts were determined and paid in British Pounds Sterling and converted to U.S. Dollars at an exchange rate of approximately £1=$1.2656 (the average exchange rate during 2017 used by the Compensation Committee for purposes of executive compensation decisions).

 

V. Long-Term Compensation

A. 2017 Grants of Long-Term, Performance-Based Incentives

In 2017, the Compensation Committee granted long-term incentive compensation to substantially all of our senior executives, including certain of our NEOs, in two forms of equity: performance shares (50% of award value) and non-qualified stock options (50% of award value). Each of these forms of equity further aligns our executives' interests with those of our stockholders and provides retention incentives through multi-year vesting periods. Long-term incentive compensation is granted annually under the Omnibus Incentive Plan.

In 2017, these awards were based on a fixed dollar amount of target economic value rather than as a percent of salary target. This approach provides for the same value of awards for executives at the same level regardless of salary. Consistent with prior years, the number of shares subject to

each award type was based on the average closing price of a share of our common stock over the last 30 trading days of 2016 so as to diminish the impact of short-term fluctuations, positive or negative, in our stock price on award sizes.

While we describe the 2017 performance-based compensation in this "V. Long-Term Compensation" section as it applies to Ms. Barra and Messrs. Fairweather and Gourlay, the description is also generally applicable to Mr. Pessina's performance-based compensation. It is not, however, applicable to the at-risk compensation awarded to Mr. Skinner in 2017. For more information regarding Messrs. Pessina and Skinner's compensation, see "—VI. CEO and Executive Chairman Compensation" below.

B. 2017 Performance Share Award Grants

In October 2016, the Compensation Committee granted 50% of the target dollar amount of the total long-term, performance-based incentive award for eligible senior executives for 2017 in the form of performance shares. Performance shares are a form of equity compensation tied to the achievement of a specific performance goal or goals that are linked to our long-term performance. Each performance share represents the right to receive, if and to the extent the designated performance goal within the period is satisfied, a share of our common stock following completion of the three-year performance period.

For the 2017 performance share awards, the Compensation Committee decided that the sole performance metric would be cumulative adjusted EPS over the 2017-2019 performance period. The payout can range from 0% to 150% for the 2017-2019 performance cycle based on actual results. See "—III. Target Setting for Incentive Compensation—B. 2017 Long-Term Compensation Target" above for more information.

The table below shows information regarding the performance shares granted to each of our NEOs (other than Messrs. Pessina and Skinner) in 2017.

Name	Total Target Performance Share Award	Number of Performance Shares
George R. Fairweather	$2,000,000	24,639
Ornella Barra	$2,000,000	24,639
Alexander W. Gourlay	$2,000,000	24,639

A description of Mr. Pessina's 2017 performance share award is set forth in "—VI. CEO and Executive Chairman Compensation—A. 2017 CEO Compensation" below. Mr. Skinner did not receive a performance share award in 2017.

C. 2017 Stock Option Grants

In October 2016, the Compensation Committee granted the remaining 50% of the target dollar amount of the 2017 total long-term, performance-based incentive award in the form of stock options.

For 2017, the terms of the NEO stock option grants were as follows:

- All stock options granted were non-qualified stock options.

- Stock options fully vest after three years, with no graded vesting during the three-year period, and expire 10 years after the grant date (with special rules covering the various types of termination of employment that might occur during the vesting period or thereafter).

- Stock options do not receive dividends during the vesting term.

- Stock options are granted at an exercise price of no less than fair market value of a share of our common stock on the grant date. Accordingly, stock options only provide value to the recipients if our share price increases, and provide no realizable value to recipients if our share price does not increase.

As part of its efforts to further increase the role of individual performance in compensation decisions, the Compensation

Committee applied an individual performance factor, based on such individual's performance during the prior year, which could result in an incremental increase or decrease in the target economic value of the stock options granted to such individual.

At the end of 2016, each of Messrs. Pessina and Skinner conducted an evaluation of the contribution of each member of his respective management team in the areas of strategy, leadership, and operating performance as it relates to our long-term goals. Based in part on their assessment of each such executive's contribution, for 2017, Mr. Pessina (with respect to Messrs. Fairweather and Gourlay) and Mr. Skinner (with respect to Ms. Barra) recommended to the Compensation Committee individual increases of 20% over the target number of stock options granted in 2017. These adjustments were reviewed and approved by the Compensation Committee and were made, in part, to recognize the future potential of each of these senior executives.

The table below shows information regarding the stock options granted to each of our NEOs (other than Messrs. Pessina and Skinner) in 2017. We used a Black-Scholes valuation model, based on the average closing price of a share of our common stock over the last 30 trading days of 2016, to determine the number of stock options granted.

Name	Total Target Dollar Value of Stock Option Award	Individual Performance Adjustment	Aggregate Grant Date Fair Value of Stock Option Award	Number of Stock Options
George R. Fairweather	$2,000,000	20%	$2,400,000	140,844
Ornella Barra	$2,000,000	20%	$2,400,000	140,844
Alexander W. Gourlay	$2,000,000	20%	$2,400,000	140,844

A description of Mr. Pessina's 2017 stock option award is set forth in "—VI. CEO and Executive Chairman Compensation—A. 2017 CEO Compensation" below. Mr. Skinner did not receive a stock option award in 2017.

D. Payout of 2015-2017 Long-Term Incentive Awards

In October 2014, performance shares were granted to Walgreens' senior executives for the 2015-2017 performance period. None of the NEOs received these awards.

 

VI. CEO and Executive Chairman Compensation

As noted elsewhere in this "Compensation Discussion and Analysis" section, unlike the other NEOs, substantially all of the compensation paid to Messrs. Pessina and Skinner in 2017 is in the form of equity-based awards, which aligns their compensation to stockholder value. Neither Mr. Pessina nor Mr. Skinner received a base salary in 2017 or was eligible to receive a cash incentive award for 2017.

A. 2017 CEO Compensation

Mr. Pessina is, through an affiliated entity, our largest stockholder. Consequently, the Compensation Committee believes (after consultation with Mercer) that providing Mr. Pessina with substantially all of his compensation in the form of equity-based awards, using the same equal split of performance shares and stock options as provided to our other senior executives, is appropriate and consistent with current market practice for similarly-situated executives, and closely aligns his compensation with the interests of our stockholders.

For 2017, in consideration of his service as our Executive Vice Chairman and Chief Executive Officer, the Compensation Committee awarded Mr. Pessina a combination of performance shares and stock options equal in total economic value to $14 million. The year-over-year increase in the value of Mr. Pessina's 2017 equity award was in recognition of Mr. Pessina's importance to the Company and his strong performance in 2016, as well as the Compensation Committee's desire to better align the value of his compensation to the peer group median for Chief Executive Officers.

The number of performance shares and stock options granted to Mr. Pessina was determined using the same methodology used for other senior executives as described in "—V. Long-Term Compensation" above.

The performance shares awarded to Mr. Pessina are subject to the terms and conditions described in "—V. Long-Term Compensation—B. 2017 Performance Share Award Grants" above, including the three-year performance period. The stock options awarded to Mr. Pessina will vest on the third anniversary of the grant date and are otherwise subject to the terms and conditions described in "—V. Long-Term Compensation—C. 2017 Stock Option Grants" above. The performance shares and stock options are subject to forfeiture in certain circumstances, or full or pro-rated accelerated vesting in certain circumstances, including if Mr. Pessina ceases to serve on the Board (subject to certain exceptions). For a discussion of the circumstances related to forfeiture or to full or pro-rated accelerated vesting of Mr. Pessina's outstanding awards, see "Potential Payments Upon Termination or Change in Control" below.

Name	Total Dollar Value of Awards	Aggregate Target Award Performance of Shares	Number of Performance Shares	Aggregate Grant Date Fair Value of Stock Option Award	Number of Stock Options
Stefano Pessina	$14,000,000	$7,000,000	86,238	$7,000,000	410,798

B. 2017 Executive Chairman Compensation

Similarly, the Compensation Committee believes (after consultation with Mercer) that providing Mr. Skinner with substantially all of his compensation in the form of time-based RSUs is appropriate and consistent with current market practice for the compensation of executive chairs, and closely aligns his compensation with the interests of our stockholders.

For 2017, in consideration of his service as our Executive Chairman, the Compensation Committee granted Mr. Skinner an RSU award equal in total economic value to $7 million. The number of RSUs granted was determined by dividing the grant value by the average closing price of our common stock over the last 30 trading days of 2016. This award will vest on the third anniversary of the grant date and is subject to forfeiture or full or pro-rated accelerated vesting in certain circumstances, including if Mr. Skinner ceases to serve on the Board (subject to certain exceptions). For a discussion of the circumstances related to forfeiture or to full or pro-rated accelerated vesting of Mr. Skinner's outstanding awards, see "Potential Payments Upon Termination or Change in Control" below.

Name	Total Dollar Value of RSU Award	Number of RSUs
James A. Skinner	$7,000,000	86,238

Walgreens Boots Alliance

VII. Executive Compensation Program Updates for 2018

As noted in "—I. Executive Summary—B. Components of Our 2017 Executive Compensation Program" above, at the 2017 Annual Meeting, our say-on-pay proposal received the support of approximately 95% of the votes cast, and received the support of at least 96% of the votes cast at our 2016 and 2015 annual meetings of stockholders. The Board and the Compensation Committee considered these votes, as well as feedback received during individual meetings with stockholders, as demonstrating strong support for our executive compensation program as currently designed.

Consequently, for 2018, the Compensation Committee has decided to maintain the core structure of our executive compensation program as described in this "Compensation Discussion and Analysis" section. In particular, the

Compensation Committee authorized the use of adjusted operating income as the sole financial metric for measuring Company performance for 2018 cash incentive award payments, and the use of cumulative adjusted EPS for 2018-2020 as the sole financial metric for measuring Company performance for 2018 performance share awards. Messrs. Pessina and Skinner have also agreed to forego a base salary for 2018 (and thus are ineligible for 2018 cash incentive awards), and will solely be compensated for their service during the year in the form of equity-based awards similarly to 2017.

However, the Compensation Committee did approve two changes to our 2018 executive compensation program as described below.

A. 2018 Peer Group

In July 2017, as part of its annual review process with Mercer, our independent compensation consultant, the Compensation Committee approved significant changes to the peer group it uses to assist with and provide the appropriate context for executive compensation decisions. These revisions will be effective for 2018 executive compensation decisions:

The Compensation Committee believes that these changes are appropriate because they increase the healthcare focus of the peer group, where we increasingly compete for executive talent. The Compensation Committee also sought to find companies of similar global size, while balancing the need to have a peer group comprised of a sufficiently large number of companies so as to be able to derive meaningful insights and observations. As shown below, these changes to the 2018 peer group are not expected to meaningfully impact the average revenue and market value of the overall peer group or our positioning with respect thereto.

Removed from 2018 Peer Group	Added to 2018 Peer Group
Archer Daniels Midland	Abbott Laboratories
AT&T	Aetna
Best Buy	Anthem
FedEx	Cigna
Home Depot	Humana
Lowe's	Medtronic
United Parcel Service	Pfizer
Verizon	UnitedHealth

Company Positioning	Most Current Fiscal Year-End Revenue (as of July 2017)	Market Value (as of July 2017)
vs. 2017 Peer Group	70th percentile	56th percentile
vs. 2018 Peer Group	74th percentile	58th percentile

B. 2018 Stock Option Grants

As described in "—V. Long-Term Compensation" above, in 2017, fifty percent of the award value of the long-term incentive compensation granted to substantially all of our senior executives was in the form of non-qualified stock options. These stock option awards fully vest after three years, with no graded vesting during the three-year period.

For 2018, while fifty percent of such long-term incentive compensation award value will still continue to be in the form of non-qualified stock options, these options will now vest on a graded basis. For stock option awards granted in 2018, the vesting schedule provides that one-third of the grant will be exercisable after one year, one-third of the

grant will be exercisable after two years, and the remainder will be exercisable after three years. These stock option awards will still expire ten years after the grant date, and are otherwise subject to the same general terms and conditions of the 2017 stock option awards as described in "—V. Long-Term Compensation—C. 2017 Stock Option Grants" above.

The Compensation Committee, after consultation with Mercer, our independent compensation consultant, approved this change because it believes it better aligns our stock option awards with current market practice and will help attract and retain senior executives.

VIII. Retirement and Other Benefits

A. Retirement Plans and Programs

Mr. Gourlay has accrued benefits in the Boots Pension Plan, which covers certain employees in the United Kingdom, as well as in two smaller defined benefits plans, the Boots Supplementary Pension Plan and the Boots Additional Pension Arrangement. The Boots Pension Plan is a funded final salary defined benefit plan providing a retirement pension and a dependent's pension on the death of the participant. The Boots Pension Plan was closed to future accruals effective June 30, 2010, with benefits calculated by reference to pensionable salaries as of that date. The plan is subject to an actuarial funding valuation on a triennial basis. The Boots Supplementary Pension Plan and the Boots Additional Pension Arrangement were also closed to future accruals effective June 30, 2010.

Ms. Barra had previously accrued benefits in the Alliance UniChem International Pension Scheme (the "Alliance UniChem Plan"), which was set up to cover certain employees who were not residents of the United Kingdom. The Alliance UniChem Plan was also closed to future accruals

effective June 30, 2010, with benefits calculated by reference to pensionable salaries as of that date. The plan is also subject to an actuarial funding valuation on a triennial basis. The Alliance UniChem Plan rules allow the trustee to settle the benefit as a single lump sum payment.

Ms. Barra's benefits under the Alliance UniChem Plan were fully vested and payable to her, at her election, as of 2013. In January 2017, with the Compensation Committee's approval, Ms. Barra elected to immediately receive her fully vested benefits under the Alliance UniChem Plan, and consequently was paid £7,502,004 (or $9,419,516 at then-current exchange rates) in February 2017 to fully settle this outstanding obligation. Ms. Barra is not entitled to any further benefits under the Alliance UniChem Plan.

In lieu of further participation in a defined contribution scheme, Ms. Barra and Messrs. Fairweather and Gourlay receive a pension supplement of 40% of base salary, which the Compensation Committee believes is consistent with relevant market practice.

B. Perquisites

We provide our NEOs and other senior executives with perquisites and other personal benefits that we believe are non-excessive and competitive with those offered by companies comparable to us. In April 2017, in consultation

with Mercer, the Compensation Committee conducted a review of these perquisites and other personal benefits and determined that they remained generally consistent with relevant market practice.

Aircraft Usage. Pursuant to our guidelines for aircraft usage, we permit the personal use of our aircraft by each of Messrs. Pessina and Skinner. We also allow his partner or spouse, as applicable, to accompany him on such personal trips (in addition to accompanying him on business trips). In limited circumstances, the pre-approved personal use of our aircraft by other senior executives is also permitted.

The Compensation Committee has authorized each of Mr. Pessina and Mr. Skinner, during the time he serves as Chief Executive Officer and Executive Chairman, respectively, to use our aircraft without requiring reimbursement for up to 20 flight hours per year for personal travel. During 2017, Mr. Pessina did not exceed that limit and Mr. Skinner did not utilize the Company's aircraft for personal travel. From time to time during 2017, Mr. Pessina and Ms. Barra chartered our aircraft for his or her personal use. In such cases, they did so through a third-party chartering service on an arm's-length basis, and in doing so indirectly paid us market rates for his or her personal use of such aircraft.

Each of Mr. Pessina and Mr. Skinner, to the extent his use of our aircraft for personal travel exceeds the number of hours per year allowed by the Compensation Committee without reimbursement, and our other senior executives who use our aircraft for personal travel, are required to reimburse us, pursuant to an aircraft time-sharing agreement consistent with Federal Aviation Administration regulations, an amount intended to approximate our incremental cost of such travel. To the extent either Mr. Pessina's or Mr. Skinner's use of our aircraft for personal travel without the need to reimburse us

constitutes taxable income to him under applicable tax laws, then he pays the taxes on such income without gross-ups.

Relocation and Related Benefits. Executive officers are eligible for certain relocation and related benefits if they are assigned to work in a country that is not their "home country" (as defined in the applicable policy). In addition to certain other benefits described in the paragraph below, each of Mr. Fairweather and Mr. Gourlay is entitled to a company car; payment of certain costs associated with his life, health, and other insurance policies (including, in some cases, coverage for his spouse and dependent children); long-term disability coverage; and a guaranteed death-in-service benefit of five times base salary. If either of these executives declines a particular benefit (other than the death-in-service benefit), then he may receive a cash payment in lieu thereof. Each also receives certain tax equalization benefits and tax assistance (as described further below in "—C. Employment Agreements") consistent with his expatriate assignment.

Other. We provide limited additional perquisites and other personal benefits to our NEOs and other senior executives, including an annual medical examination, limited reimbursement of health club dues, long-term disability and personal accident insurance, preferred flight status within certain airline programs, and tax preparation services for executives with tax obligations in multiple countries. The perquisites and other benefits we provided to our NEOs during 2017 are further quantified in the footnotes in the "2017 Summary Compensation Table" under "—Executive Compensation Tables and Supporting Information" below.

C. Employment Agreements

Stefano Pessina. We entered into an employment offer letter with Mr. Pessina, effective January 9, 2015, in connection with his hiring as our then-interim Chief Executive Officer. This offer letter was approved by the Compensation Committee and executed on April 7, 2015. This offer letter has no specified term and supersedes all previous employment arrangements between Mr. Pessina and affiliates of Alliance Boots. As noted above, Mr. Pessina receives equity awards in connection with his service as our Chief Executive Officer, but he does not receive a base salary and therefore is ineligible for any annual incentive awards. Mr. Pessina may receive certain additional limited

benefits in accordance with our executive compensation program, consistent with his role and status, such as being covered by our personal accident and travel insurance benefits. This offer letter was filed as an exhibit to the Quarterly Report on Form 10-Q we filed with the SEC on April 9, 2015.

James A. Skinner. We do not have an employment agreement with Mr. Skinner.

The other NEOs were employed by Alliance Boots or its subsidiaries prior to the closing of the Second Step Transaction, and have employment agreements from such time that continue to be in effect until terminated. These employment agreements were filed as exhibits to the Quarterly Report on Form 10-Q we filed with the SEC on April 9, 2015. Formal employment agreements are a competitive market practice in the United Kingdom, where Messrs. Fairweather and Gourlay were residents when they entered into their respective employment agreements; and in Monaco, where Ms. Barra was a resident when she entered into her employment agreement.

George R. Fairweather. Benefits provided to Mr. Fairweather pursuant to his agreement are described above in "—B. Perquisites" and in the "2017 Summary Compensation Table" under "—Executive Compensation Tables and Supporting Information" below. Mr. Fairweather's agreement provides for a 12-month notice period prior to termination of his employment by either Mr. Fairweather or us, subject to certain exceptions set forth in the agreement.

Additionally, on October 28, 2015, we entered into a Corporate Travel and Expense Support Letter Agreement with Mr. Fairweather, which was filed as an exhibit to the Annual Report on Form 10-K we filed with the SEC on October 28, 2015. This agreement provides certain support for Mr. Fairweather in connection with his business travel in his capacity as one of our senior executives. Specifically, it provides that we will pay the amount of taxes incurred as a result of certain business travel and related subsistence and accommodation expenses that exceeds the amount of taxes that Mr. Fairweather would have incurred if not for such business travel. We will also provide, at our expense, annual tax advice from external tax advisors relating to both U.S. and United Kingdom tax returns in relation to Mr. Fairweather's employment with us.

Ornella Barra. Benefits provided to Ms. Barra pursuant to her agreement are described above in "—B. Perquisites"

and in the "2017 Summary Compensation Table" under "—Executive Compensation Tables and Supporting Information" below. Ms. Barra's agreement provides for a 12-month notice period prior to termination of employment by either Ms. Barra or us, subject to certain exceptions set forth in the agreement. Similarly to Mr. Fairweather, we also provide, at our expense, annual tax advice from external tax advisors relating to U.S. tax returns in relation to Ms. Barra's employment with us.

Alexander W. Gourlay. In September 2013, Walgreens entered into a Secondment Agreement (the "Secondment Agreement") with Alliance Boots Management Services Limited, an affiliate of Alliance Boots, pursuant to which Alliance Boots may second certain of its employees to Walgreens for particular assignments. Since 2013, Mr. Gourlay has been seconded to Walgreens pursuant to the Secondment Agreement and an assignment letter, which was extended pursuant to extension letters executed in January 2016, March 2017 and October 2017.

Mr. Gourlay also has an employment agreement that remains in effect. Benefits provided to Mr. Gourlay pursuant to his employment agreement are described above in "—B. Perquisites" and in "2017 Summary Compensation Table" under "—Executive Compensation Tables and Supporting Information" below, and include cost of living and housing allowances, expenses associated with annual tax advice from external tax advisors related to Mr. Gourlay's employment with us, tax equalization benefits, and reimbursement of the difference between his real estate liability in the U.S. and his liability in the United Kingdom. Mr. Gourlay's agreement provides for a 12-month notice period prior to termination of employment by either Mr. Gourlay or us, subject to certain exceptions set forth in the agreement, and also provides for the payment of redundancy payments in certain circumstances.

D. Change in Control Agreements

We maintain the Walgreens Boots Alliance, Inc. Executive Severance and Change in Control Plan (the "CIC Plan"), which provides eligible executives certain severance benefits (a) upon an involuntary termination by us at any time (other than for cause or upon death or disability, as those terms are defined in the CIC Plan) or (b) within one year following a "change in control," upon an involuntary

termination or a voluntary termination for "good reason" (as those terms are defined in the CIC Plan).

The CIC Plan contains a double-trigger feature with respect to a change in control, meaning that the CIC Plan requires both a change in control and a qualifying termination of employment within one year following the change in control in order to receive severance benefits.

None of the NEOs is currently eligible for benefits under the CIC Plan, as (1) Mr. Pessina does not receive any salary or annual incentive payments and therefore would receive no severance benefits under the CIC Plan, (2) Mr. Skinner, as Executive Chairman, is not currently eligible for participation in the CIC Plan, and (3) the other NEOs would receive benefits pursuant to their individual employment agreements in lieu of benefits under the CIC Plan.

IX. Other Matters

A. Compensation Risk Oversight

In 2016, we retained Mercer to conduct a risk review of our compensation programs and assess whether any of our incentive compensation plans, either individually or in the aggregate, would encourage our executives or employees to undertake unnecessary or inappropriate risks that were reasonably likely to have a material adverse impact on us. The Compensation Committee reviewed this external risk assessment of our variable pay plans and considered several factors, including the type of plan; the number of participants in each plan; the participants' levels within the organization; the target, maximum payout potential, and performance criteria under each plan; and risk mitigating controls in place for each plan.

As part of these assessments, our management and the Compensation Committee, as well as Mercer, evaluated those plans that were identified as having the potential to deliver a significant amount of compensation, which included the short-term and long-term incentive programs described elsewhere in this "Compensation Discussion and Analysis" section.

The Compensation Committee thereafter concluded that it was not reasonably likely that risks arising from our compensation policies and practices would have a material adverse effect on us due to a variety of factors. In reaching this conclusion, the Compensation Committee considered the following:

- Our compensation programs are designed to provide a mix of both fixed and variable incentive compensation;

- Our compensation programs are balanced between a variety of different measures, and both short-term and long-term incentives are designed to reward execution of our short-term and long-term corporate strategies;

- We allocate compensation among base salary, annual cash incentives, and long-term incentives, such as stock options and performance shares, that include both time of service and performance-based criteria;

- The annual cash incentive component involves cash-based plan awards that are payable if, and only to the extent that, pre-established Company-wide financial and individual performance objectives are achieved;

- Long-term incentive compensation includes components that are paid based on results averaged out over a number of years and that vest over an extended period;

- Executives are required to own a specified level of shares in order to comply with the stock ownership guidelines described in "—B. Stock Ownership Guidelines" below, which encourages focusing on enhancing long-term stockholder value in a sustainable manner;

- As described below under "—C. Compensation Recovery (Clawback) Policy," we have adopted a "clawback" policy applicable to all officers that is designed to allow us to recover incentive compensation paid if there is a restatement of financial results or misconduct, including fraud;

- As described below under "—D. Anti-Hedging and Anti-Pledging Policies," we have a policy that prohibits directors and executives from participating in transactions designed to hedge or speculate on any change in our stock price ensuring that, as designed, directors and executives bear the full risk of their ownership of our securities; and

- We have incentive programs that provide the Compensation Committee with discretion to make downward adjustments to certain payments or awards under the component programs.

In light of the absence of any significant changes in our executive compensation program between 2016 and 2017, the Compensation Committee continues to believe that it is not reasonably likely that risks arising from our compensation policies and practices would have a material adverse effect on us, primarily for the same reasons set forth above.

B.   Stock Ownership Guidelines

The Board first adopted executive stock ownership guidelines in 2008. Under the current guidelines, each senior executive has five years from the date of election or appointment to his or her position to achieve the lesser of the fixed or variable ownership level associated with his or her position. The minimum stock ownership guidelines for our Chief Executive Officer and other senior executives are as follows:

Executive Level	Fixed Number of Shares	Variable Number of Shares ❶
Executive Chairman	230,000	5x Salary
Chief Executive Officer	230,000	5x Salary
Chief Operating Officer	130,000	4x Salary
Executive Vice President	60,000	3x Salary
Senior Vice President	30,000	2x Salary

❶ Variable number of shares equals stated salary multiple divided by share price as of the measurement date.

The following are included in determining stock ownership for purposes of these guidelines (to the extent applicable):

- restricted stock and RSUs, discounted by an assumed tax rate of 35% and only up to 50% of the applicable ownership target;
- shares held by minor dependents and spouses; and
- shares owned outright, such as shares acquired upon the vesting of performance shares and the exercise of stock options.

The Compensation Committee reviewed our executives' progress towards meeting these guidelines in October 2017. Using reasonable assumptions regarding executive salary and stock price appreciation, the Compensation Committee concluded that each of the NEOs has either met the stock ownership requirement applicable to him or her or is progressing towards meeting such requirement within the appropriate time frame.

More information about the stock ownership guidelines applicable to Non-Employee Directors can be found in "Director Compensation – Non-Employee Director Stock Ownership Guidelines" above.

C. Compensation Recovery (Clawback) Policy

The Board has adopted a compensation recovery, or "clawback," policy for cash and equity incentive awards paid to executive officers. If there is a restatement of financial results, then the policy allows the Compensation Committee to seek reimbursement of the incremental portion of awards paid to executive officers in excess of the awards that would have been paid based on the restated financial results. All forms of incentive compensation are subject to this policy. The Compensation Committee may look back over the three-year period prior to the restatement for the recoupment, and may also look to current and former executive officers.

The policy provides the Compensation Committee with the discretion to recoup amounts of excess incentive compensation paid to an officer in conjunction with any materially incorrect results (even if not resulting in a restatement), or misconduct on the part of the executive officer, including fraud or other conduct that would lead to a "for cause" termination (as defined in the Company's clawback policy).

In addition to this policy, our Chief Executive Officer and Global Chief Financial Officer are subject to any clawbacks that may be required under the Sarbanes-Oxley Act of 2002.

D. Anti-Hedging and Anti-Pledging Policies

We have adopted, as part of our insider trading policy, prohibitions on the short sale of our common stock and other securities as well as the purchase or sale of financial instruments that are designed to hedge or offset any decrease in the market value of our common stock or other securities. These policies prohibit our directors, officers, and senior employees, including each of the NEOs, from hedging the risk of their ownership of our common stock.

This policy also prohibits our directors, officers, and senior employees, including each of the NEOs, from pledging our common stock or other securities as collateral for a loan without the prior written approval of our Global Chief Administrative Officer and General Counsel and our Corporate Secretary.

Compensation Committee Report

The following Compensation Committee Report shall not be deemed to be incorporated by reference into any filing we may make under the Securities Act or the Exchange Act, notwithstanding any general statement contained in any such filing incorporating this Proxy Statement by reference, except to the extent we incorporate such report by specific reference.

The Compensation Committee reviews the Company's Compensation Discussion and Analysis on behalf of the Board. The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management.

Based on this review and discussion, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis above be included in this Proxy Statement and in the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 2017.

Compensation Committee

Nancy M. Schlichting, Chair
José E. Almeida
William C. Foote
John A. Lederer

Executive Compensation Tables and Supporting Information

2017 Summary Compensation Table

The following table shows information regarding the compensation of each NEO for 2017, 2016, and 2015 (other than for Ms. Barra, who was not an NEO in 2015). The values shown represent each NEO's compensation during the fiscal year, including the grant date fair value of equity awards that were granted during a fiscal year that vest on a future date, subject to the terms and conditions of each award.

Certain amounts paid to or earned by certain NEOs were paid or accrued in British Pounds Sterling. In the tables below, amounts for 2017 (other than the pension value calculations, as noted in footnote 4 below) were converted to U.S. Dollars at an exchange rate of approximately £1=$1.2656 (the average exchange rate during 2017 used by the Compensation Committee for purposes of executive compensation decisions).

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($) ❶	Option Awards ($) ❷	Non-Equity Incentive Plan Compensation ($) ❸	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($) ❹	All Other Compensation ($) ❺	Total Compensation ($)
Stefano Pessina*	2017	—	—	7,111,185	7,361,500	—	—	201,137	14,673,822
Executive Vice Chairman	2016	—	—	5,017,137	4,984,416	—	—	138,815	10,140,368
and Chief Executive Officer	2015	35,850	—	7,000,006	—	—	—	97,299	7,133,155
George R. Fairweather*	2017	886,314	—	2,031,732	2,523,924	1,555,481	—	399,301	7,396,752
Executive Vice President and	2016	977,118	—	1,607,565	1,650,466	2,011,329	—	424,701	6,671,179
Global Chief Financial Officer	2015	687,268	—	—	—	2,051,657	—	309,026	3,047,951
Ornella Barra	2017	891,406	—	2,031,732	2,523,924	1,564,418	1,269,875	397,571	8,678,926
Co-Chief Operating Officer	2016	946,897	—	1,607,565	1,650,466	2,052,996	443,481	416,413	7,117,818
Alexander W. Gourlay	2017	891,406	—	2,031,732	2,523,924	1,564,418	0	580,662	7,592,142
Co-Chief Operating Officer	2016	937,076	—	1,607,565	1,650,466	2,037,983	1,316,169	545,648	8,094,907
	2015	932,465	—	—	—	2,989,852	—	572,749	4,495,066
James A. Skinner ❻	2017	—	—	7,111,185	—	—	—	474,743	7,585,928
Executive Chairman	2016	—	—	6,031,651	—	—	—	341,450	6,373,101
	2015	137,958	—	5,175,015	—	—	—	167,454	5,480,427

*Amounts for Messrs. Pessina and Fairweather in 2015 do not include amounts paid by Alliance Boots prior to the consummation of the Second Step Transaction on December 31, 2014.

❶ Represents the aggregate grant date fair value, determined in accordance with FASB ASC Topic 718, of performance shares and RSUs granted under the Omnibus Incentive Plan during the applicable fiscal year. These values do not represent amounts paid to or realized by the applicable NEO. The amounts included for the performance shares granted during 2017 are calculated based on the probable satisfaction of the performance conditions for such awards and the price of our common stock as of the date of grant. Assuming the highest level of performance is achieved for the performance shares, the maximum value at the grant date would be as follows: Mr. Pessina: $10,666,778; Mr. Fairweather: $3,047,598; Ms. Barra: $3,047,598; and Mr. Gourlay: $3,047,598. See "—Compensation Discussion and Analysis—V. Long-Term Compensation—B. 2017 Performance Share Award Grants" above for further information regarding these awards. For additional information regarding our stock compensation plans, see Note 13 to the consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended August 31, 2017 (the "2017 Annual Report"). Stock awards that remained outstanding as of August 31, 2017 are reflected in the "Outstanding Equity Awards at Fiscal Year-End" table below.

❷ Represents the grant date fair value, determined in accordance with FASB ASC Topic 718, of stock options granted under the Omnibus Incentive Plan during the applicable fiscal year. These values do not represent amounts paid to or realized by the applicable NEO. See "—Compensation Discussion and Analysis" above for further information regarding these awards. The fair value of each option granted in 2017 was determined using the Black-Scholes option pricing model, with weighted-average assumptions of: risk-free interest rate (U.S. Treasury security rates for the expected term of the option), 1.58%; average expected life of options, 6.82 years; volatility (based on historical and implied volatility of the Company's common stock), 24.98%; dividend yield (the

Company's cash dividend for the expected term), 1.76%; and weighted average grant date fair value (granted at market price), $17.92. For additional information regarding our stock compensation plans, see Note 13 to the consolidated financial statements included in the 2017 Annual Report. Stock options that remained outstanding as of August 31, 2017 are reflected in the "Outstanding Equity Awards at Fiscal Year-End" table below.

❸ Includes the annual incentive compensation earned for each fiscal year (or portion thereof) pursuant to the MIP. For Mr. Fairweather in 2016, in addition to the amount earned pursuant to the MIP ($1,405,877), also includes amounts paid in January 2016 pursuant to the Legacy Alliance Boots Long-Term Incentive Plan ("Legacy AB LTIP") ($605,452). For Mr. Fairweather in 2015, in addition to the amount earned pursuant to the MIP ($633,653), also includes amounts paid in April 2015 pursuant to the Legacy AB LTIP ($460,296) and in July 2015 pursuant to the legacy Alliance Boots Management Incentive Plan ($957,708). For Ms. Barra in 2016, in addition to the amount earned pursuant to the MIP ($1,447,545), also includes amounts paid in January 2016 pursuant to the Legacy AB LTIP ($605,452). For Mr. Gourlay in 2016, in addition to the amount earned pursuant to the MIP ($1,432,531), also includes amounts paid in January 2016 pursuant to the Legacy AB LTIP ($605,452). For Mr. Gourlay in 2015, in addition to the amount earned pursuant to the MIP ($1,685,679), also includes amounts paid in January 2015 ($843,877) and April 2015 ($460,296) pursuant to the Legacy AB LTIP.

❹ Reflects changes in pension value. For Mr. Gourlay, the 2017 amount represents the pension value in U.S. Dollars as of the end of 2017, using the exchange rate at that time (£1=$1.2869), minus the pension value in U.S. Dollars as of the end of 2016, using the exchange rate at that time (£1=$1.3096). The amount shown is zero, because there was a negative change in value of $260,289. For Ms. Barra, the 2017 amount represents the pension value in U.S. Dollars as of February 2, 2017, the valuation date for the full distribution of this pension benefit to Ms. Barra, using the exchange rate at that time (£1=$1.2556), minus the pension value in U.S. Dollars as of the end of 2016, using the exchange rate at that time (£1=$1.3096). Year-over-year changes in pension value are driven in large part due to changes in actuarial pension assumptions. See the "Pension Benefits" table below and the "—Compensation Discussion and Analysis" section above for further information regarding these pension benefits.

❺ Detail of the amounts reported in the "All Other Compensation" column for 2017 is provided in the table below.

Item	Mr. Pessina ($)	Mr. Fairweather ($)	Ms. Barra ($)	Mr. Gourlay ($)	Mr. Skinner ($)
Life Insurance	—	4,700	4,700	4,700	—
Dividend Equivalents on Unvested and Deferred RSUs and DSUs Ⓐ	148,172	—	—	—	474,743
Allowances Ⓑ	—	11,390	36,308	197,251	—
Pension Supplements Ⓒ	—	354,526	356,563	356,563	—
Perquisites and Personal Benefits Ⓓ Ⓔ	52,965	28,685	—	22,148	—
Total	**201,137**	**399,301**	**397,571**	**580,662**	**474,743**

Ⓐ Dividend equivalents with respect to RSUs and DSUs are credited as additional RSUs on the record date or DSUs on the payment date, respectively, subject to the same vesting or deferral restrictions as the underlying RSUs or DSUs.

Ⓑ For Mr. Fairweather, includes tax preparation services. For Ms. Barra, includes tax return preparation services ($6,328) and commuting costs ($29,980). For Mr. Gourlay, includes amounts paid pursuant to his secondment and assignment letter, including cost of living allowances, tax equalization payments ($29,631), reimbursement of the difference between his real estate tax liability in the United Kingdom and his real estate tax liability in the U.S. ($156,230), and expenses associated with annual tax advice from external tax advisors relating to remuneration from Mr. Gourlay's employment. See "—Compensation Discussion and Analysis—VIII. Retirement and Other Benefits—C. Employment Agreements" above. These allowances were valued on the basis of the aggregate incremental cost to the Company and represent the amount accrued for payment or paid to the service provider or the executive, as applicable.

Ⓒ Includes cash payment in lieu of participation in a defined contribution plan.

Ⓓ For Messrs. Fairweather and Gourlay, includes a car allowance (or cash payment in lieu thereof) and for Mr. Fairweather, private medical insurance. The amount for Mr. Pessina reflects $52,965 associated with the personal use of the Company's aircraft. The Company determines the amount associated with personal use of its aircraft by calculating the incremental cost to it by multiplying the aircraft's hourly variable operating cost by a trip's flight time, which includes any flight time of an empty return flight. Variable operating costs include: (1) landing, parking, passenger ground transportation, crew travel and flight planning services expenses; (2) supplies, catering and crew traveling expenses; (3) aircraft fuel and oil expenses; (4) maintenance, parts and external labor (inspections and repairs); and (5) any customs, foreign permit and similar fees. Fixed costs that do not vary based upon usage are not included in the calculation of direct operating cost.

Ⓔ Pursuant to SEC rules, perquisites and personal benefits are not reported for any NEO for whom such amounts were less than $10,000 in the aggregate for 2017.

❻ Mr. Skinner served as the non-executive Chairman of the Board until January 9, 2015. As a Non-Employee Director, he received compensation in accordance with our Non-Employee Director compensation program until such time he became the Executive Chairman of the Board. The "Stock Awards" column for 2016 above includes $31,667 for the pro-rated November 1, 2015 annual stock grant made to Non-Employee Directors for the portion of 2015 for which Mr. Skinner served as a Non-Employee Director. The "All Other Compensation" column for 2017 above includes $115,295 and for 2016 above includes $108,633, respectively, for dividends credited to DSUs issued as Non-Employee Director compensation. The "Salary" column for 2015 above includes $137,958 for director fees earned or paid in cash, the "Stock Awards" column for 2015 above includes $175,000 for the November 1, 2014 annual stock grant made to Non-Employee Directors, and the "All Other Compensation" column for 2015 above includes $97,955 for dividends credited to DSUs issued as Non-Employee Director compensation.

2017 Grants of Plan-Based Awards

The following table shows information regarding the incentive awards granted to the NEOs for 2017.

Name	Award Type ❶	Grant Date	Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards ❷			Estimated Future Payouts Under Equity Incentive Plan Awards ❸			All Other Stock Awards: Number of Shares of Stock or Units (#) ❹	All Other Option Awards: Number of Securities Underlying Options (#) ❺	Exercise or Base Price of Option Awards ($/Sh) ❻	Grant Date Fair Value of Stock and Option Awards ($)
				Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Stefano Pessina	SO	11/1/2016	10/20/2016								410,798	82.46	7,361,500
	PSP	11/1/2016	10/20/2016				43,119	86,238	129,357				7,111,185
George R. Fairweather	SO	11/1/2016	10/20/2016								140,844	82.46	2,523,924
	PSP	11/1/2016	10/20/2016				12,320	24,639	36,959				2,031,732
	MIP	11/1/2016	10/20/2016	553,946	1,107,893	2,215,785							
Ornella Barra	SO	11/1/2016	10/20/2016								140,844	82.46	2,523,924
	PSP	11/1/2016	10/20/2016				12,320	24,639	36,959				2,031,732
	MIP	11/1/2016	10/20/2016	557,129	1,114,258	2,228,515							
Alexander W. Gourlay	SO	11/1/2016	10/20/2016								140,844	82.46	2,523,924
	PSP	11/1/2016	10/20/2016				12,320	24,639	36,959				2,031,732
	MIP	11/1/2016	10/20/2016	557,129	1,114,258	2,228,515							
James A. Skinner	RSU	11/1/2016	10/20/2016							86,238			7,111,185

❶ Includes stock options (SO), performance shares (PSP), and restricted stock units (RSU) issued under the Omnibus Incentive Plan and annual cash incentives paid under the MIP.

❷ These amounts represent the threshold, target, and maximum annual incentives under the MIP for 2017. The related performance targets and results are described under "—Compensation Discussion and Analysis" above. For the MIP, the threshold award was set at 50% of the target award, and the maximum award was set at 200% of the target award. The actual earned awards under the MIP are included in the "Non-Equity Incentive Plan Compensation" column of the "2017 Summary Compensation Table" above.

❸ These share numbers represent the threshold, target, and maximum performance share awards for the 2017 through 2019 performance period. The threshold award was set at 50% of the target performance share award, and the maximum award was set at 150% of the target performance share award. The November 1, 2016 performance share award to Mr. Pessina is subject to pro-rated or accelerated vesting in certain circumstances, including if he ceases to serve on the Board in certain circumstances.

❹ Represents the number of RSUs granted to Mr. Skinner in 2017. The RSUs vest on the third anniversary of the grant date, subject to the satisfaction of performance criteria intended to comply with Section 162(m) of the Code and subject to forfeiture in certain circumstances and full or pro-rated accelerated vesting in certain circumstances, including if Mr. Skinner ceases to serve on the Board in certain circumstances.

❺ The stock option awards vest on the third anniversary of the grant date, subject to forfeiture in certain circumstances and full or pro-rated accelerated vesting in certain circumstances (including, with respect to Mr. Pessina's award, if he ceases to serve on the Board in certain circumstances), and expires on the tenth anniversary of the grant date.

❻ The exercise price for stock option awards is the per-share closing price of the Company's common stock on the grant date.

Outstanding Equity Awards at Fiscal Year-End

The following table shows information regarding the outstanding equity awards held by each of the NEOs as of August 31, 2017.

		Option Awards ❶				Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#) ❷	Market Value of Shares or Units of Stock That Have Not Vested ($) ❷	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Awards That Have Not Vested (#) ❸	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) ❸
Stefano Pessina	1/15/2015					98,300	8,011,418		
	2/12/2016					—	—	65,090	5,304,835
	11/1/2016					—	—	86,238	7,028,397
	2/12/2016	—	263,273	77.08	2/12/2026				
	11/1/2016	—	410,798	82.46	11/1/2026				
George R. Fairweather	11/1/2015					—	—	18,984	1,547,196
	11/1/2016					—	—	24,639	2,008,079
	11/1/2015	28,127	56,339	84.68	11/1/2025				
	11/1/2016	—	140,844	82.46	11/1/2026				
Ornella Barra	11/1/2015					—	—	18,984	1,547,196
	11/1/2016					—	—	24,639	2,008,079
	11/1/2015	28,127	56,339	84.68	11/1/2025				
	11/1/2016	—	140,844	82.46	11/1/2026				
Alexander W. Gourlay	11/1/2015					—	—	18,984	1,547,196
	11/1/2016					—	—	24,639	2,008,079
	11/1/2015	28,127	56,339	84.68	11/1/2025				
	11/1/2016	—	140,844	82.46	11/1/2026				
James A. Skinner	1/15/2015					70,214	5,722,454		
	2/12/2016					80,404	6,552,886		
	11/1/2016					87,846	7,159,455		
	Various					77,723	6,334,407		

❶ For each of the stock option awards granted to Ms. Barra and Messrs. Fairweather and Gourlay on November 1, 2015, one-third of the award vests on each of the first, second and third anniversary of the grant date. For the other stock option awards, the award vests on the third anniversary of the grant date, subject to forfeiture in certain circumstances and full or pro-rated accelerated vesting in certain circumstances, including, with respect to the awards to Mr. Pessina, if he ceases to serve on the Board in certain circumstances.

❷ Includes the number and value of the unvested RSUs awarded under the Omnibus Incentive Plan as of, and includes dividend equivalents through, August 31, 2017. The RSUs granted to Messrs. Pessina and Skinner on January 15, 2015 vest on the third anniversary of the grant date, subject to forfeiture or accelerated vesting in certain circumstances, including accelerated vesting if Mr. Skinner or Mr. Pessina, respectively, ceases to serve on the Board in certain circumstances. The RSUs granted to Mr. Skinner on February 12, 2016 and November 1, 2016 vest on the third anniversary of the grant date, subject to forfeiture in certain circumstances or full or pro-rated accelerated vesting in certain circumstances, including if Mr. Skinner ceases to serve on the Board in certain circumstances. For Mr. Skinner, also includes 77,723 DSUs outstanding as of August 31, 2017. These DSUs will be settled in stock following Mr. Skinner's termination of service as a director in accordance with the terms and conditions of the Omnibus Incentive Plan, subject to his election options relating to the timing and form of payment.

❸ Represents the number and value of performance shares based on the target performance level. As described in the "—Compensation Discussion and Analysis" section above, the 2016 and 2017 performance shares will vest, if at all, based on the Company's cumulative adjusted EPS performance over the 2016-2018 performance cycle and the 2017-2019 performance cycle, respectively. The February 12, 2016 and November 1, 2016 performance share awards to Mr. Pessina are subject to pro-rated or accelerated vesting in certain circumstances, including if he ceases to serve on the Board in certain circumstances.

Pension Benefits

The following table shows information regarding the estimated present value of accumulated pension benefits for Mr. Gourlay as well as the payment of accumulated pension benefits to Ms. Barra during 2017.

In connection with the Second Step Transaction, the Company assumed certain of Alliance Boots' defined benefit pension plans. The principal defined benefit pension plan is the Boots Pension Plan, which covers certain employees in the United Kingdom. The Boots Pension Plan is a funded final salary defined benefit plan providing a retirement pension and a dependent's pension on the death of the participant. The Boots Pension Plan was closed to future accruals effective June 30, 2010, with benefits calculated by reference to pensionable salaries as of that date. The plan is subject to an actuarial funding valuation on a triennial basis.

The Company also assumed two smaller defined benefit plans in the United Kingdom, the Boots Supplementary Pension Plan and the Boots Additional Pension Arrangement, both of which were also closed to future accruals effective June 30, 2010. These plans were intended to supplement the benefits provided under the Boots Pension Plan for eligible senior employees of Alliance Boots.

Benefits under these plans are payable upon retirement (age 60 under all plans) or death or, in certain cases, upon early retirement. Participants in the Boots Pension Plan and Boots Supplementary Pension Plan have the option of receiving a portion of their pension as a tax-free cash sum upon retirement. Participants in the Boots Additional Pension Arrangement are paid their benefit as a single lump sum. Even though these plans are closed to future accruals, the present value of accumulated benefits can fluctuate significantly from year to year based on changes in the underlying actuarial pension assumptions. Other than Mr. Gourlay, no other NEO is currently a participant in these plans.

As described in "—Compensation Discussion and Analysis— VIII. Retirement and Other Benefits—A. Retirement Plans and Programs" above, Ms. Barra had previously accrued benefits in the Alliance UniChem Plan, a hybrid plan which has a defined contribution approach to approximate a target defined benefit, and which was set up to cover certain employees who were not residents of the United Kingdom. The Alliance UniChem Plan was also closed to future accruals effective June 30, 2010. Ms. Barra's benefits under the Alliance UniChem Plan were fully vested and payable to her, at her election, as of 2013. In January 2017, with the Compensation Committee's approval, Ms. Barra elected to receive her vested benefits under the Alliance UniChem Plan, and consequently was paid £7,502,004 (or $9,419,516 at then-current exchange rates) in February 2017 to fully settle this outstanding obligation under the Alliance UniChem Plan. Ms. Barra is not entitled to any further benefits under the Alliance UniChem Plan or any of the other assumed defined benefit pension plans described herein.

Name	Plan Name	Number of Years of Service Credit (# of years)	Present Value of Accumulated Benefits ($) [1]	Payments During Last Year ($) [2]
Alexander W. Gourlay	Boots Pension Plan	25.5	4,433,371	—
	Boots Supplementary Pension Plan	5.7	118,395	—
	Boots Additional Pension Arrangement	1.7	4,784,694	—
Ornella Barra	Alliance UniChem Plan	11.5	—	9,419,516

[1] These values were converted from British Pounds Sterling to U.S. Dollars using the exchange rate (£1=$1.2869) as of August 31, 2017, the last day of our fiscal year. Prior to such conversion, these values in British Pounds Sterling were £3,445,000, £92,000, and £3,718,000, respectively.

[2] Ms. Barra's benefits under the Alliance UniChem Plan were fully vested and payable to her, at her election, as of 2013. In January 2017, with the Compensation Committee's approval, Ms. Barra elected to immediately receive her fully vested benefits under the Alliance UniChem Plan. The value was converted from British Pounds Sterling to U.S. Dollars using the exchange rate (£1=$1.2556) as of February 2, 2017, the date this payment was made to Ms. Barra to fully settle the outstanding obligation to her under this plan. Prior to such conversion, this value in British Pounds Sterling was £7,502,004.

Potential Payments Upon Termination or Change in Control

The information below describes the compensation and benefits payable to each of the NEOs in the event of termination of his or her employment as of August 31, 2017. The actual amounts to be paid under any of the scenarios can only be determined at the time of such NEO's separation from the Company. Furthermore, the Compensation Committee retains discretion to provide additional benefits to senior executives upon termination or resignation if it believes the circumstances so warrant.

Upon termination of employment for any reason, each NEO will be entitled to receive amounts earned during his or her employment. These amounts may include:

- Any earned awards that are not yet paid, including unpaid approved awards under the MIP for the completed fiscal year;

- Vested stock options;

- Accrued benefits under certain legacy Alliance Boots pension plans;

- Earned but unused vacation pay and paid time off; and

- Base salary earned through the date of termination.

Unless otherwise noted, the information below also does not include amounts earned for 2017 that are shown in "2017 Summary Compensation Table" above.

Mr. Pessina. Mr. Pessina's sole compensation in 2015, 2016, and 2017 consisted of (1) the RSU award issued in January 2015 and (2) the performance share and stock option awards issued in 2016 and 2017, in each case as reflected in "2017 Summary Compensation Table" and the "Outstanding Equity Awards at Fiscal Year-End" table above. Upon termination of his employment as of August 31, 2017, the exclusive benefits provided to Mr. Pessina would be:

- In the event of Mr. Pessina's disability or death, he would receive full accelerated vesting of the January 2015 RSU award and the 2016 and 2017 performance share and stock option awards.

- In the event Mr. Pessina's employment is terminated within one year after a change in control of the Company (other than for cause), he would receive full accelerated vesting of the January 2015 RSU award and the 2016 and 2017 stock option awards, and pro-rated vesting of the 2016 and 2017 performance share awards.

- In the event Mr. Pessina resigns from the Board, he would receive full accelerated vesting of the January 2015 RSU award and pro-rated vesting of the 2016 and 2017 performance share and stock option awards.

In each case except for termination following a change in control, the actual performance shares earned will be based on the Company's performance and settled at the end of the performance period. In the event of termination within one year following a change in control, the pro-rated performance shares are payable at target and settled within 45 days of termination of service.

Mr. Pessina is also technically eligible to participate in the CIC Plan; however, because he has no annual salary and does not participate in the MIP, he would not be entitled to benefits under the plan in the event of termination of his employment upon a change in control of the Company.

Mr. Skinner. As Executive Chairman, Mr. Skinner's sole compensation in 2015, 2016 and 2017 consisted of the RSU awards issued in those years, in each case as reflected in "2017 Summary Compensation Table" and the "Outstanding Equity Awards at Fiscal Year-End" table above. Mr. Skinner does not participate in any of the Company's employee benefit plans, including the CIC Plan.

As a result, upon termination of his employment as of August 31, 2017 due to disability, death, retirement from the Board, or termination of employment within one year after a change in control of the Company (other than for cause), the exclusive benefit provided to Mr. Skinner would be full vesting of these RSU awards; provided, however, that the RSU award granted in November 2016 would vest on a pro-rated basis if retirement occurs within twelve months of the grant date, subject to satisfaction of the applicable performance conditions.

Other NEOs. Each of Ms. Barra and Messrs. Fairweather and Gourlay has an employment agreement that sets forth potential payments to be made upon qualifying termination events. Because of the existence of these employment agreements, none of these NEOs is eligible for benefits under the CIC Plan. Certain amounts described herein would be paid in British Pounds Sterling; amounts shown in U.S. Dollars are based on the average exchange rate during 2017 used by the Compensation Committee for purposes of executive compensation decisions of £1=$1.2656.

Ms. Barra may be terminated for cause (as specified in her employment agreement) and would receive no payments. Termination by the Company not for cause or resignation by Ms. Barra requires twelve months' notice; accordingly, Ms. Barra would be entitled to her base salary of £704,335 ($891,406) during this notice period; provided, however, that the Company may terminate Ms. Barra's employment immediately and pay her base salary in monthly installments through the earlier of the end of the notice period or until Ms. Barra were to find alternative employment. No additional payments would be made to Ms. Barra should her termination occur in connection with a change in control. In the event of a termination due to permanent disability or death as a result of an accident, Ms. Barra would receive three times her base salary pursuant to a personal accident insurance policy, which equals £2,113,004 ($2,674,218). Upon death while employed, a lump sum death benefit of £3,521,675 ($4,457,032) would be payable (pursuant to a life insurance policy paid for by the Company), which represents five times Ms. Barra's base salary.

Mr. Fairweather may also be terminated for cause (as specified in his employment agreement) and would also receive no payments. Termination by the Company not for cause or resignation by Mr. Fairweather requires twelve months' notice; accordingly, Mr. Fairweather would be entitled to his base salary and cash payment in lieu of participation in a defined contribution plan of £704,335 ($891,406) during this notice period; provided, however, that the Company may terminate Mr. Fairweather's employment immediately and pay his base salary in monthly installments through the end of the notice period. No additional payments would be made to Mr. Fairweather should his termination occur in connection with a change in control. In the event of a termination due

to permanent disability or death as a result of an accident, Mr. Fairweather would receive three times his base salary pursuant to a personal accident insurance policy, which equals £2,113,004 ($2,674,218). Upon death while employed, a lump sum death benefit of £3,521,675 ($4,457,032) would be payable (pursuant to a life insurance policy paid for by the Company), which represents five times Mr. Fairweather's base salary.

Mr. Gourlay may be terminated for cause (as specified in his employment agreement) or upon his 65th birthday and would receive no payments. Termination by the Company not for cause or resignation by Mr. Gourlay requires twelve months' notice; accordingly, Mr. Gourlay would be entitled to his base salary of £704,335 ($891,406) during this notice period; provided, however, that the Company may terminate Mr. Gourlay's employment immediately and pay his base salary in monthly installments through the earlier of the end of the notice period or until Mr. Gourlay were to find alternative employment. No additional payments would be made to Mr. Gourlay were his termination to occur in connection with a change in control. In the event of a termination due to permanent disability or death as a result of an accident, Mr. Gourlay would receive three times his base salary pursuant to a personal accident insurance policy, which equals £2,113,004 ($2,674,218). Upon death while employed, a lump sum death benefit of £3,521,675 ($4,457,032) would be payable (pursuant to a life insurance policy paid for by the Company), which represents five times Mr. Gourlay's base salary.

The information above (and in the table below) does not include benefits to be paid pursuant to the Boots Pension Plan, Boots Supplementary Pension Plan, and Boots Additional Pension Arrangement, as these account balances are earned and payable, and the aggregate payment amounts will not vary based on the reason for termination of employment. The current actuarial value of accumulated benefits under these plans as of August 31, 2017 are included in "Pension Benefits" above.

In addition to the benefits described above, each of Ms. Barra and Messrs. Fairweather and Gourlay hold stock option and performance share awards issued in 2015, 2016, and 2017 as reflected in "2017 Summary Compensation Table" and the "Outstanding Equity Awards at Fiscal Year-

End" table above. Upon termination of employment of any of these NEOs as of August 31, 2017, these awards would be forfeited, except in the following circumstances:

- In the event of death while employed, or termination due to disability, then he or she receives the following benefits with respect to these equity awards:

    — Vesting of the stock options is accelerated, and the vested option remains exercisable until one year from the date of death or disability; and

    — Full vesting of performance shares, calculated based on performance through the end of the performance period, and distributed at the same time performance shares are distributed to other participants.

- In the event of retirement (defined as age 55 or older with at least 10 years of service), then he or she receives the following benefits with respect to these equity awards:

    — Accelerated vesting of any portion of the stock options that would have vested within 12 months of the retirement date, and the vested portion of the option remains exercisable for 12 months from the date of termination; and

    — Full vesting of any performance shares that would have vested within 12 months of the retirement date (based on performance as of the end of the performance period) and distributed at the same time performance shares are distributed to other participants.

- In the event of involuntary termination without cause within one year following a change in control, then he or she receives the following benefits with respect to these equity awards:

    — Vesting of the stock options is accelerated, and the vested option remains exercisable until 90 days from the date of termination; and

    — Pro-rated vesting of the target level of performance shares, with the value of such target performance shares distributed in cash following such termination of employment.

Outstanding Equity Awards. The table below shows the value of the equity awards held by each of the NEOs under each of the scenarios listed. The amounts shown in the table assume that each such NEO's last day worked was August 31, 2017. For termination following a change in control, it is assumed that the change in control and termination of employment occurred simultaneously as of August 31, 2017.

	Stock Options ($) ❶	Performance Shares ($) ❷	Restricted Stock Units ($) ❸
Stefano Pessina			
Involuntary Termination for Cause	—	—	—
Involuntary Termination Not for Cause	—	—	—
Retirement from the Board	1,163,667	7,647,634	8,011,418
Other Voluntary Termination	—	—	—
Change in Control	1,163,667	5,879,356	8,011,418
Termination due to Disability	1,163,667	12,333,232	8,011,418
Termination due to Death	1,163,667	12,333,232	8,011,418
James A. Skinner			
Involuntary Termination for Cause	—	—	—
Involuntary Termination Not for Cause	—	—	—
Retirement from the Board	—	—	14,264,078
Other Voluntary Termination	—	—	—
Change in Control	—	—	19,434,795
Termination due to Disability	—	—	19,434,795
Termination due to Death	—	—	19,434,795
Other NEOs			
Involuntary Termination for Cause	—	---	—
Involuntary Termination Not for Cause	—	---	—
Voluntary Termination/Retirement	0	---	—
Change in Control	0	1,700,824	—
Termination due to Disability	0	3,555,275	—
Termination due to Death	0	3,555,275	—

❶ The amounts shown in this column reflect the value of unvested stock options that become vested in full or in part upon the various termination of employment scenarios. All such stock options are included in the "Outstanding Equity Awards at Fiscal Year-End" table above. Where the value shown is $0, accelerated vesting of all or some portion of the award would occur, but the applicable stock option exercise price is higher than the Company's closing stock price on August 31, 2017 ($81.50).

❷ The amounts shown in this column reflect the value of performance shares at target performance for the 2016 and 2017 grants in each of the scenarios listed based on the extent to which such performance shares become vested as of termination of employment. All such performance shares are included in the "Outstanding Equity Awards at Fiscal Year-End" table above. The value shown for Mr. Pessina for the 2017 grant for retirement from the Board, and for all NEOs for a change in control (other than for Mr. Skinner) is pro-rated pursuant to the terms of the applicable performance share award agreements.

❸ The amounts shown in this column reflect the value of RSUs granted in 2015, 2016, and 2017 in each of the scenarios listed based on the extent to which such RSUs become vested as of termination of employment. All such RSUs are included in the "Outstanding Equity Awards at Fiscal Year-End" table above. The value shown for Mr. Skinner for the 2017 grant for retirement from the Board is pro-rated for one of the component RSU awards pursuant to the terms of the applicable RSU award agreement.

Other. In addition to the compensation and benefits described above, (1) if any NEO retires after reaching the age of 55 and achieves at least 10 years of service with the Company or its subsidiaries, or (2) in the event of the death of an NEO while employed, or the termination of an NEO due to disability, such NEO would receive a pro-rated award under the MIP for the final partial year of participation, to the extent such NEO participates in the MIP.

Walgreens Boots Alliance

Proposal 4:

Advisory Vote on Frequency of Future Say-on-Pay Votes

What am I voting on?

Stockholders are being asked to cast an advisory vote on whether we should hold an advisory vote on a say-on-pay proposal every year, every two years, or every three years. Stockholders may also elect to abstain from voting.

What is the Board's voting recommendation?

The Board recommends a vote for the holding of an advisory vote on a say-on-pay proposal every year (i.e., a vote for "**1 YEAR**" as opposed to "2 YEARS", "3 YEARS" or abstaining). Proxies solicited by the Board will be so voted unless stockholders specify a contrary choice in their voting instructions.

What is the required vote?

The affirmative vote of a majority of the shares represented in person or by proxy at the Annual Meeting and entitled to vote on the matter is required to approve Proposal 4. If none of the alternatives receives the requisite majority vote, the frequency (every one, two, or three years) receiving the greatest number of votes will be considered the preferred frequency of our stockholders. Abstentions will have the same effect on Proposal 4 as a vote against each voting option with respect to the frequency of future say-on-pay votes.

Section 14A of the Exchange Act requires us to submit a non-binding, advisory resolution to stockholders, at least once every six years, to determine how often we should include a say-on-pay proposal in our proxy materials for future annual stockholder meetings or any special stockholder meeting for which we must include executive compensation information in the proxy statement for that meeting (a "say-on-pay frequency proposal"). Under this Proposal 4, stockholders may vote to have an advisory vote on a say-on-pay proposal every year, every two years, or every three years.

Our stockholders voted on a similar proposal in 2012, with the majority voting to hold an advisory vote on a say-on-pay proposal every year. We continue to believe that these advisory votes should be conducted every year, so that our stockholders may react promptly to emerging trends in executive compensation and give the Board and the Compensation Committee the opportunity to annually evaluate compensation decisions in light of ongoing stockholder feedback.

As an advisory vote, this Proposal 4 is not binding on the Company, the Compensation Committee, or the Board. However, the Compensation Committee and the Board value the opinions expressed by our stockholders in their votes on this proposal, and will consider the outcome of the vote when making future decisions regarding the frequency of conducting a say-on-pay vote.

It is expected that the next vote on a say-on-pay frequency proposal will occur at our 2024 annual meeting of stockholders.

Proposal 5:

Approval of the Amended and Restated Walgreens Boots Alliance, Inc. 2013 Omnibus Incentive Plan

What am I voting on?

Stockholders are being asked to approve the amended and restated Walgreens Boots Alliance, Inc. 2013 Omnibus Incentive Plan.

What is the Board's voting recommendation?

The Board recommends a vote "**FOR**" Proposal 5. Proxies solicited by the Board will be so voted unless stockholders specify a contrary choice in their voting instructions.

What is the required vote?

Approval of Proposal 5 requires the affirmative vote of a majority of the shares represented in person or by proxy at the Annual Meeting and entitled to vote on the matter. If you elect to abstain, the abstention will have the same effect as an "AGAINST" vote on Proposal 5.

The Board is asking stockholders to approve the amended and restated Omnibus Incentive Plan. The Board and our stockholders initially approved the Omnibus Incentive Plan (then called the Walgreen Co. 2013 Omnibus Incentive Plan) on July 13, 2012 and January 9, 2013, respectively. On July 11, 2017, upon a delegation from the Board, the Compensation Committee approved the amended and restated Omnibus Incentive Plan, as set forth in Exhibit B to this Proxy Statement, subject to stockholder approval.

The Board adopted the Omnibus Incentive Plan to provide a tool for us to, among other things, attract, retain, motivate, and reward our executives and other employees, our Non-Employee Directors, and other persons who provide substantial services to us and our affiliates; to provide for equitable and competitive compensation opportunities, including deferral opportunities; to encourage long-term service; to recognize individual contributions and reward achievement of Company goals; and to promote the creation of long-term stockholder value by closely aligning the interests of participants with those of our stockholders. If the amended and restated Omnibus Incentive Plan is not approved, then we may continue to make awards under the current Omnibus Incentive Plan until such time no shares reserved under the Omnibus Incentive Plan remain available. At that point, we will be unable to grant long-term incentive awards under the Omnibus Incentive Plan.

We are not asking stockholders to approve any additional shares for issuance under the Omnibus Incentive Plan, which is the only plan under which we grant equity awards. This reflects our responsible use of shares under our long-term incentive compensation program, as described in further detail under "—Dilution and Equity Usage" below. We have not sought stockholder approval for additional shares under the Omnibus Incentive Plan since its initial approval in 2013. As of August 31, 2017, approximately 39,039,951 shares remained available for future awards. We believe that the existing share pool will be sufficient to fund long-term incentive awards for approximately five years through 2022. As of the Record Date, the closing sales price per share of our common stock as reported on NASDAQ was $70.78 per share.

Limit on Non-Employee Director Compensation

In addition to the other non-material administrative amendments to the Omnibus Incentive Plan in Exhibit B to this Proxy Statement, the Omnibus Incentive Plan has been amended and restated to include a $750,000 aggregate limit on the cash and equity compensation awarded to any Non-Employee Director in a single fiscal year. We believe that a stockholder-approved cap on Non-Employee Director compensation is consistent with emerging best practices in corporate governance, and as shown in "Director Compensation" above, our current Non-Employee Director compensation program is well below the proposed limit. The Board intends to continue to set director compensation in line with market practice, consistent with the limit imposed by the cap, so as to attract and retain well-qualified directors.

Section 162(m) Re-Approval

Section 162(m) of the Code ("Section 162(m)") prevents a publicly-held corporation from deducting, for federal income tax purposes, compensation in excess of $1 million per year paid to any of its chief executive officer or three other most highly compensated executive officers (other than the chief financial officer). However, if certain conditions are met, compensation that qualifies as "performance-based" is excluded for purposes of calculating the amount of compensation subject to the $1 million deduction limitation. One of the requirements that must be satisfied for compensation to qualify as "performance-based" under Section 162(m) is that the material terms of the performance goals under which the compensation may be paid must be disclosed to and re-approved by our stockholders every five years. For purposes of Section 162(m), the material terms include (i) the individuals eligible to receive compensation, (ii) a description of the business criteria on which the performance goal is based, and (iii) the maximum amount of compensation that can be paid to an individual under the performance goal. Each of these aspects of the Omnibus Incentive Plan is described below, and stockholder approval of this Proposal 5 is intended to constitute re-approval of each of these aspects of the Omnibus Incentive Plan for purposes of the stockholder approval requirements of Section 162(m).

Summary of the Plan

The principal features of the Omnibus Incentive Plan, as amended and restated, are summarized below. This summary is qualified by reference to the complete text of the Omnibus Incentive Plan set forth in Exhibit B to this Proxy Statement.

Plan Shares. Shares granted under stock options or stock appreciation rights ("SARs") will be counted against the share limit on a one-for-one basis. Full value awards are considered to be awards other than stock options, SARs, and awards where the participant has directly or indirectly paid the intrinsic value of the award. Any full value awards will be counted against the share limit as three shares for every one share subject to that award. Shares that are granted in substitution for awards under a plan of an acquired company will not be charged against the Omnibus Incentive Plan's share limit.

Because shares are not charged against the limit until delivery (or later vesting), the number of shares under outstanding awards may exceed the limit. However, shares delivered (or later becoming vested) may not exceed the limit. Shares will not be added back to the share limit if (i) they were not issued or delivered under a stock option or SAR because of a net settlement of the award, (ii) they were delivered to or withheld by us to pay the exercise price or withholding taxes on an award, or (iii) they were repurchased by us on the open market with proceeds from the payment of the exercise price of an option. The Compensation Committee may adopt procedures to ensure appropriate share counting, avoid double counting, and make adjustments if the number of shares actually delivered differs from the number of shares previously counted in connection with an award.

Specific limits apply to certain types of awards or the per-person value of an award. The total number of shares for which incentive stock options ("ISOs") may be granted may not exceed 15,000,000 shares. For awards intended to qualify as performance-based compensation, under Section 162(m), share awards up to a limit of 1,000,000 shares, and cash awards up to a limit of $10,000,000, may be made to any one person for any calendar year. Beginning with the November 1, 2017 grant, Non-Employee Directors receive $200,000 in value of fully-vested shares annually, or such larger or smaller dollar amount of shares as may be approved by the Compensation Committee from time to time as part of its periodic evaluation of non-employee director compensation. As described above, should the amended and restated Omnibus Incentive Plan be approved by stockholders, Non-Employee Directors will be subject to a $750,000 aggregate limit on the cash and equity compensation awarded to any Non-Employee Director in a single fiscal year. The overall share limit, other Omnibus Incentive Plan limits, and the number any type of shares underlying any award and the exercise price of outstanding awards will be adjusted, where necessary, to reflect a corporate transaction or change in capitalization, or to prevent dilution or enlargement of participants' rights in accordance with the terms of the Omnibus Incentive Plan.

Administration. The Omnibus Incentive Plan is administered by the Compensation Committee. The Compensation Committee has full discretionary authority, subject to the Omnibus Incentive Plan terms, to select grantees and to set and modify terms and conditions of awards, and may delegate responsibility. The Compensation Committee's decisions are final and binding on all persons. Notwithstanding the foregoing, to the extent required by our by-laws, the Board will perform the functions of the Compensation Committee for purposes of granting awards under the Omnibus Incentive Plan to Non-Employee Directors, and will have all of the powers of the Compensation Committee with respect thereto. We indemnify the Board, the Compensation Committee, and their members and delegates (including any of our employees) to the extent legally permitted.

Eligibility. All employees of the Company and our affiliates, as well as Non-Employee Directors, are eligible for awards under the Omnibus Incentive Plan, as selected for participation by the Compensation Committee or, in the case of Non-Employee Directors, the Board. As of August

31, 2017, we had approximately 235,000 full-time equivalent employees, 110,000 part-time employees, and nine Non-Employee Directors.

Terms of Awards in General. Subject to the terms of the Omnibus Incentive Plan, the selection of persons to receive awards; the size and type of awards; the times at which each award will be granted, exercisable or settled; the purchase price, exercise price, or base price of an award; whether vesting will be based on performance or continued service; the manner of settlement of any award; the treatment of the award on termination of employment under various circumstances; whether vesting or settlement will be accelerated and under what conditions; and certain other terms and conditions are all set by the Compensation Committee in its discretion.

Under the terms of the Omnibus Incentive Plan, no award granted under the plan on or after January 17, 2018 will become exercisable or vested prior to the one-year anniversary of the date of grant; provided, however, that such restriction will not apply to awards granted under the plan with respect to the number of shares which, in the aggregate, does not exceed five percent (5%) of the total number of shares available for awards under the Omnibus Incentive Plan as of January 17, 2018. This minimum vesting provision will not restrict the Compensation Committee's ability to provide for accelerated or continued vesting upon a termination of employment or change in control.

Stock Options and SARs. The Compensation Committee may grant both ISOs and non-qualified stock options. ISOs may only be granted to employees. The Compensation Committee may also grant SARs, which entitle the grantee to receive the excess of the fair market value of a share on the date of exercise over the SAR's designated base price. The maximum term of each option or SAR is ten years.

The exercise price of a stock option and the base price of a SAR are determined by the Compensation Committee, but the per share exercise price of a stock option may not be less than the fair market value of a share on the grant date. Fair market value is based on the trading price. The Compensation Committee may use, in its discretion, (1) the last sale before or the first sale after the date the award is granted, (2) the closing sale price on such date or the last preceding date on which a sale was reported, (3) the mean of high and low prices on such date or the last preceding date on which sales were reported, or (4) the average price over a 30-day period based on the methods set forth in the Omnibus Incentive Plan. The Compensation Committee may use different methods of determining fair market value for different purposes. No option or SAR may be repriced without stockholder approval (except in connection with a change in our capitalization, including a stock split). Repricing includes lowering the grant price of outstanding stock options and SARs, and cancelling outstanding stock options and SARs in exchange for cash, other awards, or replacement options and SARs with grant prices that are less than the grant prices of the cancelled stock options or SARs.

Restricted Stock and RSUs. The Compensation Committee may grant restricted stock and RSUs. Generally, the grantee of restricted stock (but not RSUs) will have all of the rights of a stockholder, including the right to vote before the restrictions lapse. Except to the extent restricted under the terms of the Omnibus Incentive Plan and any award agreement relating to restricted stock or RSUs, a grantee will receive dividends or dividend equivalents with respect to the shares subject to the award.

Dividends and Dividend Equivalents. The Compensation Committee may grant dividend equivalents either on a stand-alone basis or in conjunction with another award, except that they may not be granted with respect to stock options or SARs. Dividend equivalents on performance-based awards will be forfeited if the underlying awards are forfeited or if the performance criteria are not satisfied.

Performance Shares and Performance Units. The Compensation Committee may grant performance shares (which are denominated in shares) and performance units (which are denominated in dollars and settled in cash, shares or a combination thereof), which will be subject to the achievement of performance goals over the performance period, and which will be subject to such other terms and conditions as the Compensation Committee may set.

Bonus Stock and Other Awards. Under the terms of the Omnibus Incentive Plan, the Compensation Committee is authorized, subject to limitations under applicable law, to grant other awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, shares or factors that may influence the value of shares, including, without limitation, convertible or exchangeable debt securities, other rights convertible or exchangeable into shares, purchase rights for shares, awards with value and payment contingent upon the performance of

the Company or business units thereof or any other factors designated by the Compensation Committee, and awards valued by reference to the book value of shares or the value of securities of or the performance of specified subsidiaries, affiliates, or other business units. The Compensation Committee is authorized to grant shares as a bonus, or to grant shares of stock or other awards in lieu of obligations of the Company or an affiliate thereof to pay cash or deliver other property under the Omnibus Incentive Plan or under other plans or compensatory arrangements, subject to such terms as shall be determined by the Compensation Committee.

Non-Employee Director Annual Equity Grants. The Omnibus Incentive Plan provides for the annual grant (on a date determined by the Board) of fully vested shares to Non-Employee Directors. The number of shares is determined by dividing a dollar amount by the fair market value of a share on the date of grant. The dollar amount was $190,000 in 2017. As allowed under the Omnibus Incentive Plan, the Compensation Committee adjusted the dollar amount to $200,000 for awards commencing with the November 1, 2017 grant. The amount may be further increased or decreased by the Compensation Committee. Awards are pro-rated for less than a full year's service on the Board. Directors may elect to defer payment of the award or of cash director fees to an interest-bearing account or a deferred stock account. The Board may set a different equity award policy for Non-Employee Directors. As described above, should the amended and restated Omnibus Incentive Plan be approved by stockholders, Non-Employee Directors will also be subject to a $750,000 aggregate limit on the cash and equity compensation awarded to any Non-Employee Director in a single fiscal year.

Performance-Based Awards. Any award may be granted as a performance award, which requires satisfaction of pre-established performance goals, consisting of one or more business criteria and achievement of a targeted performance level for those criteria, as determined by the Compensation Committee. Performance may be measured over a period of any length specified by the Compensation Committee. The performance award may also have threshold and maximum levels of performance. The targeted level or levels of performance with respect to such business criteria may be established at such levels and in such terms as the Compensation Committee may determine, in its discretion, including in absolute terms, as a goal relative to performance in prior periods, or as a goal compared to the performance of one or more comparable companies or an index covering multiple companies. After the end of the performance period, the Compensation Committee determines the level of achievement of performance goals, and the amount actually payable under the award, and has the discretion to reduce or increase the amount payable to any grantee, except that discretionary increases may not be applied to awards intended to qualify as performance-based compensation under Section 162(m). The Compensation Committee will specify the circumstances in which such performance awards will be paid or forfeited in the event of termination of service by the grantee or other event (including a change in control) prior to the end of a performance period or otherwise prior to settlement of such performance awards. Settlement of performance awards will be in cash, shares, other awards, or other property as provided in the award agreement and in the discretion of the Compensation Committee.

In the case of awards intended to satisfy the requirements of Section 162(m) for deduction of performance-based compensation, in addition to meeting other regulatory requirements, the Compensation Committee will select the business criteria used in establishing performance goals from among the following:

(1) sales, on a corporate, divisional, or unit basis, including (i) net sales, (ii) unit sales volume, (iii) aggregate product price, (iv) same store sales, or (v) comparable store sales; (2) share price, including (i) market price per share, and (ii) share price appreciation; (3) earnings, on a corporate, divisional, or unit basis, including (i) earnings per share, reflecting dilution of shares; (ii) gross or pre-tax profits; (iii) post-tax profits; (iv) operating profit; (v) earnings net of or including dividends; (vi) earnings net of or including the after-tax cost of capital; (vii) earnings before (or after) interest and taxes (EBIT); (viii) earnings per share from continuing operations, diluted or basic; (ix) earnings before (or after) interest, taxes, depreciation, and amortization (EBITDA); (x) pre-tax operating earnings after interest and before incentives, service fees, and extraordinary or special items; (xi) operating earnings; (xii) growth in earnings or growth in earnings per share; and (xiii) total earnings; (4) return on equity, on a corporate, divisional, or unit basis, including (i) return on equity, (ii) return on invested capital, (iii) return or net return on assets, (iv) return on net assets, (v) return on gross sales, (vi) return on investment, (vii) return on capital, (viii) return on invested capital, (ix) return on committed

capital, (x) financial return ratios, (xi) value of assets, and (xii) change in assets; (5) cash flow(s) on a corporate, divisional, or unit basis, including (i) operating cash flow, (ii) net cash flow, (iii) free cash flow, and (iv) cash flow on investment; (6) revenue, on a corporate, divisional, or unit basis, including (i) gross or net revenue and (ii) changes in annual revenues; (7) margins, on a corporate, divisional, or unit basis, including (i) adjusted pre-tax margin and (ii) operating margins; (8) income, on a corporate, divisional, or unit basis, including (i) net income and (ii) consolidated net income; (9) economic value added; (10) costs, on a corporate, divisional, or unit basis, including (i) operating or administrative expenses; (ii) operating expenses as a percentage of revenue; (iii) expense or cost levels; (iv) reduction of losses, loss ratios, or expense ratios; (v) reduction in fixed costs; (vi) expense reduction levels; (vii) operating cost management; and (viii) cost of capital; (11) financial ratings, on a corporate, divisional, or unit basis, including (i) credit rating, (ii) capital expenditures, (iii) debt, (iv) debt reduction, (v) working capital, (vi) average invested capital, and (vii) attainment of balance sheet or income statement objectives; (12) market or category share, on a corporate, divisional, or unit basis, including (i) market share, (ii) volume, (iii) unit sales volume, and (iv) market share or market penetration with respect to specific designated products or product groups and/or specific geographic areas; (13) stockholder return, including (i) total stockholder return, stockholder return based on growth measures or the attainment of a specified share price for a specified period of time; and (ii) dividends; and (14) objective nonfinancial performance criteria on a corporate, divisional, or unit basis, including (i) attainment of strategic and business goals; (ii) regulatory compliance; (iii) productivity and productivity improvements; (iv) inventory turnover, average inventory turnover or inventory controls; (v) net asset turnover; (vi) customer satisfaction based on specified objective goals or company-sponsored customer surveys; (vii) employee satisfaction based on specified objective goals or company-sponsored employee surveys; (viii) objective employee diversity goals; (ix) employee turnover; (x) specified objective environmental goals; (xi) specified objective social goals; (xii) specified objective goals in corporate ethics and integrity; (xiii) specified objective safety goals; (xiv) specified objective business integration goals; (xv) specified objective business expansion goals or goals relating to acquisitions or divestitures; and (xvi) succession plan development and implementation.

The Compensation Committee may provide that any evaluation of performance shall include or exclude any of the following: (1) asset write-downs; (2) litigation or claim judgments or settlements; (3) the effect of changes in tax laws, accounting principles, regulations, or other laws or regulations affecting reported results; (4) any reorganization and restructuring programs; (5) acquisitions or divestitures; (6) unusual nonrecurring, infrequently occurring or extraordinary items identified in our audited financial statements, including footnotes; (7) annual incentive payments or other bonuses; or (8) capital charges.

Change in Control. Unless otherwise provided in an award agreement, upon a change in control of the Company as defined in the Omnibus Incentive Plan, the Compensation Committee may, with respect to any award or agreement that is not subject to Section 409A of the Code ("Section 409A"), without the consent of the grantee, provide for the assumption or substitution of, or adjustment to, any outstanding award, the acceleration of the vesting of the award and termination of any restrictions or performance conditions on the award, or the cancellation of the award or agreement for payment to the grantee in cash or other property. The Compensation Committee may provide for such changes to occur upon the change in control or upon termination of employment (other than for cause) within a fixed time after the change in control.

Unless the Compensation Committee provides otherwise at the time of grant, awards that are deferred compensation subject to Section 409A will become vested, any applicable restrictions or performance conditions will lapse, and the award will be settled as soon as practicable if the grantee has a termination of employment initiated by the Company or our affiliate other than for cause within one year after the change in control.

Repayment Obligation. Awards are subject to our policy on recoveries of overpaid compensation and such other terms and conditions as the Compensation Committee may impose.

Amendment and Termination. Subject to the terms of the Omnibus Incentive Plan, the Company, acting through the Board or the Compensation Committee, may amend, modify, or terminate the Omnibus Incentive Plan without stockholder approval, unless such approval is required to enable the Omnibus Incentive Plan to satisfy any applicable federal or state statutory or regulatory requirements. However, except as otherwise provided in the Omnibus Incentive Plan, no such Board or Compensation Committee action may materially and adversely affect an outstanding award (or existing account) without the consent of the grantee.

Unless earlier terminated by the Board, the Omnibus Incentive Plan will terminate at such time that no shares reserved under the Omnibus Incentive Plan remain available and we have no further obligation with respect to any outstanding award, except no ISOs may be granted more than 10 years after Board approval of the Omnibus Incentive Plan, or such later date as determined pursuant to a subsequent amendment of the Omnibus Incentive Plan requiring stockholder approval of such plan.

The Compensation Committee will adjust the shares underlying awards and the share limits, exercise price, grant price, or purchase price of shares where appropriate to reflect any extraordinary dividend or distribution, or a recapitalization, merger, or other corporate transaction or event affecting the shares, or to prevent dilution or enlargement of the rights of a grantee.

Federal Income Tax Implications of the Omnibus Incentive Plan

The following discussion of federal income tax consequences of the Omnibus Incentive Plan is intended to be a summary of applicable federal law as currently in effect. It should not be taken as tax advice by participants, who are urged to consult their individual tax advisors.

Options and SARs will generally have the following tax consequences: The grant of an option or SAR will create no federal income tax consequences for the grantee or the Company. A grantee will not have taxable income upon exercising an option that is an ISO, except for purposes of

the alternative minimum tax. Upon exercising an option that is not an ISO, the grantee generally must recognize ordinary income equal to the difference between the exercise price and the fair market value of the freely transferable and non-forfeitable shares acquired on the date of exercise, and the Company will be entitled to a corresponding deduction. Upon exercising a SAR, the grantee must generally recognize ordinary income equal to the cash or the fair market value of the shares received, and the Company will be entitled to a corresponding deduction.

Upon disposition of shares acquired from the exercise of an ISO before the end of the applicable ISO holding period, the grantee must generally recognize ordinary income equal to the lesser of (i) the fair market value of the ISO shares at the date of exercise minus the exercise price or (ii) the amount realized upon the disposition of the ISO shares minus the exercise price. Otherwise, a grantee's sale of shares acquired by exercise of an option or SAR generally will result in a short-term or a long-term (depending on the holding period since exercise) capital gain or loss measured by the difference between the sale price and the grantee's tax basis in such shares. The tax basis normally is the exercise price plus any other amount recognized as ordinary income in connection with the option or SAR exercise. We will not be entitled to any tax deduction with respect to an ISO if the grantee holds the shares for the applicable ISO holding period before selling the shares.

A grantee will not recognize taxable income at the time restricted stock is granted, and the Company will not be entitled to a tax deduction at that time, unless the grantee makes an election to be taxed at that time. If such election is made, the grantee will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) at the time of the grant in an amount equal to the excess of the fair market value for the shares at such time over the amount, if any, paid for those shares. If such election is not made, the grantee will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) at the time the restrictions constituting a substantial risk of forfeiture lapse in an amount equal to the excess of the fair market value of the shares at such time over the amount, if any, paid for those shares. The amount of ordinary income recognized by making the above-described election or upon the lapse of restrictions constituting a substantial risk of forfeiture is deductible by the Company as compensation expense, except to the extent the deduction limits of Section 162(m) apply.

A grantee will not recognize taxable income at the time an RSU is granted and the Company will not be entitled to a tax deduction at that time. Upon settlement of RSUs, the grantee will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) in an amount equal to the fair market value of any shares delivered and the amount of any cash paid by the Company, and the Company will be entitled to a corresponding deduction, except to the extent the deduction limits of Section 162(m) apply.

As noted above, Section 162(m) prevents a publicly-held corporation from deducting, for federal income tax purposes, compensation in excess of $1 million per year paid to any of its chief executive officer or three other most highly compensated executive officers (other than the chief financial officer) ("covered employees"). However, if certain conditions are met, compensation that qualifies as "performance-based" is excluded for purposes of calculating the amount of compensation subject to the $1 million deduction limitation. Awards under the Omnibus Incentive Plan may or may not be designed to satisfy those requirements. Stock options and SARs granted with an exercise price or base price at least equal to 100% of fair market value of the underlying shares at the date of grant are intended to qualify as performance-based. Certain other awards that are conditioned upon achievement of performance goals may also be intended to qualify as performance-based. Awards that have no vesting conditions or vest only on the basis of service are not expected to qualify as performance-based. Compensation paid to "covered employees" in connection with awards that do not qualify as performance-based under Section 162(m), to the extent it and other compensation subject to Section 162(m) exceeds $1 million in a given year, would not be deductible by the Company.

Section 280G of the Code denies a deduction for "excess parachute payments," and Section 4999 of the Code imposes a 20% excise tax on the recipient of excess parachute payments. Under the Omnibus Incentive Plan, awards to which Section 280G of the Code might apply are reduced to the amount that maximizes the after-tax present value of the award.

The foregoing is only a summary of the U.S. federal income taxation of grantees and the Company as to the grant and exercise or settlement of certain awards under the Omnibus Incentive Plan. This discussion is not intended to be exhaustive, and does not provide tax guidance to participants in the Omnibus Incentive Plan, as the consequences may vary with the types of awards made, the identity of the recipients, and the method of payment or settlement. The summary does not address the effects of other federal taxes (including employment taxes or excise taxes, or taxability under Section 409A) or taxes imposed under state, local, or non-U.S. tax laws. The summary is not intended or written to be used, and cannot be used, for the purposes of avoiding tax penalties.

Plan Benefits

Future benefits under the Omnibus Incentive Plan are not currently determinable. However, current benefits granted to executive officers, all other employees, and Non-Employee Directors would not have been increased if they had been made following stockholder approval of the amended and restated Omnibus Incentive Plan as contemplated by this Proposal 5.

The "2017 Summary Compensation Table" and "2017 Grants of Plan-Based Awards" table set forth in "Executive Compensation—Executive Compensation Tables and Supporting Information" above show the awards under the Omnibus Incentive Plan that were made to the NEOs in 2017. Stock option awards for a total of 1,045,913 shares and a total of 86,238 RSUs and 835,837 performance shares were awarded to current executive officers as a group in 2017 (consisting of nine individuals). Stock option awards for a total of 3,122,156 shares and a total of

635,030 performance shares and no RSUs were awarded to employees other than executive officers during 2017. During 2017, Non-Employee Directors received the equity grants described in "Director Compensation" above. Since the Omnibus Incentive Plan was adopted through August 31, 2017, the number of stock option awards granted to the following persons and groups were: Mr. Pessina: 674,071, Mr. Fairweather: 225,310, Ms. Barra: 225,310, Mr. Gourlay: 225,310, Mr. Skinner: 0, all current executive officers as a group: 1,833,468, and all other employees as a group: 16,668,833. No stock option awards have been granted under the Omnibus Incentive Plan to any current directors or nominees who are not executive officers or to any associates of any such directors, nominees, or executive officers. No person has been granted stock options to receive five percent or more of the shares issuable under the Omnibus Incentive Plan.

Dilution and Equity Usage

We attempt to manage the levels of equity dilution and annual share usage when granting equity-based compensation under the Omnibus Incentive Plan. For each of 2017 and 2018, the Board has also authorized an annual anti-dilutive share repurchase program intended to offset the forecasted equity dilution in such year.

The following table illustrates the historic overhang and grant rate (also known as "burn rate") of our equity compensation program over the past three fiscal years:

	2015	2016	2017
Overhang ❶	6.31%	5.66%	5.43%
Grant Rate ❷	0.84%	0.52%	0.67%

❶ "Overhang" represents (a) (i) the number of shares subject to outstanding awards plus (ii) shares available for grant under the Omnibus Incentive Plan, divided by (b) (i) the total number of shares of our common stock outstanding plus (ii) the number of shares in clause (a). All numbers in this calculation are as of the end of the applicable fiscal year.

❷ "Grant rate" represents (a) all awards granted in a fiscal year divided by (b) the total number of shares of our common stock outstanding at the end of the applicable fiscal year.

As described further above, the Omnibus Incentive Plan includes a fungible share pool whereby full value awards reduce shares available under the Omnibus Incentive Plan by three shares as compared to stock options which reduce shares available under the Omnibus Incentive Plan on a one-for-one basis. As such, a basic overhang calculation may be artificially high because it assumes all shares in the fungible share pool are awarded as stock options. We anticipate that our overhang, as calculated in accordance with note 1 to the table, will continue to be approximately 6% and our annual grant rate will continue to be within what we believe to be market norms. These estimates of future overhang and grant rate are based on various assumptions, including regarding the continuation of current grant levels and exercise patterns and are subject to modification.

Equity Compensation Plan Information

The following table summarizes information about our common stock that may be issued upon the exercise of options, warrants, and rights under our equity compensation plans as of August 31, 2017.

Name	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights ❶ ($)(b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans Excluding Securities Reflected in Column (a) (c)
Equity compensation plans approved by security holders ❷	17,648,929	$54.06	51,320,086
Equity compensation plans not approved by security holders ❸	2,109,222	$27.36	—
Total	19,758,151 ❹	$51.21	51,320,086

❶ Weighted average exercise price of outstanding options only. RSUs and performance shares do not have an exercise price and, accordingly, are not included in this calculation.

❷ We have two active equity incentive plans, both of which have been approved by our stockholders: the Omnibus Incentive Plan and the Walgreens Boots Alliance, Inc. Employee Stock Purchase Plan (f/k/a the 1982 Employees Stock Purchase Plan) (the "ESPP"). As of August 31, 2017, we also had outstanding equity awards that may be settled for shares of our common stock under two other plans approved by our stockholders: the Walgreen Co. Executive Stock Option Plan (as assumed by Walgreens Boots Alliance, Inc.) (the "Former Option Plan") and the Walgreen Co. Long-Term Performance Incentive Plan (as assumed by Walgreens Boots Alliance, Inc.) (the "Former Incentive Plan").

The Omnibus Incentive Plan provides for incentive compensation to Non-Employee Directors and our officers and employees, and permits various stock-based awards. These include, but are not limited to, stock options, restricted stock, RSUs, performance shares, performance units and SARs. Pursuant to the Omnibus Incentive Plan, the number of authorized shares under the plan is reduced at two different rates depending on the type of award. Each share of common stock issuable upon the exercise of stock options or SARs reduces the number of shares available for future delivery under the Omnibus Incentive Plan by one share, while each share of common stock issued pursuant to "full value awards" reduces the number of shares available for future delivery by three shares. "Full value awards" are awards, other than stock options, SARs and awards where the participant has directly or indirectly paid the intrinsic value of the award, that are settled by the issuance of shares of common stock, including RSUs and performance shares. Awards that do not entitle the holder to receive or purchase shares, awards that are settled in cash, and awards that are granted in substitution for awards under a plan of an acquired entity are not counted against the aggregate number of shares available for issuance under the Omnibus Incentive Plan. As of August 31, 2017, 39,039,951 shares were available for future issuance under this plan.

The ESPP is a tax-qualified Code Section 423 stock purchase plan under which eligible employees are permitted to purchase shares of our common stock at a 10% discount. As of August 31, 2017, 12,280,135 shares were available for future issuance under this plan.

Former Plans: The Omnibus Incentive Plan consolidated into a single plan several previously existing equity compensation plans: the Former Option Plan, the Former Incentive Plan, the Walgreen Co. Broad Based Employee Stock Option Plan and the Walgreen Co. Nonemployee Director Stock Plan (collectively, the "Former Plans"). Following shareholder approval on January 9, 2013, the effective date of the Omnibus Incentive Plan, no further grants may be made under the Former Plans and shares that were available for issuance under the Former Plans and not subject to outstanding awards became available for issuance (in addition to newly authorized shares) under the Omnibus Incentive Plan. Pursuant to the Omnibus Incentive Plan, shares that are subject to outstanding awards under the Omnibus Incentive Plan, the Former Plans and the former Share Walgreens Walgreen Co. Stock Purchase/Option Plan (the "Former Share Walgreens Plan") that subsequently are cancelled, forfeited, lapsed, or are otherwise terminated or settled without a distribution of shares become available for awards under the Omnibus Incentive Plan. The Former Option Plan was an incentive compensation plan that permitted the grant of ISOs and nonqualified stock options to eligible employees. The Former Incentive Plan was an incentive compensation plan that permitted the grant of restricted stock, RSUs, performance units and performance shares. For additional information about our equity compensation plans, see Note 13 to the Consolidated Financial Statements included in the 2017 Annual Report.

❸ We have equity awards that may be settled for shares of our common stock outstanding under the former Share Walgreens Plan and under certain equity compensation plans and awards we assumed in connection with our acquisition of drugstore.com, inc. in June 2011 that were not approved by our stockholders. The Former Share Walgreens Plan expired on September 30, 2012. As a result, no further awards may be granted under that plan.

The Former Share Walgreens Plan was a stock purchase and stock option incentive compensation plan that allowed eligible non-executive employees to buy stock (up to a specified percentage of base annual salary) during specific periods. For each share of common stock an employee purchased through the plan, the employee received from one to three options to purchase additional shares at a fixed price. The determination of the number of options was a function of the degree to which we attained pre-established performance goals. For options granted prior to October 1, 2005, the option price equaled the lesser of: (a) the average of the fair market value of a share of common stock on each of the first five trading days during the applicable period, or (b) the average of the fair market value of a share of common stock on each of the last five trading days during such period, with a floor price of not less than 15% of the fair market value of the stock on the last trading day of the applicable period. For options granted on or after October 1, 2005, the option price is the closing price of a share of common stock on the grant date. There is a two-year holding period on purchased shares, and, for grants made on or after October 31, 2008, options may be exercised after a three-year period. Unexercised options expire 10 years after the date of the grant, subject to earlier termination if the optionee's employment ends. The outstanding options under this plan as of August 31, 2017 are reflected in the above table.

The above table does not include equity awards that we have assumed in connection with the acquisition of other companies. As of August 31, 2017, an additional 3,958 shares of our common stock were subject to outstanding stock options assumed in connection with acquisitions of other companies, including options to acquire an aggregate of 2,280 shares with a weighted-average exercise price of $16.80 per share, and SARs with respect to an aggregate of 1,678 shares with a weighted-average exercise price of $26.35 per share. No additional awards may be granted under these plans.

❹ Comprised of options to acquire 17,620,797 shares, 668,878 shares subject to outstanding RSU awards and 1,468,476 shares subject to outstanding performance share awards. The number of performance shares indicated reflects the target amount awarded for awards outstanding as of August 31, 2017; the actual number of shares issued will range between 0% and 150% of the target amount for awards granted in 2015, 2016 and 2017 based upon our performance relative to the applicable goals as determined by the Compensation Committee following the end of the applicable performance period.

Proposals 6-7: Stockholder Proposals

What am I voting on?

The following two proposals were submitted by stockholders.

What is the Board's voting recommendation?

The Board recommends a vote "**AGAINST**" each of the following stockholder proposals. Proxies solicited by the Board will be so voted unless stockholders specify a contrary choice in their voting instructions.

What is the required vote?

Approval of each of the following stockholder proposals requires the affirmative vote of a majority of the shares represented in person or by proxy at the Annual Meeting and entitled to vote on such proposal. If you elect to abstain from voting on any of the following stockholder proposals, the abstention will have the same effect as an "AGAINST" vote on such proposal.

The following two proposals were submitted by stockholders. If the stockholder proponent, or a representative who is qualified under state law, is present and submits such proposal for a vote, then the proposal will be voted on at the Annual Meeting.

In accordance with federal securities regulations, we have included each stockholder proposal plus any supporting statement as submitted by the proponent. We accept no responsibility for the accuracy of any stockholder proposal or any supporting statement.

Proposal 6 — Stockholder Proposal Regarding the Ownership Threshold for Calling Special Meetings of Stockholders

We have been advised that John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, CA 90278, who has indicated he is a beneficial owner of at least $2,000 in market value of our common stock, intends to submit the following proposal at the Annual Meeting.

Proposal 6 – Special Shareowner Meetings

Resolved: Shareowners ask our board to take the steps necessary (unilaterally if possible) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 10% of our outstanding common stock the power to call a special shareowner meeting. This proposal does not impact our board's current power to call a special meeting.

Dozens of Fortune 500 companies allow 10% of shares to call a special meeting compared to 20% at our company. Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This is important because there could be 15-months or more between annual meetings.

If our management adopts this proposal it will be one sign that management values our shareholder input.

Our clearly improvable corporate governance (as reported in 2017) is an added incentive to vote for this proposal:

William Foote, our lead director, has more than 20 years tenure (which detracts from his independence) and had negative experience on a board that went bankrupt.

Mr. Foote was also entrusted to be chairman of our nomination committee and was on our executive pay committee—a committee which should have highly independent members.

Perhaps Mr. Foote will again receive our highest negative director vote—not good for a lead director.

Three directors were not independent.

Returning to the core topic of this proposal from the context of our clearly improvable corporate performance,

Please vote to enhance shareholder value:
Special Shareowner Meetings – Proposal 6

The Board's Statement in Opposition to Proposal 6

The Board has carefully considered the proposal and recommends that stockholders vote AGAINST the proposal for the following reasons:

- The Company currently provides stockholders with the rights to call a special meeting and act by written consent, the terms of which reflect current market practice.

- The current ownership threshold of 20% to call a special meeting helps to avoid using corporate resources on items that may not garner significant support.

- The Company has corporate governance practices in place, including proxy access and cumulative voting, which provide avenues for smaller stockholders to voice opinions without the expense and risk associated with a lower special meeting threshold.

- The Company conducts robust stockholder engagement to allow opportunities for stockholders to provide feedback to management and the Board on an ongoing basis.

The Company permits stockholders holding in the aggregate 20% or more of its outstanding shares of common stock to call special meetings, with procedural safeguards designed to protect the best interests of the Company and all of its stockholders. The Board believes that the Company's current threshold strikes the appropriate balance between providing stockholders with a meaningful right to call a special meeting when an urgent, extraordinary event arises, on the one hand, while seeking to ensure that a small minority of stockholders – who may have narrow, short-term interests – do not disadvantage other stockholders by causing the Company to incur the unnecessary expense or disruption of a special meeting to pursue matters that are not widely viewed as requiring immediate attention, on the other hand.

The Company's corporate governance policies and practices provide stockholders with numerous avenues to voice their opinions and help ensure Board accountability and responsiveness to stockholders. In addition to stockholders' existing rights to call a special meeting, to act by written consent, to nominate a director via proxy access and to exercise cumulative voting rights, the Company has no supermajority voting provisions in its charter or by-laws and a majority vote standard is applicable in its uncontested director elections. Furthermore, the Company has demonstrated an ongoing commitment to Board refreshment and to having highly qualified, independent voices on the Board. Of the Board's nine independent directors, five have joined the Board since January 1, 2012.

The Company's strong corporate governance practices include a robust stockholder engagement program. Company leaders meet regularly with stockholders to discuss strategy, operational performance, and business practices. The Company and certain of its independent directors also meet with stockholders throughout the year to share perspectives on corporate governance, executive compensation, and related matters. For additional information about the Company's stockholder engagement program and actions it has taken in response to these discussions, please see "Governance—Additional Topics of Interest—Stockholder Engagement" above.

The Board believes that the Company's strong corporate governance practices, coupled with the Company's commitment to ongoing dialogue with its stockholders, helps ensure the Board's accountability without the

potential expense and risk associated with a lower special meeting threshold.

The Board recommends that stockholders vote AGAINST Proposal 6. Proxies solicited by the Board will be so voted unless stockholders specify a contrary choice in their voting instructions.

Proposal 7—Stockholder Proposal Requesting Proxy Access By-Law Amendment

We have been advised that Kenneth Steiner, 14 Stoner Avenue, 2M, Great Neck, NY 11021, who has indicated he is a beneficial owner of at least $2,000 in market value of our common stock, intends to submit the following proposal at the Annual Meeting.

. . . .

Proposal 7–Shareholder Proxy Access Enhancement

RESOLVED: Stockholders ask the board of directors to amend its proxy access bylaw provisions and any associated documents, to include the following change for the purpose of decreasing the average amount of Company common stock the average member of a nominating group would be required to hold for 3-years to satisfy the aggregate ownership requirements to form a nominating group:

No limitation shall be placed on the number of stockholders that can aggregate their shares to achieve the 3% of common stock required to nominate directors under our Company's proxy access provisions.

Proxy access for shareholders enables shareholders to put competing director candidates on the company ballot to see if they can get more votes than some of management's director candidates. A competitive election is good for everyone. This proposal can help ensue [sic] that our management will nominate directors

with outstanding qualifications in order to avoid giving shareholders a reason to exercise their right to use proxy access.

Even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the current 3% criteria for a continuous 3-years at most companies according to the Council of Institutional Investors. This proposal addresses the situation that our company now has with proxy access potentially for only the largest shareholders who are the least unlikely shareholders to make use of it.

Since no group of shareholders at any U.S. company has yet to make use of proxy access, it is important to make sure that the current limitation of 20 shareholders is not a deterrent to shareholders using proxy access.

Please vote to enhance shareholder value:
Shareholder Proxy Access Enhancement–Proposal 7

The Board's Statement in Opposition to Proposal 7

The Board has carefully considered the proposal and recommends that stockholders vote AGAINST the proposal for the following reasons:

The Company's proxy access by-law, which was the product of extensive discussions with stockholders, strikes the appropriate balance between providing stockholder nomination rights and protecting the interests of all stockholders.

Walgreens Boots Alliance

The Company adopted a proxy access by-law that the Board believes strikes the appropriate balance between providing stockholders with meaningful proxy access rights, on the one hand, and protecting the interests of all stockholders by mitigating the potential for misuse, on the other hand.

Specifically, the Company's existing by-law permits a stockholder, or group of up to 20 stockholders, owning at least 3% of the Company's outstanding shares of common stock continuously for at least three years, to nominate and include in the Company's annual meeting proxy materials director nominees constituting up to 20% of the Board, subject to complying with the Company's by-laws. The Board believes that this proxy access by-law provides stockholders with an appropriate opportunity to nominate directors and reflects current market practice.

The Company's decision to adopt a proxy access by-law in calendar year 2015 was, in part, the product of numerous discussions with its stockholders as well as with corporate governance experts. The Company received feedback on whether to adopt proxy access and, if so, on what terms, given the Company's then-current mix of stockholder rights and corporate governance practices. After considering the range of feedback received, the Board adopted a proxy access framework it believed was most suitable for the Company and its stockholders, and which it believes provides an effective proxy access framework. Since then, the Company has heard from a number of its largest stockholders expressing their support for the Company's decision to adopt this proxy access framework.

The requested change is unnecessary and could result in excessive administrative burden and expense for the Company.

The Company's proxy access by-law permits groups of up to 20 stockholders to aggregate their shares to reach the required 3% ownership threshold (with a group of investment funds under common management and investment control counting as a single stockholder). The Board believes that a reasonable limitation should be established to control the administrative burden and costs for the Company, given the broad solicitation that would be required and the practical difficulties of coordinating a larger number of stockholders. This is especially concerning in

the case of this proposal, which would purport to eliminate any limitation altogether. Furthermore, according to data provided on the Council of Institutional Investors' website, of the 436 companies that had adopted a proxy access by-law as of July 18, 2017, approximately 89% had adopted a 20-stockholder aggregation limit, which was widely endorsed among institutional stockholders.

The Company has strong corporate governance practices, in addition to proxy access, which help ensure that the Board is held accountable and provide stockholders with access to the Board.

Among other strong corporate governance practices:

- All directors are elected annually by a majority vote standard in uncontested elections.

- The Board has a strong Lead Independent Director with robust responsibilities.

- The Board is highly independent and benefits from an ongoing commitment to refreshment.

- Stockholders have the right to call a special meeting.

- Stockholders have the right to act by written consent.

- Stockholders have the right to cumulative voting.

- The Company has a robust, ongoing stockholder engagement program.

Given the Company's commitment to strong governance practices, which includes the adoption of a proxy access by-law that is broadly consistent with current market practice, and the potential administrative burden and costs that the Company could incur should it adopt the proponent's suggested modification, the Board does not believe that changing the Company's proxy access framework is necessary or advisable at this time.

The Company intends to continue monitoring developments on this topic as part of its consideration of broader governance issues, and it remains committed to fostering an open and honest dialogue with its stockholders regarding its corporate governance policies and practices.

The Board recommends that stockholders vote AGAINST Proposal 7. Proxies solicited by the Board will be so voted unless stockholders specify a contrary choice in their voting instructions.

 

Questions and Answers About the Proxy Materials and the Annual Meeting

Q: Why am I receiving these materials?

A: The Board is providing these proxy materials to you in connection with its solicitation of proxies for use at the Annual Meeting, which will take place on January 17, 2018. Stockholders as of the Record Date are invited to attend the Annual Meeting and are requested to vote on the proposals described in this Proxy Statement. The proxy materials are being mailed beginning on or about November 29, 2017.

Q: What information is contained in these materials?

A: The information contained in this Proxy Statement relates to the proposals to be voted on at the Annual Meeting, the voting process, the compensation of our NEOs and our Non-Employee Directors, and certain other required information. The 2017 Annual Report, which includes our audited consolidated financial statements for 2017, is also provided with this Proxy Statement. If you received your proxy materials by mail, these materials also include the accompanying proxy card and pre-paid return envelope or voting instruction form for the Annual Meeting.

Q: If I received a Notice of Internet Availability, how may I receive proxy materials?

A: We use the "e-proxy" rules of the SEC, which allows companies to furnish their proxy materials over the Internet instead of mailing printed copies of the proxy materials to each stockholder. As a result, we are mailing to most of our stockholders a notice about the Internet availability of the proxy materials (the "Notice of Internet Availability"), which contains instructions on how to access this Proxy Statement, the accompanying Notice of 2018 Annual Meeting of Stockholders, and the 2017 Annual Report online.

If you received the Notice of Internet Availability by mail, you will not automatically receive a printed copy of the proxy materials in the mail. Instead, the Notice of Internet Availability instructs you on how to access and review all of the important information contained in the proxy materials and how you may submit your proxy. The Notice of Internet Availability also contains information about how stockholders may, if desired, request a printed copy of these proxy materials.

Stockholders who do not receive the Notice of Internet Availability will receive a printed copy of these proxy materials by mail unless they have previously requested electronic delivery. We are providing notice of the availability of those materials by e-mail to those stockholders who have previously elected to receive the proxy materials electronically. The e-mail contains a link to the website where those materials are available as well as a link to the proxy voting website.

Q: What proposals will be voted on at the Annual Meeting? What are the Board's voting recommendations?

A: The following chart describes the proposals to be considered at the Annual Meeting and the Board's voting recommendations:

Proposals	Board Recommendation	Page Reference
1. Election of 11 Directors	FOR each nominee	7
2. Ratification of the Appointment of Deloitte & Touche LLP as the Independent Registered Public Accounting Firm	FOR	39
3. Advisory Vote to Approve Named Executive Officer Compensation ("say-on-pay")	FOR	43
4. Advisory Vote on Frequency of Future Say-on-Pay Votes	For "1 Year"	74
5. Approval of the Amended and Restated Walgreens Boots Alliance, Inc. 2013 Omnibus Incentive Plan	FOR	75
6. Stockholder Proposal Regarding the Ownership Threshold for Calling Special Meetings of Stockholders	AGAINST	85
7. Stockholder Proposal Requesting Proxy Access By-Law Amendment	AGAINST	87

The Board knows of no other matters to be brought before the Annual Meeting. If any other business should properly come before the Annual Meeting, the persons named in the proxy will vote on such matters according to their best judgment.

Q: **How many shares are entitled to vote? How many votes per share may I cast?**

A: Only stockholders of record of our common stock as of the close of business on the Record Date are entitled to notice of, and to vote at, the Annual Meeting. As of the Record Date, 990,355,731 shares of our common stock were outstanding.

Our stockholders have cumulative voting rights in the election of directors (Proposal 1) and one vote per share on all other matters. Cumulative voting allows a stockholder to multiply the number of shares owned by the number of directors to be elected and to cast an equal number of votes for each of the 11 nominees to the Board, distribute their votes among as many nominees as they choose, or cast all their votes for one nominee.

Q: **What is the difference between holding shares as a stockholder of record and as a beneficial owner?**

A: Most of our stockholders hold their shares beneficially through a broker, bank, or other nominee rather than directly in their own name. There are some distinctions between shares held of record and shares owned beneficially, specifically:

- **Shares held of record**: If your shares are registered directly in your name with our transfer agent, Wells Fargo Shareowner Services, then you are considered the stockholder of record with respect to those shares, and we are sending these proxy materials directly to you. As a stockholder of record, you have the right to grant your voting proxy directly to us or to vote in person at the Annual Meeting. If you received your proxy materials by mail, we have enclosed an accompanying proxy card for you to use. You may also submit voting instructions via the Internet or by telephone by following the instructions on the accompanying proxy card or Notice of Internet Availability, as described below under "How can I vote my shares without attending the Annual Meeting?" If you are a stockholder of record and choose to cumulate your votes in the election of directors, you must notify us in writing at Walgreens Boots Alliance, Inc., 108 Wilmot Road, MS #1858, Deerfield, Illinois 60015, Attention: Corporate Secretary prior to the Annual Meeting or, if you vote in person at the Annual Meeting, notify the chair of the Annual Meeting prior to the commencement of voting.

- **Shares owned beneficially**: If your shares are held in a brokerage account or by a broker, bank or other nominee, you are considered the beneficial owner of shares held in street name. Consequently, these proxy materials are being forwarded to you by your broker, bank, or other nominee, which is considered the stockholder of record with respect to those shares. As a beneficial owner, you have the right to direct your broker, bank, or other nominee on how to vote the shares in your account, and you are also invited to attend the Annual Meeting. However, because you are not the stockholder of record, you may not vote these shares in person at the Annual Meeting unless you request and receive a valid legal proxy from your broker, bank, or other nominee. Your broker, bank, or other nominee has provided a voting instruction form for you to use to direct them regarding how to vote your shares. Please instruct your broker, bank, or other nominee how to vote your shares using the voting instruction form you received from them. If you hold shares through a broker, bank, or other nominee and choose to cumulate your votes in the election of directors, you should contact them.

Q: Can I attend the Annual Meeting? How do I pre-register?

A: In addition to our personnel and guests, only the following persons may attend the Annual Meeting:

- A Company stockholder as of the Record Date, or one named representative in lieu thereof; and

- One guest of such stockholder or named representative.

Any stockholder, its named representative and/or guest who attends the Annual Meeting must be pre-registered and obtain an admission ticket in advance. Stockholders will need the 16-digit control number printed on the Notice of Internet Availability, voter instruction form or proxy card and, if applicable, will need to pre-register their named representative and any guest thereof. You should follow the instructions under "Additional Information—Attending the Annual Meeting" below to pre-register and obtain an admission ticket for yourself, your named representative, or any guest. **Attendees must be pre-registered by no later than 11:59 p.m., Eastern Time, on Friday, January 12, 2018.**

For admission to the Annual Meeting, each attendee must present (i) a valid, government-issued photo identification and (ii) the above-referenced admission ticket in the attendee's name.

Whether or not you attend the Annual Meeting, the event will be made available via webcast on our website at http://investor.walgreensbootsalliance.com. Since seating will be limited, admission to the Annual Meeting will be on a first-come, first-served basis.

Q: How can I vote my shares in person at the Annual Meeting?

A: Shares held directly in your name as the stockholder of record may be voted in person at the Annual Meeting. Even if you plan to attend the Annual Meeting, we recommend that you vote in advance, as described below under "How can I vote my shares without attending the Annual Meeting?" so that your vote will be counted if you later decide not to attend the Annual Meeting.

Shares held in street name through a brokerage account or by a broker, bank, or other nominee may be voted in person at the Annual Meeting by you only if you obtain a valid legal proxy from your broker, bank, or other nominee giving you the right to vote your shares.

Q: How can I vote my shares without attending the Annual Meeting?

A: Whether you hold shares directly as the stockholder of record or beneficially in street name, you may vote by proxy or by submitting a voting instruction form without attending the Annual Meeting.

Shares held of record: If you hold your shares directly as the stockholder of record and you received a printed copy of the proxy materials by mail, you may vote without attending the Annual Meeting by one of the following methods:

- *By Mail:* Complete, sign and date the enclosed proxy card and return it in the prepaid envelope provided;

- *By Telephone:* Call the toll-free telephone number set forth on the proxy card and follow the recorded instructions; or

- *By Internet:* Go to http://www.proxyvote.com and follow the instructions on the website.

Please refer to the specific instructions set forth on the proxy card you received.

If you are a stockholder of record and you received a Notice of Internet Availability, you may vote without attending the Annual Meeting by accessing the secure Internet website registration page identified on the Notice of Internet Availability and following the instructions. Alternatively, you may vote by mail or telephone if you request a printed copy of the proxy materials by calling the toll-free telephone number set forth on the Notice of Internet Availability. Please refer to the specific instructions set forth in the Notice of Internet Availability you received.

Please note that the Internet and telephone voting facilities for stockholders of record will close at 11:59 p.m., Eastern Time, on January 16, 2018.

Shares held beneficially: If you hold your shares in street name through a brokerage account or by a broker, bank, or other nominee, you should have received instructions on how to vote your shares or how to instruct your broker, bank, or other nominee to vote your shares. Please follow their instructions carefully. If you give the broker voting instructions, your shares will be voted as you direct. **Please note that brokers, banks, and other nominees may not vote your shares on non-routine matters in the absence of specific instructions from you, so please provide your voting instructions so your vote can be counted.**

If you hold your shares in street name through a brokerage account or by a broker, bank, or other nominee, then you generally may vote without attending the Annual Meeting by one of the following methods:

- *By Mail:* If you received a printed copy of the proxy materials, you may vote by signing, dating, and returning the voting instruction card sent to you by your broker, bank, or other nominee in the pre-addressed envelope provided;

- *By Methods Listed on Voting Instruction Card:* Please refer to your voting instruction card or other information provided by your broker, bank, or other nominee to determine whether you may provide voting instructions by telephone or electronically on the Internet, and follow the instructions on the voting instruction card or other information provided by the broker, bank, or other nominee.

Q: Can I change my vote or revoke my proxy?

A: If you are the stockholder of record, you may change your proxy instructions or revoke your proxy at any time before your proxy is voted at the Annual Meeting. Proxies may be revoked by any of the following actions:

- Filing a timely written notice of revocation with us at Walgreens Boots Alliance, Inc., 108 Wilmot Road, MS #1858, Deerfield, Illinois 60015, Attention: Corporate Secretary;

- Submitting a new proxy at a later date via the Internet, by telephone or by mail to Walgreens Boots Alliance, Inc., 108 Wilmot Road, MS #1858, Deerfield, Illinois 60015, Attention: Corporate Secretary; or

- Attending the Annual Meeting and voting in person (attendance at the Annual Meeting will not, by itself, revoke a proxy).

If your shares are held in a brokerage account or by a broker, bank, or other nominee, you should follow the instructions provided by them.

Only the latest validly executed proxy that you submit will be counted.

Q: How will my shares be voted if I sign, date and return a proxy card?

A: You may vote "For," "Against," or "Abstain" with respect to each of the proposals other than Proposal 4. For Proposal 4, you may vote "1 Year," "2 Years," "3 Years," or "Abstain."

If you sign and return your accompanying proxy card without giving specific voting instructions, your shares will be voted as recommended by the Board and, with respect to any other matters to be voted upon at the Annual Meeting, in accordance with the discretion of the persons named on the accompanying proxy card. See "Questions and Answers About the Proxy Materials and the Annual Meeting— What proposals will be voted on at the Annual Meeting? What are the Board's voting recommendations?" above. Furthermore, if you sign and return your accompanying proxy card without giving specific voting instructions regarding the election of directors, then the persons named on the accompanying proxy card will have discretionary authority to cumulate votes and to allocate such votes among some or all of the nominees recommended by the Board.

Q: Who will count the votes?

A: A representative of Broadridge Financial Solutions, Inc. will tabulate the votes and a representative of CT Hagberg LLC will act as the inspector of election. Each firm is independent of the Company.

Q: **Is my vote confidential?**

A: Proxy instructions, ballots and voting tabulations that identify individual stockholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed to us or to third parties, except to allow for the tabulation and certification of votes and as necessary to meet applicable legal requirements, or to assert or defend claims for or against us. If you write comments on your proxy card or ballot, the proxy card or ballot may be forwarded to our management or to the Board for their review.

Q: **What is the quorum requirement for the Annual Meeting?**

A: The quorum requirement for holding the Annual Meeting and transacting business is a majority of the outstanding shares entitled to be voted at the Annual Meeting. The shares may be present in person or represented by proxy at the Annual Meeting. Abstentions and broker non-votes are counted as present for the purpose of determining the presence of a quorum. Once a share is represented for any purpose at the Annual Meeting, it will be deemed present for the purpose of the quorum requirement for the remainder of the meeting (including any meeting resulting from an adjournment of the Annual Meeting, unless a new record date is set).

Q: **What is the voting requirement to approve each of the proposals? What effect will abstentions and broker non-votes have?**

A: **Proposal 1 (Election of Directors).** The election of directors at the Annual Meeting is an uncontested election. This means, with respect to the election of directors, the number of votes "FOR" a director's election must be a majority of the votes cast by the holders of the shares of our common stock voting in person or by proxy at the Annual Meeting with respect to that director's election. Abstentions with respect to a director will have the same effect as a vote "AGAINST" him or her.

Other Proposals. The affirmative vote of a majority of the shares represented in person or by proxy at the Annual Meeting and entitled to vote on the matter is required to approve each of the other proposals to be voted on at the Annual Meeting. With respect to Proposal 4, the advisory vote on the frequency of future say-on-pay votes, if none of the alternatives

receives the requisite majority vote, the frequency (every one, two, or three years) receiving the greatest number of votes will be considered the preferred alternative of our stockholders. For each of these proposals, abstentions have the same effect as a vote against approval of that proposal, including on Proposal 4 having the effect of a vote against each voting option with respect to the frequency of future say-on-pay votes.

Broker Non-Votes. If you are a beneficial holder and do not provide specific voting instructions to your broker, then the organization that holds your shares will not be authorized to vote your shares, which would result in "broker non-votes," on proposals other than the ratification of the appointment of Deloitte as our independent registered public accounting firm for 2018 (Proposal 2). Accordingly, we encourage you to vote promptly, even if you plan to attend the Annual Meeting. Broker non-votes will not have an effect on any of the proposals.

Q: **What happens if a nominee who is duly nominated does not receive a majority vote?**

A: Our by-laws state that if a nominee for director who was in office prior to the Annual Meeting is not elected and no successor is elected at such Annual Meeting, the director must promptly tender his or her resignation from the Board. See "Proposal 1 – Election of Directors—Director Nomination Process—Majority Voting Standard" above for more information.

Q: **What does it mean if I receive more than one Notice of Internet Availability, proxy card or voting instruction form?**

A: It generally means your shares are registered differently or are in more than one account. Please provide voting instructions for each proxy card or, if you vote via the Internet or by telephone, vote once for each Notice of Internet Availability or proxy card you receive so as to ensure that all of your shares are voted.

Q: **Where can I find the voting results of the Annual Meeting?**

A: We expect to announce preliminary voting results at the Annual Meeting. We will publish the voting results in a Current Report on Form 8-K filed with the SEC subsequent to the Annual Meeting.

Q: Who will bear the cost of soliciting votes for the Annual Meeting?

A: We will pay the entire cost of preparing, assembling, printing, mailing, and distributing these proxy materials. We will also bear the cost of soliciting proxies on behalf of the Board. We will also provide copies of these proxy materials to banks, brokerage firms, fiduciaries, and custodians holding in their names shares of our common stock beneficially owned by others, so that they may forward these proxy materials to the beneficial owners. We will, upon request, reimburse brokerage firms and other persons representing beneficial owners of shares for their reasonable expenses in forwarding solicitation materials to such beneficial owners.

We have retained the services of Alliance Advisors LLC to aid in the solicitation of proxies. We expect that we will pay Alliance Advisors LLC fees estimated not to exceed approximately $7,500 in the aggregate, plus reasonable out-of-pocket expenses incurred in the process of soliciting proxies. We have agreed to indemnify Alliance Advisors LLC against certain liabilities relating to or arising out of their engagement.

Solicitations may also be made by personal interview, mail, telephone, e-mail, other electronic channels of communication, or otherwise by certain of our directors, officers, and other employees, but we will not reimburse or provide additional compensation to these persons for these services.

Q: Where can I find additional copies of the proxy materials?

A: The Notice of Internet Availability, this Proxy Statement and the 2017 Annual Report are available at http://www.proxyvote.com. We have also made available on our website at http://investor.walgreensbootsalliance.com/annuals-proxies.cfm the 2017 Annual Report, including the financial statements and schedules.

We will furnish, on written request and without charge, a printed copy of the 2017 Annual Report to each person whose proxy is solicited and to each person representing that, as of the Record Date, he or she was a beneficial owner of shares entitled to be voted at the Annual Meeting. Such written request should be addressed to us at Walgreens Boots Alliance, Inc.,

108 Wilmot Road, MS #1858, Deerfield, Illinois 60015, Attention: Corporate Secretary.

Q: How do I obtain a separate set of proxy materials if I share an address with other stockholders?

A: To reduce expenses, in some cases, we are delivering one set of proxy materials to certain stockholders who share an address, unless otherwise requested. This is pursuant to a procedure approved by the SEC called "householding." If you received your proxy materials by mail, a separate proxy card is included in the proxy materials for each of these stockholders.

If, because of multiple accounts, you are still receiving multiple copies of the Notice of Internet Availability or, if applicable, this Proxy Statement and the 2017 Annual Report at a single address and wish to receive a single copy, or if you participate in householding and wish to receive a separate copy of this Proxy Statement or the 2017 Annual Report, or prefer to receive separate copies of future materials, and your shares are registered directly through our transfer agent, please contact Wells Fargo Shareowner Services at P.O. Box 64854, St. Paul Minnesota 55164-0854, Attention: Householding. If your shares are held through a brokerage account, please contact your broker directly.

Stockholders who participate in householding will continue to receive separate proxy cards to vote their shares, if you receive your proxy materials by mail. Stockholders that receive the Notice of Internet Availability will receive instructions on how to vote their shares via the Internet. Householding does not affect dividend check mailings.

Q: How can I obtain an additional proxy card or voting instruction form?

A: If you lose, misplace or otherwise need to obtain a Notice of Internet Availability, proxy card or voting instruction form and:

• You are a stockholder of record, contact us in writing at Walgreens Boots Alliance, Inc., 108 Wilmot Road, MS #1858, Deerfield, Illinois 60015, Attention: Corporate Secretary; or

• You are the beneficial owner of shares held indirectly through a broker, bank, or other nominee, contact your account representative at that organization.

Additional Information

Attending the Annual Meeting

In order to help ensure the safety of all attendees at the Annual Meeting, we have implemented the following policies.

Eligible Attendees. In addition to our personnel and guests, only the following persons may attend the Annual Meeting:

- A Company stockholder as of the Record Date, or one named representative in lieu thereof; and

- One guest of such stockholder or named representative.

Obtaining an Admission Ticket. Any stockholder, named representative, or guest who attends the Annual Meeting must be pre-registered and obtain an admission ticket in advance.

- In order to obtain an admission ticket, please click on the "Register for Meeting" button found at http://www.proxyvote.com and follow the instructions provided. Attendees must print their own admission ticket and bring it to the Annual Meeting to gain access.

- A stockholder will need the 16-digit voting control number found on his, her, or its Notice of Internet Availability, proxy card, or voting instruction form in order to pre-register and obtain an admission ticket, and, if applicable, will need to pre-register their named representative and any guest thereof.

- If a stockholder does not have Internet access or is unable to print an admission ticket, then they can register by calling Broadridge Financial Solutions, Inc. at +1 844 318 0137.

Admission Procedures. For admission to the Annual Meeting, each attendee must present (i) valid, government-issued photo identification (such as a driver's license or passport), and (ii) an admission ticket. Persons without proper identification or an admission ticket may be denied admission to the Annual Meeting.

Registration Deadline. Attendees must be pre-registered by no later than **11:59 p.m., Eastern Time, on Friday, January 12, 2018.**

Additional Security Measures. No weapons, cameras, recording devices, laptops, tablets, or briefcases, backpacks, or other large bags or packages will be permitted at the Annual Meeting. For security reasons, all attendees may be subject to security inspections and all bags may be searched. No one will be admitted to the Annual Meeting once the meeting has commenced.

Seating at the Annual Meeting is limited, and admission is on a first-come, first-served basis. Please note that the Annual Meeting is a procedural business meeting, and item samples will not be offered.

Stockholder Proposals for Inclusion in the Proxy Statement for the 2019 Annual Meeting

We plan to hold the 2019 Annual Meeting on January 25, 2019, at a time and place to be specified in our proxy statement for that meeting.

We welcome comments or suggestions from our stockholders. If a stockholder wishes to have a proposal formally considered at the 2019 Annual Meeting and included in our proxy statement for that meeting, then we must receive the proposal in writing on or before the close of business on August 1, 2018 (or, if the date of the 2019 Annual Meeting is moved by 30 days from the anniversary of this year's Annual Meeting, the deadline will be a reasonable time before we begin to print and send our proxy materials, which date we will announce separately), and the proposal must otherwise comply with Rule 14a-8 under the Exchange Act. The proposal must be delivered in writing to us at Walgreens Boots Alliance, Inc., 108 Wilmot Road, MS #1858, Deerfield, Illinois 60015, Attention: Corporate Secretary.

Walgreens Boots Alliance

Director Nominations for Inclusion in the Proxy Statement for the 2019 Annual Meeting

The Board has implemented proxy access, which allows a stockholder or group of up to 20 stockholders owning in aggregate 3% or more of our outstanding common stock continuously for at least three years, to nominate and include in our proxy materials director nominees constituting up to 20% of the number of directors in office (rounding down); provided that the stockholder(s) and nominee(s) satisfy the requirements in our by-laws.

If a stockholder or group of stockholders wants to nominate one or more director candidates to be included in our proxy materials for the 2019 Annual Meeting pursuant to the proxy access provisions in our by-laws, then we must receive proper written notice of such nomination at Walgreens Boots Alliance, Inc., 108 Wilmot Road, MS #1858, Deerfield, Illinois 60015, Attention: Corporate Secretary by no earlier than the close of business on July 2, 2018 and no later than the close of business on August 1, 2018, and the nomination must otherwise comply with our by-laws. If, however, the date of the 2019 Annual Meeting is changed and is not within 30 days before or 60 days after the anniversary of this year's Annual Meeting, then we must receive such written notice no earlier than the close of business on the 150th day prior to the 2019 Annual Meeting and not later than the close of business on the later of the 120th day prior to the 2019 Annual Meeting or, if the first public announcement of the date of the 2019 Annual Meeting is less than 130 days prior to the date of such meeting, the 10th day following the public announcement of the date of the 2019 Annual Meeting. Failure to comply with the requirements, procedures, and deadlines in our by-laws may preclude the proxy access nomination of the applicable candidate(s) for election at the 2019 Annual Meeting.

Other Proposals or Director Nominations for Presentation at the 2019 Annual Meeting

Stockholder proposals that are not intended for inclusion in our proxy statement for the 2019 Annual Meeting may be brought before the 2019 Annual Meeting in accordance with the advance notice procedures described in our by-laws. Under our by-laws, if a stockholder wishes to present other business or nominate a director candidate at the 2019 Annual Meeting, then we must receive proper written notice of any such business or nomination at Walgreens Boots Alliance, Inc., 108 Wilmot Road, MS #1858, Deerfield, Illinois 60015, Attention: Corporate Secretary by no earlier than the close of business on September 19, 2018 and no later than the close of business on October 19, 2018, and each such proposal, nomination, and nominee must otherwise comply with our by-laws. If, however, the date of the 2019 Annual Meeting is changed and is not within 30 days before or 60 days after the anniversary of this year's Annual Meeting, then we must receive such notice no earlier than the close of business on the 120th day prior to the date of the 2019 Annual Meeting and not later than the close of business on the 90th day prior to the date of the 2019 Annual Meeting or, if the first public announcement of the date of the 2019 Annual Meeting is less than 100 days prior to the date of such meeting, the 10th day after the first public announcement of the date of the 2019 Annual Meeting. Failure to comply with the requirements, procedures, and deadlines in our by-laws may preclude presentation and consideration of the matter or nomination of the applicable candidate(s) for election at the 2019 Annual Meeting.

Disclaimer

This Proxy Statement contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as "expect," "likely," "outlook," "forecast," "preliminary," "would," "could," "should," "can," "will," "project," "intend," "plan," "goal," "guidance," "target," "aim," "continue," "sustain," "synergy," "on track," "headwind," "tailwind," "believe," "seek," "estimate," "anticipate," "may," "possible," "assume," and variations of such words and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions, known or unknown, which could cause actual results to vary materially from

 

those indicated or anticipated. These and other risks, assumptions and uncertainties are described in the 2017 Annual Report and in other documents that we may file or furnish with the SEC. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date they are made. Except to the extent required by law, we do not undertake, and we expressly disclaim, any duty or obligation to update publicly any forward-looking statement after the date of this Proxy Statement, whether as a result of new information, future events, changes in assumptions or otherwise.

The information on our website, including, but not limited to, the contents of our 2016 CSR Report, is not, and shall not be deemed to be, a part of this Proxy Statement or incorporated herein or into any of our other filings with the SEC.

Other Matters

The Board knows of no other matters to be brought before the Annual Meeting. If any other business should properly come before the Annual Meeting, the persons named in the proxy will vote on such matters according to their best judgment.

By order of the Board of Directors,

Collin G. Smyser
Vice President, Corporate Secretary

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to be Held on January 17, 2018

The Notice of Internet Availability, this Proxy Statement and the 2017 Annual Report are available at http://www.proxyvote.com.

We have also made available on our website at http://investor.walgreensbootsalliance.com/annuals-proxies.cfm a copy of the 2017 Annual Report, as filed with the SEC, including the financial statements and schedules. We will furnish, on written request and without charge, a printed copy of the 2017 Annual Report to each person whose proxy is solicited and to each person representing that, as of the Record Date, he, she, or it was a beneficial owner of shares entitled to be voted at the meeting. Such written request should be directed to Walgreens Boots Alliance, Inc., 108 Wilmot Road, MS #1858, Deerfield, Illinois 60015, Attention: Corporate Secretary.

Exhibit A:

Reconciliation of GAAP and Non-GAAP Financial Measures

We report our financial results in accordance with GAAP. However, management believes that certain non-GAAP financial measures provide users with additional meaningful financial information that should be considered when assessing our underlying business performance and trends. Our management also uses these non-GAAP financial measures in making financial, operating, compensation and planning decisions and in evaluating our performance. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, our reported results prepared in accordance with GAAP. Our non-GAAP financial measures do not represent a comprehensive basis of accounting.

As more fully described in "Executive Compensation—III. Target Setting for Incentive Compensation—A. 2017 Annual Cash Incentive Target," in 2017, the Compensation Committee approved the use of adjusted operating income as the sole, absolute metric for measuring Company performance under the Company's short-term incentive plan, and as more fully described in "Executive Compensation—IV. Annual Compensation—B. Annual Cash Incentive Payments" above, the Compensation Committee used the same adjustments as those we disclosed in our full year 2017 earnings release and related presentation on October 25, 2017, as were used for purposes of reconciling non-GAAP financial measures to our operating income as determined in accordance with GAAP. For additional details regarding this reconciliation of GAAP and non-GAAP financial measures, see our Current Report on Form 8-K filed with the SEC on October 25, 2017. Additionally, the Compensation Committee adjusted for the effect of foreign currency rate fluctuations on adjusted operating income by translating current period adjusted operating income results for entities reporting in currencies other than U.S. dollars using the same exchange rates used for the Board-approved budget for 2017, from which the adjusted operating income target for 2017 was derived.

Adjusted Operating Income Reconciliation	2017 ($) in millions
Operating income (GAAP)	5,557
Cost transformation	835
Acquisition-related costs	474
Acquisition-related amortization	332
Adjustments to equity earnings in AmerisourceBergen	187
LIFO provision	166
Asset impairment recovery	(11)
Adjusted operating income (non-GAAP measure)	7,540
Currency translation adjustment	68
Adjusted operating income (non-GAAP measure) after currency translation adjustment	**7,608**

Exhibit B:

Walgreens Boots Alliance, Inc. 2013 Omnibus Incentive Plan

I. Background

1.01 Walgreen Co., an Illinois corporation ("Walgreens"), previously maintained the Walgreen Co. Executive Option Plan, which was originally effective October 13, 1982 and then known as the Walgreen Co. 1982 Executive Incentive Stock Option Plan (the "Former Stock Option Plan"). The Former Stock Option Plan was thereafter amended and restated from time to time and most recently was amended and restated effective January 13, 2010 and approved by the shareholders of Walgreens at the annual shareholder meeting on January 13, 2010.

1.02 Walgreens previously maintained the Walgreen Co. Long-Term Performance Incentive Plan, which was originally effective September 1, 1980 and then known as the Walgreen Co. Restricted Performance Share Plan (the "Former Incentive Plan"). The Former Incentive Plan was thereafter amended from time to time and most recently was amended and restated effective January 10, 2007 and was approved by the shareholders of Walgreens at the annual shareholder meeting on January 10, 2007.

1.03 Walgreens previously maintained the Walgreen Co. Nonemployee Director Stock Plan, which was originally effective November 1, 1996 (the "Former Director Plan"). The Former Director Plan was thereafter amended form time to time and most recently amended and restated effective January 14, 2004 and approved by the shareholders of the Company at the annual shareholder meeting on January 14, 2004, and subsequently amended.

1.04 Walgreens previously maintained the Walgreen Co. Broad Based Employee Stock Option Plan, which was originally effective July 10, 2002 (the "Former Broad Based Plan"). The Former Broad Based Plan was amended from time to time.

1.05 Effective as of January 9, 2013, Walgreens consolidated the Former Stock Option Plan, the Former Incentive Plan, the Former Director Plan, and the Former Broad Based Plan (the "Former Plans") into a single amended and restated document in the form of the Walgreen Co. 2013 Omnibus Incentive Plan (the "Plan") and provided in that document a framework for administration of the annual Management Incentive Plan, for ease of administration and transparency to shareholders. From and after January 9, 2013, the date upon which shareholder approval of the Plan was obtained, no further awards may be granted under the Former Stock Option Plan, Former Incentive Plan, Former Director Plan or Former Broad Based Plan as in effect prior to the adoption of the Plan.

1.06 Walgreens established the Plan effective January 9, 2013 ("Effective Date").

1.07 Unless the context requires otherwise, the terms and provisions of the Plan shall apply to outstanding awards granted prior to the Effective Date under the Former Stock Plan, the Former Incentive Plan, and the Former Director Plan.

1.08 On December 31, 2014, a reorganization of Walgreens into a holding company structure (the "Reorganization") was completed. Pursuant to the Reorganization, Walgreens became a wholly owned subsidiary of a new Delaware corporation named Walgreens Boots Alliance, Inc. (the "Company"). In connection with the Reorganization, the Plan and all Awards then outstanding under the Plan were assumed by the Company and the Plan was amended and restated.

1.09 The Plan was further amended and restated, effective as of July 8, 2015, to modify the deferral rights of Non-Employee Directors and otherwise clarify the terms by which Awards may be deferred under the Plan.

1.10 The Plan is hereby further amended and restated as set forth herein, effective as of July 11, 2017.

Walgreens Boots Alliance

II. Purpose

The purpose of the Plan is to aid the Company in attracting, retaining, motivating and rewarding employees, Non-Employee Directors, and other persons who provide substantial services to the Company or its Affiliates, to provide for equitable and competitive compensation opportunities, including deferral opportunities, to encourage long-term service, to recognize individual contributions and reward achievement of Company goals, and promote the creation of long-term value for shareholders by closely aligning the interests of Participants with those of shareholders. The Plan authorizes stock-based and cash-based incentives for Participants.

III. Definitions

In addition to the terms defined in Article I above and elsewhere in the Plan, the following capitalized terms used in the Plan have the respective meanings set forth in this Section:

3.01 "**Affiliate**" means any person with whom the Company would be considered a single employer under Sections 414(b) and 414(c) of the Code, except that in applying Sections 1563(a)(1), (2) and (3) of the Code for purposes of determining a controlled group of corporations under Section 414(b) of the Code, the language "at least 50 percent" shall be used instead of "at least 80 percent" in each place it appears in Sections 1563(a)(1), (2) and (3) of the Code, and in applying Treas. Reg. §1.414(c)-2 for purposes of determining a controlled group of trades or businesses under Section 414(c) of the Code, the language "at least 50 percent" shall be used instead of "at least 80 percent" in each place it appears in Treas. Reg. §1.414(c)-2. Notwithstanding the foregoing, where justified by legitimate business criteria as determined by the Committee in its sole discretion, "at least 20 percent" shall be substituted for "at least 50 percent" in the preceding sentence in determining whether a Participant has had a Termination of Service.

3.02 "**Award**" means any Option, SAR, Restricted Stock Share, Restricted Stock Unit, Performance Share, Performance Share Unit, Other Award or Stock granted as a bonus or in lieu of another award, together with any related right or interest, granted to an Eligible Person under the Plan.

3.03 "**Award Agreement**" means the agreement setting forth the terms and conditions to which an Award is subject, to the extent not provided in the Plan, together with any additional documents (such as Beneficiary designations) relating to a specific Award.

3.04 "**Beneficiary**" means the individual or entity designated by the Participant to receive the benefits specified under the Participant's Award upon such Participant's death. See Section 10.03. No Beneficiary shall have any rights under the Plan prior to the death of the Participant.

3.05 "**Beneficial Owner**" has the meaning specified in Rule 13d-3 under the Exchange Act.

3.06 "**Board**" means the Board of Directors of the Company.

3.07 "**Cause**" means any one or more of the following, as determined by the Committee or its delegate in its sole discretion:

(a) a Participant's commission of a felony or any crime of moral turpitude;

(b) a Participant's dishonesty or material violation of standards of integrity in the course of fulfilling his or her employment duties to the Company or any Affiliate;

(c) a material violation of a material written policy of the Company or any Affiliate violation of which is grounds for immediate termination;

(d) failure on the part of the Participant to perform his or her employment duties to the Company or any Affiliate in any material respect, after reasonable notice of such failure and an opportunity to correct it; or

(e) failure to comply in any material respect with the Foreign Corrupt Practices Act, the Securities Act of 1933, the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, and the Truth in Negotiations Act, or any rules or regulations thereunder.

3.08 "**Change in Control**" means:

(a) except as provided in (b) and (c), for Awards granted on and after the Effective Date, any one or more of the following:

(i) any one person, or more than one person acting as a group other than (A) an employee benefit plan (or related trust) of the Company or a subsidiary or (B) the Company or a subsidiary (collectively, the "Excluded Persons") acquires ownership of stock of the Company that, together with stock held by such person or group, constitutes more than fifty percent (50%) of the total fair market value or total voting power of the stock of the Company; or

 Walgreens Boots Alliance

(ii) any one person, or more than one person acting as a group (other than any Excluded Person), acquires (or has acquired during the twelve (12)-month period ending on the date of the most recent acquisition by such person or persons) ownership of stock of the Company that constitutes thirty percent (30%) or more of the total fair market value or total voting power of the stock of the Company; or

(iii) any one person, or more than one person acting as a group (other than any Excluded Person), acquires (or has acquired during the twelve (12)-month period ending on date of the most recent acquisition by such person or persons) assets from the Company that have a total gross fair market value equal to or more than forty percent (40%) of the total gross fair market value of all the assets of the Company immediately before such acquisition or acquisitions; or

(iv) a majority of members of the Company's Board is replaced during any twelve (12)-month period by Directors whose appointment or election is not endorsed by a majority of the members of the Company's Board before the date of the appointment or election; and

(b) for Awards granted before the Effective Date, a "change in control" as defined under the applicable Former Plan; and

(c) for Awards that are 409A Compensation granted prior to January 8, 2014, a "change in control" as defined in the Plan prior to January 8, 2014; provided that such change in control is a change in ownership of the Company (within the meaning of Treasury Regulation Section 1.409A-3(i)(5)(v)), a change in effective control of the Company (within the meaning of Treasury Regulation Section 1.409A-3(i)(5)(vi)(A)), or a change in the ownership of a substantial portion of the Company's assets (within the meaning of Treasury Regulation Section 1.409A-3(i)(5)(vii)).

Notwithstanding the provisions of Section 3.08(a), there shall not be a Change in Control if any event described in Section 3.08(a) occurs, and immediately following such event: (1) all or substantially all of the individuals and entities who are the beneficial owners, respectively, of the outstanding Stock and outstanding Company voting securities immediately prior to such event will beneficially own, directly or indirectly, more than fifty percent (50%) of, respectively, the outstanding shares of Stock, and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such event (including, without limitation, a corporation which as a result of such event owns the Company or all or substantially all of the Company's assets either directly or through one or more

subsidiaries) in substantially the same proportions as their ownership, immediately prior to such corporate transaction, of the outstanding Stock and outstanding Company voting securities, as the case may be; (2) no person (other than an Exempt Person or a corporation resulting from such event) will beneficially own, directly or indirectly, thirty percent (30%) or more of, respectively, the outstanding shares of common stock of the corporation resulting from such event or the combined voting power of the outstanding voting securities of such corporation entitled to vote generally in the election of directors, except to the extent that such ownership existed prior to the event; and (3) individuals who were members of the incumbent Board at the time of the Board's approval of the execution of the initial agreement providing for such corporate transaction will constitute at least a majority of the members of the board of directors of the corporation resulting from such corporate transaction.

3.09 "**Code**" means the Internal Revenue Code of 1986, as amended. Reference to any provision of the Code or regulation thereunder shall include any successor provision and any regulations and other applicable guidance or pronouncement of the Internal Revenue Service or the Department of the Treasury and applicable case law relating to such Section of the Code.

3.10 "**Committee**" means the Compensation Committee of the Board, the composition and governance of which is established in the Committee's charter as approved from time to time by the Board. Each member of the Committee is intended to qualify as "independent" as determined in accordance with the regulations of the stock exchange on which the Stock is principally registered, and the Company's categorical standards, and to qualify as a "non-employee director" under SEC Rule 16b-3, and as an "outside director" under Section 162(m) of the Code. However, no action of the Committee shall be void or deemed to be without authority due to the failure of any member, at the time the action was taken, to meet the foregoing qualification standards. The full Board may perform any function of the Committee hereunder except to the extent limited under the applicable stock exchange policies and requirements for listed companies or the Company's bylaws, in which case the term "Committee" shall refer to the Board. To the extent the Committee has delegated authority to another person or persons the term "Committee" shall refer to such other person or persons.

3.11 "**Company**" means Walgreens Boots Alliance, Inc. and any successor thereto.

3.12 "**Deferred Award**" means any Award to the extent that by its terms the Award will not or might not be paid or otherwise settled in full no later than the 15th day of the third month after the later of (a) the last day of the first calendar year in which the Award is no longer subject to a Substantial Risk of Forfeiture or (b) the last day of the Company's first fiscal year in which the Award is no longer subject to a Substantial Risk of Forfeiture.

3.13 "**Director**" means a member of the Board.

3.14 "**Disability**" means that the Participant has become disabled as provided in the long-term disability plan of the Company or an Affiliate applicable to the Participant (or which would be applicable if the Participant elected coverage under such plan).

3.15 "**Dividend Equivalent**" means a right granted to an Eligible Person to receive cash, Stock, or other property equal in value to all or a specified portion of the dividends paid with respect to a specified number of shares of Stock in connection with dividend declarations, reclassifications, spin-offs, and the like.

3.16 "**Effective Date**" is defined in the Preamble.

3.17 "**Eligible Person**" means an employee of the Company or any Affiliate, including any executive officer or Non-Employee Director of the Company.

3.18 "**Exchange Act**" means the Securities Exchange Act of 1934, as amended from time to time and the rules and regulations thereunder.

3.19 "**Fair Market Value**" means as of any applicable date:

(a) If the Stock is listed on the NASDAQ Stock Market or other United States national securities exchange registered under the Exchange Act, the value under such of the following as the Committee shall determine based on actual reported transactions in such Stock on the NASDAQ Stock Market or such other exchange;

(i) The last sale before or the first sale after the date the Award is granted;

(ii) the closing sales price on such date or (whether or not sales are reported on such date) the last preceding date on which a sale was reported;

(iii) the arithmetic mean of the high and low prices on such date or (whether or not sales are reported on such date) the last preceding date on which sales were reported;

(iv) the average selling price of the Stock over a specified period beginning within 30 days before and ending within 30 days after the applicable date, based on the arithmetic mean of such selling prices during the specified period, or an average of such prices weighted based on the volume of trading of the Stock on each

trading date during the specified period; provided, however, that such method may be used only if the relevant Eligible Person, the number and class of shares of Stock subject to such method, and the method for determining such price including the period over which the average are determined, are irrevocably determined and set forth in an Award Agreement before the beginning of the specified period.

The Committee may apply different of the foregoing methods for different purposes; provided, however, that if no other method is determined by the Committee the Fair Market Value shall be determined based on the closing sales price on the last preceding date on which a sale was reported, and the grant price for an Option or Stock Appreciation Right shall be (i) the closing sales price on the date of grant if Stock is traded on such date, or (ii) the closing sales price on the next date on which Stock is traded.

(b) If Stock is publicly traded but is not listed on any such exchange, any of the methods set forth in subsection (a) applied to the bid quotations with respect to a share of Stock on the OTC Bulletin Board or other over-the-counter quotation system then in use as the principle system then available for reporting or ascertaining quotations for the Stock; and

(c) If Stock is not publicly traded, the fair market value on the applicable date of a share of Stock as determined by the Committee in good faith.

3.20 "**Former Plan**" means any of the Walgreen Co. Executive Option Plan, the Walgreen Co. Long-Term Performance Incentive Plan, the Walgreen Co. Nonemployee Director Stock Plan, and the Walgreen Co. Broad-Based Employee Stock Option Plan.

3.21 "**409A Compensation**" means a Deferred Award or other compensation that is "nonqualified deferred compensation" subject to Section 409A of the Code, regardless of when granted or awarded.

3.22 "**Incentive Stock Option**" or "**ISO**" means any Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code, and qualifying thereunder.

3.23 "**Non-Employee Director**" means a Director who is not an employee of the Company or an Affiliate.

3.24 "**Nonstatutory Option**" means an Option that is not an Incentive Stock Option.

3.25 "**Option**" means a right granted to an Eligible Person to purchase a number of shares of Stock (which may be Restricted Stock) at a specified price during a specified time

 

period, and subject to such other terms and conditions as the Committee may determine. The term "Option" includes both an Incentive Stock Option and a Nonstatutory Option.

3.26 **"Other Awards"** means cash or Stock-based Awards granted to an Eligible Person under Section 7.08 or 7.09.

3.27 **"Participant"** means an Eligible Person (or former Eligible Person) who has been granted an Award under the Plan which remains outstanding or which remains subject to any provision of this Plan, including without limitation Sections 10.01 and 10.08.

3.28 **"Performance Award"** means an Award that (in addition to any other conditions) is conditional based upon the degree of satisfaction of performance criteria specified by the Committee. Performance Awards include, but are not limited to, Performance Shares and Performance Units.

3.29 **"Performance Share"** means a conditional right granted to an Eligible Person to receive a variable number of shares of Stock based upon the degree of satisfaction of performance criteria specified by the Committee.

3.30 **"Performance Unit"** means a conditional right granted to an Eligible Person to receive a payment equal to the value of the performance unit based upon the degree of satisfaction of criteria specified by the Committee.

3.31 **"Restricted Stock"** means a Restricted Stock Share or a Restricted Stock Unit.

3.32 **"Restricted Stock Share"** means a share of Stock granted to an Eligible Person under Section 7.03 which is subject to certain restrictions and to a substantial risk of forfeiture.

3.33 **"Restricted Stock Unit"** or **"RSU"** means a bookkeeping entry representing a hypothetical share of Stock granted to an Eligible Person under Section 7.04 which is subject to certain restrictions and to a substantial risk of forfeiture. A Restricted Stock Unit shall have a nominal value on any date equal to the Fair Market Value of one share of Stock on that date. A Restricted Stock Unit may be settled for cash, property, or shares of Stock, and may be a Performance Award. Restricted Stock Units represent an unfunded an unsecured obligation of the Company.

3.34 **"Retire"** or **"Retirement"** means a Termination of Service for any reason other than a Termination of Service for Cause, Disability, or death after attaining age 55 and having at least 10 years of service (whether as an employee or Director) with the Company or any Affiliate.

3.35 **"Rule 16b-3"** means Rule 16b-3, as from time to time in effect and applicable to Participants, promulgated by the Securities and Exchange Commission under Section 16 of the Exchange Act.

3.36 **"Separation from Service"** means

(a) In the case of an individual who is an employee of the Company or an Affiliate, the employee's termination of employment with the Company and its Affiliates. Whether a termination of employment has occurred shall be determined based on whether the facts and circumstances indicate the individual and the employer reasonably anticipate that no further services will be performed by the individual for the Company and its Affiliates; provided, however, that an individual shall be deemed to have a Separation from Service if the level of services he or she would perform for the Company and its Affiliates after a certain date permanently decreases to no more than twenty percent (20%) of the average level of bona fide services performed for the Company and its Affiliates (whether as an employee or independent contractor) over the immediately preceding 36-month period (or the full period of services to the Company and its Affiliates if the individual has been providing services for less than 36 months). For this purpose, an individual is not treated as having a Separation from Service while he or she is on a military leave, sick leave, or other bona fide leave of absence, if the period of such leave does not exceed six months (90 days in the case of an Incentive Stock Option), or if longer, so long as the individual has a right to reemployment with the Company or an Affiliate under an applicable statute or by contract; and

(b) In the case of a Director, the individual ceases to be a Director of the Company and all Affiliates, unless immediately upon such cessation the individual has a relationship with the Company or an Affiliate such that such cessation would not be a separation from service under Section 409A of the Code, in which case a Separation from Service will occur upon the cessation of such relationship as provided in Section 409A of the Code; and

(c) In the case of a consultant or advisor, the individual ceases to have a contractual obligation to perform consulting services for the Company and all Affiliates, unless immediately upon such cessation the individual has a relationship with the Company or an Affiliate such that such cessation would not be a separation from service under Section 409A of the Code, in which case a Separation from Service will occur upon the cessation of such relationship as provided in Section 409A of the Code.

(d) Notwithstanding the foregoing, no such event shall be a Separation from Service if immediately upon such event the individual continues to be an Eligible Person by reason of another relationship with the Company or any Affiliate from which no Separation from Service has occurred.

3.37 **"Specified Employee"** means an individual who, as of the date of his or her Termination of Service, is a key employee of the Company or any Affiliate whose stock is publicly traded, as determined under the policy of the Company as in effect from time to time, for determining "specified employees" consistent with the requirements of Section 409A of the Code.

3.38   "**Stock**" means a share of the Company's common stock $0.01 par value and any other equity securities of the Company that may be substituted or resubstituted for such Stock.

3.39   "**Stock Appreciation Right**" or "**SAR**" means a right granted to an Eligible Person to receive, upon exercise thereof, the excess of (A) the Fair Market Value of one share of Stock on the date of exercise over (B) the grant price of the SAR as

determined by the Committee, which grant price shall be not less than the Fair Market Value of a share of Stock on the date of grant of such SAR.

3.40   "**Substantial Risk of Forfeiture**" means such term as described in Treas. Reg. §§ 1.409A-1(d) and 1.409A-1(b)(4).

3.41   "**Termination of Service**" "**termination of employment**", and words of similar import, unless the context clearly indicates otherwise, mean termination of employment (or for a Participant who is not an employee, termination of service), as determined by the Committee; provided that in the case of an Award that is 409A Compensation, such term shall mean Separation from Service.

IV.   Administration

4.01   **Authority of the Committee**. The Plan shall be administered by the Compensation Committee of the Board or by a duly appointed delegate of the Committee, which shall have full and final authority, in its discretion, in each case subject to and consistent with the provisions of the Plan,

(a)   to determine which Eligible Persons shall be granted Awards;

(b)   to determine the type and size of Awards, the dates on which Awards may be granted, exercised or settled and on which the risk of forfeiture or any deferral period relating to Awards shall lapse or terminate, and to accelerate any such dates;

(c)   to determine the expiration date of any Award;

(d)   to determine whether an Award will be granted on a standalone or tandem basis;

(e)   to determine whether, to what extent, and under what circumstances an Award may be settled, or the exercise price of an Award may be paid, in cash, Stock, other Awards, or other property;

(f)   to determine other terms and conditions of, and all other matters relating to, Awards;

(g)   to prescribe Award Agreements evidencing or setting terms of Awards (such Award Agreements need not be identical for each Participant);

(h)   to adopt amendments to Award Agreements; provided that, except as set forth herein or in the Award Agreement, the Committee shall not amend an Award Agreement in a manner that materially and adversely affects the Participant without the consent of the Participant (for this purpose,

actions that alter the timing of federal income taxation of a Participant will not be deemed material unless such action results in an income tax penalty on the Participant);

(i)   to establish rules and regulations for the administration of the Plan and amendments thereto and to create sub-plans;

(j)   to determine whether, to what extent, and under what circumstances any Award shall be terminated or forfeited or the Participant shall be required to disgorge to the Company gains or earnings attributable to an Award;

(k)   to construe and interpret the Plan and Award Agreements and correct defects, supply omissions or reconcile inconsistencies therein;

(l)   to make all other decisions and determinations (including factual determinations) in its discretion as the Committee may deem necessary or advisable for the administration of the Plan.

Decisions of the Committee with respect to the administration and interpretation of the Plan and any Award Agreement shall be final, conclusive, and binding upon all persons interested in the Plan, including all Eligible Persons, Participants, Beneficiaries, transferees under Section 6.05(c) and other persons claiming rights from or through a Participant, and shareholders. The foregoing notwithstanding, to the extent required by the Company's bylaws, the Board shall perform the functions of the Committee for purposes of granting Awards under the Plan to Non-Employee Directors and shall have all the powers of the Committee with respect thereto (authority with respect to other aspects of Non-Employee Director awards is not exclusive to the Board, however).

4.02 **Manner of Exercise of Committee Authority.**

(a) The Committee may act through subcommittees, including for purposes of perfecting exemptions under Rule 16b-3 (in which case the members of the Committee who qualify as Non-Employee Directors shall act as the Committee), or qualifying Awards under Section 162(m) of the Code as performance-based compensation (in which case the members of the Committee who qualify as outside Directors under Section 162(m) of the Code shall act as the Committee). The express grant of any specific power to the Committee, and the taking of any action by the Committee or a subcommittee, shall not be construed as limiting any power or authority of the Committee.

(b) Subject to the Company's by-laws and applicable law, the Committee may delegate to any other Committee of the Board or to one or more members of the Board the authority, subject to such terms as the Committee may determine, to exercise such powers and authority and perform such functions as the Committee in its discretion may determine. Such delegation may be revoked at any time.

(c) The Committee may delegate to officers of the Company or any Affiliate, or committees thereof, the authority, subject to such terms as the Committee shall determine, to perform such functions and exercise such powers and authority, as the Committee in its discretion may determine, to the fullest extent permitted under the Delaware General Corporation Law and the Company's bylaws. Such delegation may be revoked at any time.

(d) Except to the extent prohibited by applicable law, the Committee may delegate to one or more individuals the day-to-day administration of the Plan and any of the functions assigned to the Committee under the Plan. Such delegation may be revoked at any time.

4.03 **Advisors and Agents of the Committee.** The Committee may (i) authorize one or more of its members or an agent to execute or deliver any instrument, and make any payment on its behalf and (ii) utilize and cause the Company to pay for the services of associates and engage accountants, agents, clerks, legal counsel, record keepers and professional consultants (any of whom may also be serving another Affiliate of the Company) to assist in the administration of this Plan or to render advice with regard to any responsibility under this Plan.

4.04 **Records and Reports of the Committee.** The Committee shall maintain records and accounts relating to the administration of the Plan.

4.05 **Limitation of Liability; Indemnification.** The members of the Board, the Compensation Committee, and their delegates, shall have no liability with respect to any action or omission made by them in good faith nor from any action made in reliance on (i) the advice or opinion of any accountant, legal counsel, medical adviser or other professional consultant or (ii) any resolutions of the Board certified by the secretary or assistant secretary of the Company. Each member of the Board, the Compensation Committee, and each employee of the Company or any Affiliate to whom are delegated duties, responsibilities and authority with respect to the Plan shall be indemnified, defended, and held harmless by the Company and its Affiliates and their respective successors against all claims, liabilities, fines and penalties and all expenses (including but not limited to attorneys' fees) reasonably incurred by or imposed on such member or employee that arise as a result of his actions or failure to act in connection with the operation and administration of the Plan, to the extent lawfully allowable and to the extent that such claim, liability, fine, penalty or expense is not paid for by liability insurance purchased by or paid for by the Company or an Affiliate. Notwithstanding the foregoing, the Company or an Affiliate shall not indemnify any person for any such amount incurred through any settlement or compromise of any action unless the Company or Affiliate consents in writing to such settlement or compromise.

4.06 **Expenses.** Expenses relating to the Plan prior to its termination shall be paid from the general assets of the Company or an Affiliate. Any individual who serves as a member of the Committee shall receive no compensation for such service.

4.07 **Service in More than One Capacity.** Any person or group of persons may serve the Plan in more than one capacity.

V.   Shares Subject to Plan

5.01 **Overall Number of Shares Available for Delivery.** Subject to adjustment as provided in Section 5.04, the total number of shares of Stock reserved and available for delivery in connection with Awards under the Plan shall be:

(a) Shares of Stock available as of the Effective Date under the Former Plans;

(b) Shares of Stock which become available from the Former Plans or the Share Walgreens Walgreen Co. Stock Purchase/Option Plan after the Effective Date in accordance with Section 5.02; and

(c) Forty million (40,000,000) additional shares of Stock, as approved by shareholders of the Company on January 9,

2013; provided, however, that the total number of shares with respect to which ISOs may be granted shall not exceed 15,000,000. Of the shares described in (a), (b) and (c), 100% may be delivered in connection with "full-value Awards," meaning Awards other than Options, SARs, or Awards for which the Participant pays for the shares of Stock subject to the Award either directly or in exchange for (or by foregoing) a right to receive a cash payment from the Company equal to the fair market value of the Award; provided, however, that any shares granted under Options or SARs shall be counted against the share limit on a one-for-one basis and any shares granted as full-value Awards shall be counted against the share limit as three (3) shares for every one (1) share subject to such Award. The Company shall at all times during the term of the Plan retain as authorized and unissued Stock or treasury Stock at least the number of shares of Stock from time to time required under the provisions of the Plan, or otherwise assure itself of its ability to perform its obligations hereunder.

5.02 Share Counting Rules.

(a) The Committee may adopt reasonable counting procedures to ensure appropriate counting, avoid double counting (as, for example, in the case of tandem or substitute awards) and make adjustments if the number of shares of Stock actually delivered differs from the number of shares previously counted in connection with an Award.

(b) Shares of Stock subject to an Award will again be available for Awards if the Award (or an award under a Former Plan or under the Share Walgreens Walgreen Co. Stock Purchase/ Option Plan) is canceled, expired, forfeited, settled in cash or otherwise terminated or settled without delivery of the full number of shares of Stock subject to such Award. The following shares of Stock will not be added to the total number of shares available or to be made available again for delivery under the Plan: (i) Shares not issued or not delivered as a result of the net settlement of an outstanding Option or Stock Appreciation Right; (ii) Shares delivered to or withheld by the Company to pay the exercise price of or withholding taxes with respect to an Award; and (iii) shares of Stock repurchased by the Company on the open market with the proceeds from the payment of the exercise price of an Option.

(c) In the case of any Award granted in substitution for an award of a company or business acquired by the Company or an Affiliate, shares delivered or to be delivered in connection with such substitute Award shall not be counted against the number of shares reserved under the Plan, but shall be available under the Plan by virtue of the Company's assumption of the plan or arrangement of the acquired company or business.

(d) This Section shall apply to the number of shares reserved and available for ISOs only to the extent consistent with applicable regulations relating to ISOs under the Code.

(e) Because shares will count against the number reserved in Section 5.01 upon delivery (or later vesting) and subject to the share counting rules under this Section 5.02, the Committee may determine that Awards may be outstanding that relate to more shares than the aggregate remaining available under the Plan, so long as Awards will not result in delivery and vesting of shares in excess of the number then available under the Plan.

5.03 Per Person Award Limits.

(a) Subject to Section 5.04, the aggregate number of shares of Stock subject to Awards that are intended to qualify as "performance-based compensation" under Section 162(m) of the Code granted during any calendar year to any one Eligible Person (taking into account the maximum number payable based on performance exceeding target objectives) shall not exceed 1,000,000. This 1,000,000 share maximum also applies to options and SARs. The maximum amount payable as a cash Award for any performance period to an Eligible Person that is intended to satisfy the requirements for "performance-based compensation" under Section 162(m) of the Code shall be $10 million per calendar year. In the case of an award with a multi-year performance period, the 1,000,000 Share and $10 million limit shall apply to each calendar year (or portion thereof) in the performance period.

(b) The aggregate value of cash compensation and the grant date fair value of shares of Stock that may be paid or granted during any fiscal year of the Company to any Non-Employee Director shall not exceed $750,000.

5.04 Adjustments. In the event that any large, special and non-recurring dividend or other distribution (whether in the form of cash or property other than Stock), recapitalization, forward or reverse split, stock dividend, reorganization, merger, consolidation, spin-off, combination, repurchase, share exchange, liquidation, dissolution or other similar corporate transaction or event affects the shares of Stock such that an adjustment is appropriate, or, in the case of any outstanding Award, necessary, in order to prevent dilution or enlargement of the rights of the Participant, then the Committee shall, in an equitable manner as determined by the Committee, adjust any or all of (i) the aggregate number and kind of shares of Stock which may be delivered in connection with Awards granted under the Plan, (ii) the number and kind of shares of Stock by which annual per person Award limitations are measured under Section 5.03, (iii) the number and kind of shares of Stock subject to or deliverable in respect of outstanding Awards, and (iv) the exercise price, grant price or purchase price relating to any Award or, if deemed appropriate, the Committee may make provision for a payment of cash or property to the holder of an outstanding Option; provided that no such adjustment shall be authorized or made if and to the extent that the existence of such authority (A) would cause Options, SARs, or Performance Awards intended to qualify as "performance-based compensation" under Section 162(m) of the Code to otherwise fail to qualify as "performance-based compensation" under Section 162(m) of the Code, or (B)

would cause the Committee to be deemed to have authority to change the targets, within the meaning of Treas. Reg. § 1.162-27(e)(4)(vi), under the performance goals relating to Options; SARs or Performance Awards intended to qualify as "performance-based compensation" under Section 162(m) of the Code.

5.05 Former Plans. Upon shareholder approval of this Plan, no further grants of Awards will be made under any Former Plan.

VI. Eligibility and General Conditions for Awards

6.01 Eligibility. Awards may be granted under the Plan only to Eligible Persons. An employee on leave of absence, including for a Disability, who has not had a Termination of Service may be considered as still in the employ of the Company or an Affiliate for purposes of eligibility for participation in the Plan.

6.02 Awards. Awards may be granted on the terms and conditions set forth in this Plan. In addition, the Committee may impose on any Award, or the exercise thereof, at the date of grant or thereafter (subject to Section 10.06), such additional terms and conditions, not inconsistent with the provisions of the Plan, as the Committee shall determine in its sole discretion, including performance conditions for the exercise or vesting of an Award, terms requiring forfeiture of Awards in the event of Termination of Service by the Participant or other events or actions by the Participant, terms for deferred payment or other settlement of an Award, and terms permitting a Participant to make elections relating to his or her Award. Such terms and conditions need not be uniform among types of Awards nor among Eligible Persons receiving the same type of Award. The Committee shall retain full power and discretion with respect to any term or condition of an Award that is not mandatory under the Plan. The Committee shall require the payment of lawful consideration for an Award to the extent necessary to satisfy the requirements of the Delaware General Corporation Law, and may otherwise require payment of consideration for an Award except as limited by the Plan.

6.03 Award Agreement. To the extent not set forth in the Plan, the terms and conditions of each Award shall be set forth in an Award Agreement.

6.04 Vesting; Termination of Service. The Committee may determine and set forth in the Award Agreement the vesting schedule for the Award and the extent to which an Award not vested shall be forfeited or shall terminate upon a Participant's Termination of Service. No award granted under the Plan on or after January 17, 2018, shall become exercisable or vested prior to the one-year anniversary of the date of grant; provided, however, that, such restriction shall

not apply to awards granted under this Plan with respect to the number of shares of Stock which, in the aggregate, does not exceed five percent (5%) of the total number of shares available for awards under this Plan as of January 17, 2018. This Section 6.04 shall not restrict the right of the Committee to accelerate or continue the vesting or exercisability of an award upon or after a Change in Control or termination of employment or otherwise pursuant to Section 4.01 or 6.04(e) of the Plan. Subject to the below subsections, Awards held by a Participant upon Termination of Service shall be treated as set forth in the applicable Award Agreement, based on the determination by the Committee in its sole discretion of the reason for Termination of Service:

(a) *Cause.* Upon a Participant's Termination of Service for Cause, all Awards (whether or not then vested or forfeitable under the terms of the Award) shall be forfeited and terminate. In the event that within one year after Termination of Service a Participant commits an act or omission that would be Cause, or it is discovered that the Participant has committed such act or omission before Termination of Service, then the Committee may in its discretion determine that the Termination of Service shall be deemed to have occurred for Cause.

(b) *Automatic Extended Exercisability in Certain Cases.* Notwithstanding the foregoing provisions of this Section or the applicable Award Agreement, if the date a vested Award would otherwise terminate is a date that the Participant is prohibited from exercising the Award under the Company's insider trading policy or such other conditions under applicable securities laws as the Committee shall specify, the term of the Award, to the extent vested, shall be extended to the second business day after the Participant is no longer so prohibited from exercising the Award, but in no event shall the Award be extended beyond the original stated term of the Award.

(c) *Automatic Exercise in Certain Cases.* In addition, if determined by the Committee in its discretion, on such terms and conditions and under such circumstances as the Committee shall establish, which may be applied differently among Participants or Awards, Options and SARs will be deemed exercised by the Grantee (or in the event of the death of or authorized transfer by the Grantee by the beneficiary or transferee) on the expiration date of the Option or SAR using a net share settlement (or net settlement) method of exercise to the extent that as of such expiration date the Option or SAR is vested and exercisable and the per share exercise price of the Option or SAR is below the Fair Market Value of a share of Stock on such expiration date.

(d) *Waiver by Committee.* Notwithstanding the foregoing provisions of this Section, the Committee may in its sole discretion as to all or part of any Award as to any Participant, at the time the Award is granted or thereafter, which treatment need not be uniform among Participants, determine that Awards shall become exercisable or vested upon a Termination of Service, determine that Awards shall continue to become exercisable or vested in full or in installments after Termination of Service, extend the period for exercise of Options or SARs following Termination of Service (but not beyond the original stated term of the Option or SAR), or provide that any Performance Based Award shall in whole or in part not be forfeited upon such Termination of Service.

6.05 Nontransferability of Awards.

(a) During the Participant's lifetime, each Award and each right under any Award shall be exercisable only by the Participant or, if permissible under applicable law, by the Participant's guardian or legal representative, or by a transferee receiving such Award pursuant to a domestic relations order issued by a court with jurisdiction over the Company, requiring the transfer of the Award. Nothing herein shall be construed as requiring the Committee to honor a domestic relations order except to the extent required under applicable law.

(b) No Award (prior to the time, if applicable, unrestricted shares of Stock are delivered in respect of such Award or Restricted Stock becomes unrestricted), and no right under any Award, may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a Participant otherwise than by will or by the laws of descent and distribution (or in the case of Restricted Stock Shares, by transfer to the Company); and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance shall be void and unenforceable against the Company or any Affiliate.

(c) Notwithstanding subsections (a) and (b) above, a Participant may transfer a Nonstatutory Option or SAR for no consideration to a Permitted Transferee in accordance with rules and subject to such conditions as may be specified by the Committee in the Award Agreement or in the

Committee's rules or procedures of general application. For this purpose, a "Permitted Transferee" in respect of any Participant means any member of the Immediate Family of such Participant, any trust of which all of the primary beneficiaries are such Participant or members of his or her Immediate Family, or any partnership (including limited liability companies and similar entities) of which all of the partners or members are such Participant or members of his or her Immediate Family; and the "Immediate Family" of a Participant includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, any person sharing the employee's household (other than a tenant or employee), a trust in which these persons have more than fifty percent of the beneficial interest, a foundation in which these persons (or the employee) control the management of assets, and any other entity in which these persons (or the employee) own more than fifty percent of the voting interests. Such Award may be exercised by such transferee in accordance with the terms of such Award. Following the transfer of a Nonstatutory Stock Option or SAR to a Permitted Transferee, the Permitted Transferee shall have all of the rights and obligations of the Participant to whom the Award was granted and such Participant shall not retain any rights with respect to the transferred Award, except that (i) the payment of any tax attributable to the exercise of the Nonstatutory Stock Option or SAR shall remain the obligation of the Participant, (ii) the period during which the Nonstatutory Stock Option or SAR shall become exercisable or remain exercisable shall depend on the service of the original Participant and the circumstances of his or her Termination of Service. A Permitted Transferee may not again transfer an Award to another Permitted Transferee.

(d) If for any reason an Award is exercised or shares of Stock are to be delivered or payment is to be made under any Award to a person other than the original Participant, the person exercising or receiving delivery or payment under such Award shall, as a condition to such exercise, delivery or receipt, supply to the Committee such evidence as the Committee may reasonably require to establish the identity of such person and such person's right to exercise or receive delivery or payment under such Award. A Permitted Transferee or other transferee, Beneficiary, guardian, legal representative or other person claiming any rights under the Plan from or through any Participant shall be subject to the provisions of the Plan and any applicable Award Agreement, except to the extent the Plan and Award Agreement otherwise provide with respect to such persons, and to any additional restrictions or limitations deemed necessary or appropriate by the Committee.

6.06 Cancellation and Rescission of Awards. Unless the Award Agreement specifies otherwise, the Committee may cancel, rescind, suspend, withhold, or otherwise limit or restrict any unexercised Award at any time if the Participant is not in compliance with all applicable provisions of the Award Agreement and the Plan.

6.07 Stand-Alone, Tandem and Substitute Awards.

(a) Awards granted under the Plan may, in the discretion of the Committee, be granted either alone or in addition to, in tandem with, or in substitution for, any other Award granted under the Plan; provided that if the stand-alone, tandem or substitute Award is intended to qualify as performance-based compensation under Section 162(m) of the Code, it must separately satisfy the requirements for performance-based compensation. If an Award is granted in substitution for another Award or any non-Plan award or benefit, the Committee shall require the surrender of such other Award or non-Plan award or benefit in consideration for the grant of the new Award. Awards granted in addition to or in tandem with other Awards or non-Plan awards or benefits may be granted either at the same time as or at a different time from the grant of such other Awards or non-Plan awards or benefits.

(b) The Committee may, in its discretion and on such terms and conditions as the Committee considers appropriate in the circumstances, grant Awards under the Plan ("Substitute Awards") in substitution for stock and stock-based awards ("Acquired Entity Awards") held immediately prior to such merger, consolidation or acquisition by employees or directors of another corporation or entity who become Eligible Persons as the result of a merger or consolidation of the employing corporation or other entity (the "Acquired Entity") with the Company or an Affiliate or the acquisition by the Company or an Affiliate of property or stock of the Acquired Entity, in order to preserve for such newly Eligible Persons the economic value of all or a portion of such Acquired Entity Award, at such price as the Committee determines necessary to achieve preservation of economic value.

6.08 Deferred Awards. The Committee may provide in an Award Agreement that the Award shall be in whole or in part a Deferred Award. In addition, the Committee may provide, in a manner specified by the Committee in the Award Agreement or in the Committee's rules and procedures of general application, that a Participant may elect to defer settlement of an Award so that the Award becomes a Deferred Award, subject to the following terms and to such additional terms and conditions as the Committee shall designate in its discretion:

(a) *Deferral Elections.* An election to defer an Award shall be made on or before December 31 of the calendar year preceding the calendar year in which the Award is granted, on a form (which may be electronic) authorized by the Committee, and except as provided in Section 7.07 shall not carry over from year to year unless the Committee timely provides otherwise. Such election shall become irrevocable for the period to which it applies as of the last date for making such election. The deferral election shall include (i) the designation and portion of the Award to be deferred, (ii) the date on which settlement of the deferred Award shall be made or commence (which may be a fixed date such as the Participant's attainment of a particular age, the Participant's Termination of Service for any reason, or such other dates or circumstances as may be required or permitted by the Committee); and (iii) whether settlement shall be made on a single date or in installments over a period and subject to such terms and conditions as may be set by the Committee at the time of the deferral election. If there is no election as to form of settlement, then settlement shall be made no later than 90 days following the date designated in (ii), in a lump sum in cash, shares of Stock, or such other medium as the Committee may designate.

(b) *New Participants.* Notwithstanding subsection (a) above, the Committee may permit a deferral election to be made by a Participant who was never previously eligible to defer an Award and was never previously eligible to defer compensation under any other plan required by Section 409A of the Code to be aggregated with deferrals of Awards under this Plan. Such an individual's deferral election shall be made within 30 days of the grant of the Award and shall be effective only with respect to a fractional portion of the Award determined by multiplying (separately with respect to each applicable vesting date), the grant date value of the number of applicable portion of shares of Stock (or other portion of an Award not denominated in shares of Stock) vesting on such vesting date by a fraction, the numerator of which is the number of calendar days between the date the deferral election is received by the Committee and the date such Award (or portion thereof) vests, and the denominator of which is the total number of calendar days between the grant date and the vesting date.

(c) *Performance-Based Compensation.* Notwithstanding subsection (a) above, the Committee may permit a deferral election to be made by a Participant with respect to a Performance Award on or before a date that is at least six months before the end of the applicable performance period of at least 12 months, provided the Participant has continuously performed services from the later of the beginning of the performance period or the date the performance criteria are established (provided they are established within 90 days of the beginning of the performance period) through the date such election is made, and provided that the compensation to be paid under the Performance Award is not at the time of the election readily ascertainable within the meaning of Treas. Reg. § 1.409A-2(a)(8).

(d) *Awards Vesting in More than Twelve Months.* Notwithstanding subsection (a) above, the Committee may permit a deferral election to be made by a Participant with respect to an Award that is subject to a condition requiring the Participant to continue to remain employed for a period of at least 12 months from the date of the grant. Such a

deferral election, if permitted, must be made on or before the 30th day after the grant date, provided that the election is made at least 12 months in advance of the earliest vesting date (other than vesting on account of death or a Change in Control).

(e) *Dividend Equivalents on Deferred Awards.* To the extent specified in the Award Agreement, Dividend Equivalents may be credited to deferred Awards (other than Options and SARs) during the deferral period, subject to such terms and conditions as the Committee shall specify.

VII. Specific Provisions for Awards

7.01 Options. The Committee is authorized to grant Options to Eligible Persons on the following terms and conditions:

(a) *Exercise Price.* The exercise price per share of Stock purchasable under an Option (including both ISOs and Nonstatutory Options) shall be determined by the Committee, provided that such exercise price shall be not less than the Fair Market Value of a share of Stock on the date of grant of such Option.

(b) *Option Term; Time and Method of Exercise.* The Committee shall determine the term of each Option, which in no event shall exceed a period of ten years from the date of grant. The Committee shall determine the time or times at which or the circumstances under which an Option may be exercised in whole or in part (including based on achievement of performance goals and/or future service requirements), the methods by which such exercise price may be paid or deemed to be paid and the form of such payment, including, without limitation, cash, Stock (including Stock deliverable upon exercise), Restricted Stock or other property that does not have a deferral feature, other Awards or awards granted under other plans of the Company or any Affiliate, or other property (including through "net exercise" or "cashless exercise" arrangements, to the extent permitted by applicable law), and the methods by or forms in which Stock will be delivered or deemed to be delivered in satisfaction of Options.

(c) *Incentive Stock Options.*

 (i) Only employees (as determined in accordance with Section 3401(c) of the Code) of the Company or any of its subsidiaries may be granted Incentive Stock Options. For this purpose, "subsidiary" means any company (other than the Company) in an unbroken chain beginning with the Company; provided each company in the unbroken chain (other than the Company) owns, at the time of determination, stock

possessing 50% or more of the total combined voting power of all classes of stock in one of the other companies in such chain.

 (ii) If and to the extent that the aggregate Fair Market Value of the Stock (determined as of the date of grant) with respect to which a Participant's Incentive Stock Options are exercisable for the first time during any calendar year exceeds $100,000, such Options shall be treated as Nonstatutory Options. For purposes of applying this limitation, Incentive Stock Options shall be taken into account in the order in which they were granted.

 (iii) No Incentive Stock Option shall be granted more than 10 years after the earlier of the adoption of the Plan or shareholder approval of the Plan; provided that after the initial adoption of the Plan, such 10-year period shall be measured from the earlier of a subsequent amendment of the Plan requiring shareholder approval or shareholder approval of the Plan as so subsequently amended.

 (iv) Award Agreements evidencing Incentive Stock Options shall contain such other terms and conditions as may be necessary to comply with the applicable provisions of Section 422 of the Code.

7.02 Stock Appreciation Rights. The Committee is authorized to grant SARs to Eligible Persons. The Committee shall determine the term of each SAR, provided that in no event shall the term of an SAR exceed a period of ten years from the date of grant. The Committee shall determine at the date of grant or thereafter, the time or times at which and the circumstances under which an SAR may be exercised in whole or in part (including based on achievement of performance goals and/or future service requirements), the method of exercise, method of settlement, form of consideration payable in settlement (whether cash, Stock,

 

or other property), and the method by or forms in which Stock will be delivered or deemed to be delivered to Participants, whether or not an SAR shall be free-standing or in tandem or combination with any other Award.

7.03   Restricted Stock Shares. The Committee is authorized to grant Restricted Stock Shares to Eligible Persons on the following terms and conditions:

(a)   *Grant and Restrictions.* Restricted Stock Shares shall be subject to such restrictions on transferability, risk of forfeiture and other restrictions, if any, as the Committee may impose, which restrictions may lapse separately or in combination at such times, under such circumstances (including based on achievement of performance goals and/or future service requirements), in such installments or otherwise and under such other circumstances as the Committee may determine at the date of grant or thereafter. A Participant shall pay such consideration for the Restricted Stock Shares as the Committee may require, which shall not be less than the par value of the Restricted Stock Shares on the date of grant unless the Restricted Stock Shares are to be settled in Treasury shares. Section 10.04(b) (restricting elections under Section 83(b)of the Code) shall apply to Restricted Stock Shares except to the extent provided in the Award Agreement. Except to the extent restricted under the terms of the Plan and any Award Agreement relating to the Restricted Stock Shares, a Participant granted Restricted Stock Shares shall have all of the rights of a shareholder, including the right to vote the Restricted Stock Shares and the right to receive dividends thereon (subject to subsection (c) below).

(b)   *Evidence of Stock Ownership.* Restricted Stock Shares granted under the Plan may be evidenced in such manner as the Committee shall determine, including appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company. If certificates representing Restricted Stock Shares are registered in the name of the Participant, the Committee may require that such certificates bear an appropriate legend referring to the terms, conditions and restrictions applicable to such Restricted Stock Shares, that the Company retain physical possession of the certificates, and that the Participant deliver a stock power to the Company, endorsed in blank, relating to the Restricted Stock Shares.

(c)   *Dividends and Splits.* Any cash dividends paid on a Restricted Stock Share shall be automatically reinvested in additional Restricted Stock Shares or held in kind, which shall be subject to the same terms as applied to the original Restricted Stock to which it relates. Unless otherwise determined by the Committee, cash, shares of Stock or other property distributed in connection with a stock split or stock dividend, and other property distributed as a non-

cash dividend, shall be subject to restrictions and a risk of forfeiture to the same extent as the Restricted Stock Shares with respect to which such Stock or other property has been distributed.

7.04   Restricted Stock Units. The Committee is authorized to grant RSUs to Eligible Persons, subject to the following terms and conditions:

(a)   *Award and Restrictions.* RSUs shall be subject to restrictions constituting a Substantial Risk of Forfeiture, which conditions may be time-based or performance-based. Unless deferred pursuant to Section 6.08, settlement of RSUs by delivery of cash, shares of Stock, or other property, as specified in the Award Agreement, shall occur upon the lapse of the Substantial Risk of Forfeiture, but no later than within two and one-half months after the last day of the calendar year in which the Substantial Risk of Forfeiture lapses. In addition, RSUs shall be subject to such restrictions on transferability and other restrictions, if any, as the Committee may impose, which restrictions may lapse at the same time as the Substantial Risk of Forfeiture or at earlier or later specified times, separately or in combination, in installments or otherwise, and under such other circumstances as the Committee may determine at the date of grant or thereafter. Except as restricted under the terms of the Plan, and any Award Agreement relating to the RSUs, prior to settlement a Participant granted RSUs shall have the right to receive dividend equivalents thereon pursuant to subsection (b) but shall have no right to vote respecting the RSUs or any other rights of a shareholder.

(b)   *Dividend Equivalents.* Unless otherwise determined by the Committee, Dividend Equivalents on RSUs shall be automatically deemed reinvested in RSUs and shall be paid when the RSUs to which they relate are settled. Notwithstanding the foregoing, Dividend Equivalents shall be forfeited if the RSUs to which they relate are forfeited or otherwise not earned. Unless otherwise determined by the Committee, cash, shares of Stock or other property distributed in connection with a stock split or stock dividend, and other property distributed as a dividend, shall be subject to restrictions and a risk of forfeiture to the same extent as the RSUs with respect to which such Stock or other property has been distributed.

7.05   Dividend Equivalents. The Committee is authorized to grant Dividend Equivalents to an Eligible Person, entitling the Participant to receive cash, shares of Stock, other Awards, or other property equivalent to all or a portion of the dividends paid with respect to a specified number of shares of Stock. Dividend Equivalents may be awarded on a freestanding basis or in connection with another Award. The Committee may provide that Dividend Equivalents shall be paid or distributed when accrued or shall be deemed to have been reinvested in additional Stock, Awards, or other investment vehicles, and subject to restrictions on transferability, risks of forfeiture and such other terms as the Committee may specify with due regard to the applicability of Section 409A of the Code. Notwithstanding the foregoing, (a) Dividend Equivalents shall not be provided with respect to Options or Stock Appreciation Rights, and (b) any Dividend Equivalents associated with a Performance Award shall be forfeited to the extent the Performance Award is forfeited or otherwise not earned.

7.06 Performance Shares and Performance Units. The Committee is authorized to grant Performance Shares and Performance Units to Eligible Persons, subject to the following terms and conditions:

(a) Performance Shares shall be denominated in shares of Stock. Performance Units shall be denominated in dollars and have an initial value that is established by the Committee at the time of grant. The Committee shall set performance goals in its discretion which, depending on the extent to which they are met, will determine the number and/or value of Performance Units or Performance Shares that will be paid out to the Participant, and shall set a Performance Period in accordance with Section 8.01.

(b) After the applicable Performance Period has ended, the holder of Performance Units or Performance Shares shall be entitled to receive payout on the number and value of Performance Units/Shares earned by the Participant over the Performance Period, to be determined as a function of the extent to which the corresponding performance goals have been achieved.

(c) Unless the Performance Shares or Performance Units are deferred as provided in Section 6.08, payment of earned Performance Units and Performance Shares shall be made in a single lump sum, as soon as practicable after the Committee has certified the number of Performance Units or Performance Shares earned for the Performance Period, but in no event later than within two and one-half months after the last day of the calendar year in which the Participant's rights to such Units/Shares have become vested and nonforfeitable and the Substantial Risk of Forfeiture has lapsed. Except as otherwise provided in an Award Agreement, the Committee shall pay earned Performance Shares in Stock but may in its sole discretion pay earned Performance Units in the form of cash or in Stock (or in a combination thereof) which have an aggregate Fair Market Value equal to the value as of the date of distribution of the number of earned Performance Units at the close of the applicable Performance Period. Such Stock may be made subject to any further restrictions deemed appropriate by the Committee.

(d) Unless otherwise provided in the Award Agreement, Participants shall be entitled to receive Dividend Equivalents paid with respect to Stock which has been earned and become vested as of the close of the performance period in connection with grants of Performance Units or Performance Shares but not yet distributed to Participants, such dividends to be subject to the same terms and conditions as apply to dividends earned with respect to RSUs as set forth in Section 7.04(b).

7.07 Annual Equity Grants, Deferred Stock Units and Deferrals for Non-Employee Directors.

(a) Unless the Board sets a different equity award policy for Non-Employee Directors, but subject to the limitation in Section 5.01(b), on the date specified by the Board of each year, each Non-Employee Director shall receive a fully vested annual grant of shares of Stock (an "Annual Equity Grant"), with the number determined by dividing a dollar amount by the Fair Market Value of a share of Stock on the date of the Annual Equity Grant. If the Non-Employee Director has then not served for the full period since the date of the prior Annual Equity Grant, his or her Annual Equity Grant shall be a pro-rata grant based on the full months of service as a Non-Employee Director since the date of the prior Annual Equity Grant. The dollar amount shall be $190,000 or such lesser or greater amount as may be approved by the Committee from time to time as part of its periodic evaluation of Non-Employee Director compensation. Unless deferred under subsection (b) below, the Annual Equity Grant shall be immediately distributed in Stock.

(b) A Non-Employee Director may elect to defer all or any part (in 10% increments) of his or her Annual Equity Grant into either deferred stock units ("DSUs") or, to the extent permitted by the Committee, into the account (the "Deferred Cash Compensation Account") established under subsection (c) below.

(i) An election to defer the Annual Equity Grant shall be made on or before December 31 of the calendar year preceding the calendar year in which the 12-month period over which the Annual Equity Grant is earned begins (except for a new Non-Employee Director, in which event Section 6.08(b) shall apply), on a form (which may be electronic) authorized by the Committee. Notwithstanding the foregoing, if an Annual Equity Grant is subject to a condition requiring the Non-Employee Director to remain in continuous service for a period of at least 12 months, the Non-Employee Director may elect to defer such Annual Equity Grant on or before the 30th day after the first day of such period, provided that the election is made at least 12 months in advance of the earliest vesting date (other than vesting on account of death or a Change in Control). An election to defer an Annual Equity Grant shall become irrevocable for the period to which it applies as of the last date for making such election. Notwithstanding Section 6.08(a), a deferral election under this subsection (b) shall carry over from year to year, unless changed or revoked at the same time and in the same manner as a deferral election could be made under this subsection (b). The deferral election shall include (i) the designation and portion of the Annual Equity Grant to be deferred, (ii) whether it shall be deferred into DSUs or, if permitted by the Board, into the Deferred Cash Compensation Account and (iii) to the extent the Non-Employee Director elects an alternative time and form of payment pursuant to clause (iv) of this Section 7.07(b) or clause (iv) of Section 7.07(c), below, the time and form of payment of the Non-Employee Director's DSUs or Deferred Cash Compensation Account, as applicable.

(ii) The value of any DSU at any time shall be the Fair Market Value of one share of Stock. Prior to the conversion of DSUs to a cash-denominated deferral account pursuant to clause (iii) below or the settlement of DSUs in Stock, Dividend Equivalents shall be earned on DSUs and converted into additional DSUs based on the Fair Market Value of the Stock on the date the dividends are converted.

(iii) Except to the extent a Non-Employee Director elects an alternative time and form of payment pursuant to clause (iv) below, DSUs will be converted to a cash-denominated deferral account as of the date of the Non-Employee Director's Termination of Service, in an amount equal to the Fair Market Value of the DSUs as of such date, and such account shall be paid out in cash in two installments. The first installment shall be paid within 30 days after the date of the Non-Employee Director's Termination of Service in an amount equal to one-half of the value of such deferral account. The second installment shall be paid on the first annual anniversary of the first installment payment in an amount equal to the remaining value of such deferral account; provided that during the period beginning on the date of the Non-Employee Director's Termination of Service and prior to payment of the second installment, such account will be credited with interest on a monthly basis at a monthly compounding rate (the "Prime Borrowing Rate") equal to the prime lending rate of interest in effect as of the first business day of that month as quoted by the Company's then-current lending bank financing source for commercial borrowings.

(iv) In lieu of the time and form of payment prescribed by clause (iii) above, a Non-Employee Director may elect either or both of the following: (A) that all of his or her DSUs be paid or commence within 30 days after the date of the Non-Employee Director's Termination of Service and be paid in the form of a lump-sum distribution or in annual installments payable over a period of five, 10 or 15 years and/or (B) that all of his or her DSUs be credited and paid in the form of an equal number of shares of Stock; provided that if a Non-Employee Director has previously made an election to defer any Annual Equity Grants in the form of DSUs, (x) any subsequent election with respect to the time or form of payment pursuant to clause (A) above shall not take effect until the 12-month anniversary of the date of such election, and shall take effect only if the previously-scheduled payment date does not occur within such 12-month period, and (y) the Non-Employee Director must elect that, notwithstanding clause (A) above, the DSUs be paid or commence on a date that is at least five years after the date on which the DSUs otherwise would have been paid or commenced and in no event shall installments continue later than 15 years after the date of such Non-Employee Director's Termination of Service. For purposes of Section 409A of the Code, a right to receive installment payments pursuant to this Section 7.07(b) shall be treated as a right to receive a single payment. Unless the Non-Employee Director elects to receive a distribution in the form of shares of Stock, then following the date of the Non-Employee Director's Termination of Service and prior to the date on which the DSUs are paid in full, the unpaid DSUs will be credited with interest on a monthly basis at the Prime Borrowing Rate. If a Non-Employee Director elects to receive his or her DSUs in the form of installments, and the value of such DSUs is less than $10,000 as of the date of such Non-Employee Director's Termination of Service or any anniversary thereof, then the unpaid portion of such Non-Employee Director's DSUs shall be distributed to such Non-Employee Director in a lump-sum distribution. Within 90 days after the date of a Non-Employee Director's death, all unpaid installments shall accelerate and be paid to the Non-Employee Director's beneficiary or estate in a lump sum payment.

(c) A Non-Employee Director may elect to defer all or any part (in 10% increments) of his or her annual retainer, committee fees, meeting fees, or any similar fees for service as a Non-Employee Director ("Directors Fees"), plus, to the extent permitted by the Board, all or any portion (in 10% increments) of his or her Annual Equity Grant, into a Deferred Cash Compensation Account.

(i) An election to defer Directors Fees into the Deferred Cash Compensation Account shall be made on or before December 31 of the calendar year preceding the calendar year in which the Directors Fees are earned (except for a new Non-Employee Director, in which event Section 6.08(b) shall apply), on a form (which may be electronic) authorized by the Committee. Such election shall become irrevocable for the period to which it applies as of the last date for making such election. Notwithstanding Section 6.08(a), a deferral election under this subsection (c) shall carry over from year to year, unless changed or revoked at the same time and in the same manner as a deferral election could be made under this subsection (c). The deferral election shall include (i) the designation and portion of the Directors Fees to be deferred and (ii) to the extent the Non-Employee Director elects an alternative time of payment pursuant to clause (iv) below, the time of payment of the Non-Employee Director's Deferred Cash Compensation Account.

(ii) The Deferred Cash Compensation Account shall accrue interest on a monthly basis at a monthly compounding rate equal to 120% of the applicable federal midterm rate (as determined under Section 1274(d) of the Code) until the Non-Employee Director's Termination of Service.

(iii) Except to the extent a Non-Employee Director elects an alternative time of payment pursuant to clause (iv) below or, if permitted by the Board, Section 7.07(b) above, the Deferred Cash Compensation Account will be paid out in cash in two installments. The first installment shall be paid within 30 days after the date of the Non-Employee Director's Termination of Service in an amount equal to one-half of the balance of his or her Deferred Cash Compensation Account. The second installment shall be paid on the first annual anniversary of the first installment payment in an amount equal to the remaining balance of the Non-Employee Director's Deferred Cash Compensation Account. Following the date of the Non-Employee Director's Termination of Service and prior to the payment of the second installment, the Deferred Cash Compensation Account will be credited with interest on a monthly basis at Prime Borrowing Rate.

(iv) In lieu of the time of payment prescribed by clause (iii) above, a Non-Employee Director may elect that all of his or her Deferred Cash Compensation Account be paid or commence within 30 days after the date of the Non-Employee Director's Termination of Service and be paid in the form of a lump sum distribution or in annual installments payable over a period of five, 10 or 15 years; provided that if a Non-Employee Director has previously made an election to defer any Directors Fees or Annual Equity Grants to his or her Deferred Cash Compensation Account, (x) any subsequent election with respect to the time of payment pursuant to this clause (iv) shall not take effect until the 12-month anniversary of the date of such election, and shall take effect only if the previously scheduled payment date does not occur within such 12-month period, and (y) the Non-Employee Director must elect that, notwithstanding clause (A) above, the Deferred Cash Compensation Account be paid or commence on a date that is at least five years after the date on which the Deferred Cash Compensation Account otherwise would have been paid or commenced and in no event shall installments continue later than 15 years after the date of such Non-Employee Director's Termination of Service. For purposes of Section 409A of the Code, a right to receive installment payments pursuant to this Section 7.07(c) shall be treated as a right to receive a single payment. Following the date of the Non-Employee Director's Termination of Service and prior to full payment of the Deferred Cash Compensation Account, the Deferred Cash Compensation Account will be credited with interest on a monthly basis at the Prime Borrowing Rate. If a Non-Employee Director elects to receive his or her Deferred Cash Compensation Account in the form of installments, and the value of such Deferred Cash Compensation Account is less than $10,000 as of the date of such Non-Employee Director's Termination of Service or any anniversary thereof, then the unpaid portion of such Non-Employee Director's Deferred Cash Compensation Account shall be distributed to such Non-Employee Director in a lump-sum distribution. Within 90 days after the date of a Non-Employee Director's death, all unpaid installments shall accelerate and be paid to the Non-Employee Director's beneficiary or estate in a lump sum payment.

(d) Annual Equity Grants, Deferred Stock Units, and the Deferred Cash Compensation Account, shall be fully vested at all times.

(e) The Board may from time to time establish other compensation and deferral arrangements for Nonemployee Directors in addition to or in lieu of the program outlined above in this Section 7.07.

7.08 Bonus Stock and Other Awards. The Committee is authorized, subject to limitations under applicable law, to grant to Eligible Persons other Awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to,

 

shares of Stock or factors that may influence the value of shares of Stock, including, without limitation, convertible or exchangeable debt securities, other rights convertible or exchangeable into shares of Stock, purchase rights for shares of Stock, Awards with value and payment contingent upon performance of the Company or business units thereof or any other factors designated by the Committee, and Awards valued by reference to the book value of shares of Stock or the value of securities of or the performance of specified subsidiaries or Affiliates or other business units. The Committee is authorized to grant shares of Stock as a bonus, or to grant shares of stock or other Awards in lieu of obligations of the Company or an Affiliate to pay cash or deliver other property under the Plan or under other plans or compensatory arrangements, subject to such terms as

shall be determined by the Committee. The Committee shall determine the terms and conditions of such Awards, which may include the right to elective deferral thereof, subject to such terms and conditions as the Committee may specify in its discretion. Stock delivered pursuant to an Award in the nature of a purchase right granted under this Section shall be purchased for such consideration, paid for at such times, by such methods, and in such forms, including, without limitation, cash, shares of Stock, other Awards, or other property, as the Committee shall determine, subject to any applicable restrictions of this Plan.

7.09 **Cash Awards**. The Committee is authorized to grant cash Awards to Eligible Persons as a bonus on such terms and condition as the Committee shall determine, subject to any applicable restrictions of this Plan.

VIII. Performance Awards

8.01 **Performance Awards Generally**. The Committee is authorized to grant any Award in the form of a Performance Award. Performance Awards may be denominated as a cash amount, number of shares of Stock, or specified number of other Awards or property (or a combination) which may be earned upon achievement or satisfaction of performance conditions specified by the Committee over a performance period established by the Committee. In addition, the Committee may specify that any other Award shall constitute a Performance Award by conditioning the right of a Participant to exercise the Award or have it settled, and the timing thereof, upon achievement or satisfaction of such performance conditions as may be specified by the Committee. The Committee may use such business criteria and other measures of performance as it may deem appropriate in establishing any performance conditions. After the end of each performance period, the Committee shall determine the amount, if any, of the Performance Award for that performance period payable to each Participant. The Committee may, in its discretion, determine that the amount payable to any Participant as a Performance Award shall be reduced from the amount of his or her potential Performance Award, including a determination to make no final Award whatsoever, and may exercise its discretion to increase the amounts payable under any Performance Award, except as limited under Section 8.02 (relating to Performance Awards intended to qualify as "performance-based compensation" under Section 162(m)) of the Code. The Committee shall specify the circumstances in which such Performance Awards shall be paid or forfeited in the event of Termination of Service by the Participant or other event (including a Change in Control) prior to the end of a performance period or otherwise prior to settlement of such Performance Awards. Settlement of Performance Awards shall be in cash,

Stock, other Awards or other property, as provided in the Award Agreement in the discretion of the Committee.

8.02 **Performance Awards Under Section 162(m) of the Code**. If the Committee determines that a Performance Award should qualify as "performance-based compensation" for purposes of Section 162(m) of the Code, the grant, exercise and/or settlement of such Performance Award shall be contingent upon achievement of one or more pre-established performance goals and shall be subject to other terms set forth in this Section 8.02.

(a) *Performance Goal Generally*. The performance goal for Performance Awards intended to qualify as "performance-based compensation" for purposes of Section 162(m) of the Code shall consist of one or more of the business criteria listed in Section 8.03, including or excluding the adjustments described in Section 8.03, and a targeted level or levels of performance with respect to each of such criteria, as specified by the Committee consistent with this Article VIII. The Performance Award may also have threshold levels of performance (below which no Performance Award shall be paid) and maximum levels of Performance Award, regardless of the degree to which the actual performance exceeds the target level. The performance goal shall be objective. Any performance goal may be established for one performance period or averaged over time, as the Committee may deem appropriate. Performance may, but need not be, based on a change or an increase or positive result. Performance goals may differ for Performance Awards granted to any one Eligible Person or to different Eligible Persons. The targeted level or levels of performance with respect to such business criteria may be established at such levels and in such terms as the Committee may determine, in its discretion, including in absolute terms, as a goal relative to performance in prior periods, or as a goal compared to the performance of one or more comparable companies or an index covering multiple companies.

(b) *Performance Period; Timing for Establishing Performance Goals; Per-Person Limit.* Achievement of performance goals in respect of a Performance Award intended to qualify for the "performance-based compensation" exception under Section 162(m) of the Code shall be measured over a performance period specified by the Committee. A performance goal shall be established not later than the earlier of (A) 90 days after the beginning of any performance period applicable to such Performance Award or (B) the time 25% of such performance period has elapsed. The level of attainment of performance goals be substantially uncertain at the time such goals are established, as required under Treas. Reg. § 1.162-27. In all cases, the maximum Performance Award of any Participant intended to qualify for the "performance-based compensation" exception under Section 162(m) of the Code shall be subject to the per-person limitation set forth in Section 5.03.

(c) *Performance Award Pool.* The Committee may establish a Performance Award pool, which shall be an unfunded pool, for purposes of measuring performance in connection with Performance Awards. The amount of such Performance Award pool shall be based upon the achievement of one or more performance goals based on one or more of the business criteria set forth in Section 8.02(b) during the performance period, as specified by the Committee. The Committee may specify the amount of the Performance Award pool as a percentage of any of such business criteria, a percentage thereof in excess of a threshold amount, or as another amount which need not bear a strictly mathematical relationship to such business criteria. The maximum amount payable to any Participant shall be a stated percentage of the bonus pool; provided the sum of such percentages shall not exceed 100%.

8.03 Performance Criteria. If the Committee determines that a Performance Award should qualify as "performance-based compensation" for purposes of Section 162(m) of the Code, the performance criteria shall be selected from among the following:

(a) Sales, on a corporate, divisional or unit basis, including (i) net sales; (ii) unit sales volume; (iii) aggregate product price; (iv) same store sales or (v) comparable store sales;

(b) Share price, including (i) market price per share; and (ii) share price appreciation;

(c) Earnings, on a corporate, divisional or unit basis, including (i) earnings per share, reflecting dilution of shares; (ii) gross or pre-tax profits; (iii) post-tax profits; (iv) operating profit; (v)

earnings net of or including dividends; (vi) earnings net of or including the after-tax cost of capital; (vii) earnings before (or after) interest and taxes ("EBIT"); (viii) earnings per share from continuing operations, diluted or basic; (ix) earnings before (or after) interest, taxes, depreciation and amortization ("EBITDA"); (x) pre-tax operating earnings after interest and before incentives, service fees and extraordinary or special items; (xi) operating earnings; (xii) growth in earnings or growth in earnings per share; and (xiii) total earnings;

(d) Return on equity, on a corporate, divisional or unit basis; including (i) return on equity; (ii) return on invested capital; (iii) return or net return on assets; (iv) return on net assets; (v) return on equity; (vi) return on gross sales; (vii) return on investment; (viii) return on capital; (ix) return on invested capital; (x) return on committed capital; (xi) financial return ratios; (xii) value of assets; and (xiii) change in assets;

(e) Cash flow(s), on a corporate, divisional or unit basis, including (i) operating cash flow; (ii) net cash flow; (iii) free cash flow; (iv) cash flow on investment;

(f) Revenue, on a corporate, divisional or unit basis, including (i) gross or net revenue; and (ii) changes in annual revenues;

(g) Margins, on a corporate, divisional or unit basis, including (i) adjusted pre-tax margin; and (ii) operating margins;

(h) Income, on a corporate, divisional or unit basis, including (i) net income; and (ii) consolidated net income,

(i) Economic value added;

(j) Costs, on a corporate, divisional or unit basis, including (i) operating or administrative expenses; (ii) operating expenses as a percentage of revenue; (iii) expense or cost levels; (iv) reduction of losses, loss ratios or expense ratios; (v) reduction in fixed costs; (vi) expense reduction levels; (vii) operating cost management; and (viii) cost of capital;

(k) Financial ratings, on a corporate, divisional or unit basis, including (i) credit rating; (ii) capital expenditures; (iii) debt; (iv) debt reduction; (v) working capital; (vi) average invested capital; and (vii) attainment of balance sheet or income statement objectives;

(l) Market or category share, on a corporate, divisional or unit basis, including (i) market share; (ii) volume; (iii) unit sales volume; and (iv) market share or market penetration with respect to specific designated products or product groups and/or specific geographic areas;

(m) Shareholder return, including (i) total shareholder return, stockholder return based on growth measures or the attainment of a specified share price for a specified period of time; and (ii) dividends; and

 

(n) Objective nonfinancial performance criteria on a corporate, divisional or unit basis, including (i) attainment of strategic and business goals; (ii) regulatory compliance; (iii) productivity and productivity improvements; (iv) inventory turnover, average inventory turnover or inventory controls; (v) net asset turnover; (vi) customer satisfaction based on specified objective goals or company-sponsored customer surveys; (vii) employee satisfaction based on specified objective goals or company-sponsored employee surveys; (viii) objective employee diversity goals; (ix) employee turnover; (x) specified objective environmental goals; (xi) specified objective social goals; (xii) specified objective goals in corporate ethics and integrity; (xiii) specified objective safety goals; (xiv) specified objective business integration goals; (xv) specified objective business expansion goals or goals relating to acquisitions or divestitures; and (xvi) succession plan development and implementation.

The Committee may provide in any Performance Award that any evaluation of performance shall include or exclude any of the following items: (1) asset write-downs; (2) litigation or claim judgments or settlements; (3) the effect of changes in tax laws, accounting principles, regulations, or other laws or regulations affecting reported results; (4) any reorganization and restructuring programs; (5) acquisitions or divestitures; (6) unusual nonrecurring, infrequently occurring or extraordinary items identified in the Company's audited financial statements, including footnotes; (7) annual incentive payments or other bonuses; or (8) capital charges.

8.04 **Settlement of Performance Awards**. Prior to settlement of a Performance Award intended to qualify as "performance-based compensation" for purposes of Section 162(m) of the Code, the Committee shall certify the level of attainment of performance goals and the satisfaction of other material terms of the Award upon which settlement of the Award was conditioned. The Committee may not exercise discretion to increase the amount payable to a covered employee (as defined in Section 162(m)(3)) of the Code in respect of a Performance Award intended to qualify as "performance-based compensation" for purposes of Section 162(m) of the Code. Any settlement which changes the form of payment from that originally specified shall be implemented in a manner such that the Performance Award and other related Awards intended to qualify for the "performance-based compensation" exception under Section 162(m) of the Code do not, solely for that reason, fail to qualify as "performance-based compensation" for purposes of Section 162(m) of the Code.

8.05 **Written Determinations**. Determinations by the Committee as to the establishment of performance goals, the amount potentially payable in respect of Performance Awards, the level of actual achievement of the specified performance goals, and the amount of any actual Performance Award shall be recorded in writing in the case of Performance Awards intended to qualify as "performance-based compensation" under Section 162(m) of the Code.

8.06 **Additional and Substitute Awards**. Awards granted under the Plan may, in the discretion of the Committee, be granted either in addition to, or in substitution or exchange for, any other Award or any award granted under another plan of the Company, any Affiliate, or any business entity acquired or to be acquired by the Company or an Affiliate. An Award may specify that the Participant is to receive payment from the Company or any Affiliate. Awards granted in addition to other Awards or awards may be granted either as of the same time as or a different time from the grant of such other Awards or awards.

8.07 **Interest**. Unless interest is specifically provided for in this Plan or the Award Agreement, no interest will be paid on Awards. The Award Agreement may include, without limitation, provisions for the payment or crediting of reasonable interest on installment or deferred payments or the granting or crediting of Dividend Equivalents or other amounts in respect of installment or deferred payments denominated in Stock.

8.08 **Exemptions from Section 16(b) Liability**. With respect to a Participant who is then subject to the reporting requirements of Section 16(a) of the Exchange Act in respect of the Company, the Committee shall grant Awards under the Plan and otherwise administer the Plan in a manner so that the grant and exercise of each Award with respect to such a Participant may qualify for an available exemption from liability under Rule 16b-3, Rule 16b-6, or otherwise not be subject to liability under Section 16(b), provided that this provision shall not be construed to limit sales or other dispositions by such a Participant (in connection with an exercise or otherwise), and shall not limit a Participant's ability to engage in other non-exempt transactions under the Plan. The Committee may authorize the Company to repurchase any Award or shares of Stock deliverable or delivered in connection with any Award in order to avoid a Participant who is subject to Section 16 of the Exchange Act incurring liability under Section 16(b). Unless otherwise specified by the Participant, equity securities or derivative securities acquired under the Plan which are disposed of by a Participant shall be deemed to be disposed of in the order acquired by the Participant.

IX.   Change in Control

9.01 **Committee Discretion for Awards that are not 409A Compensation**. Unless otherwise provided in the Award Agreement, in the event there is any Change in Control, the Committee may, in its discretion, with respect to any Award or agreement that is not 409A Compensation, without the consent of the Participant, provide for any or all of the following to occur:

(a) the assumption or substitution of, or adjustment to, such outstanding Award or agreement;

(b) acceleration of the vesting of such Award and termination of any restrictions or performance conditions on such Award; or

(c) the cancellation of such Award or agreement for a payment to the Participant in cash or other property in an amount determined by the Committee.

The Committee may provide for the preceding to occur immediately upon the Change in Control or upon the Termination of Service of the Participant initiated by the Company or an Affiliate other than for Cause within a fixed time following the Change in Control. In addition, with respect to any unexercised Option or SAR, the Committee may extend the period for exercising the vested portion thereof for a stated period following such a Termination of Service within such fixed time (but only during the stated term of the Option or SAR).

9.02 **Effect of Change in Control on 409A Compensation**. Unless otherwise provided at the time of grant of an Award providing for 409A Compensation, in the event there is a Change in Control, and within the one-year period thereafter, an affected Participant has a Termination of Service initiated by the Company or an Affiliate other than for Cause, then such Participant's outstanding Awards shall thereupon become fully vested, any restrictions or performance conditions on such Award shall thereupon lapse; and the Award shall be settled as promptly as practicable but no more than 30 days following such termination, subject to Section 10.12(b).

X.   General Provisions

10.01 **Additional Award Forfeiture Provisions**. The Committee may condition an Eligible Person's right to receive a grant of an Award, or a Participant's right to exercise an Award, to retain Stock, cash or other property acquired in connection with an Award, or to retain the profit or gain realized by a Participant in connection with an Award, including cash or other property received upon sale of Stock acquired in connection with an Award, upon the Participant's compliance with specified conditions relating to non-competition, confidentiality of information relating to the Company, non-solicitation of customers, suppliers, and employees of the Company, cooperation in litigation, non-disparagement of the Company and its officers, Directors and Affiliates, or other requirements applicable to the Participant, as determined by the Committee, at the time of grant or otherwise, including during specified periods following Termination of Service.

10.02 **Compliance with Legal and Other Requirements**.

(a) The Company may, to the extent deemed necessary or advisable by the Committee, postpone the issuance or delivery of Stock or payment of other benefits under any Award until completion of such registration or qualification of such Stock or other required action under any federal or state law, rule or regulation (including, without limitation, obtaining any approval, order or ruling from the Securities and Exchange Commission, the Internal Revenue Service or any other governmental agency that the Committee or the Company shall determine to be necessary or advisable), listing or other required action with respect to any stock exchange or automated quotation system upon which the Stock or other securities of the Company are listed or quoted, or compliance with any other obligation of the Company, as the Company may consider appropriate, and may require any Participant, as a condition of receiving payment under an Award or delivery of Stock under an Award, to make such representations and covenants, furnish such information and comply with or be subject to such other conditions as the Company deems necessary or advisable in connection with the issuance or delivery of Stock or payment of other benefits in compliance with applicable laws, rules, and regulations, listing requirements, or other obligations.

(b) Without limiting the generality of the foregoing, no Stock or other form of payment shall be delivered with respect to any Award unless the Company shall be satisfied based on the advice of its counsel that such issuance will be in compliance with applicable federal, state and other securities laws. All certificates, or book-entry accounts, for shares of Stock delivered under the Plan shall be subject to such stop-transfer orders and other restrictions as the Company may deem advisable under the rules, regulations and other requirements of the Securities and Exchange Commission, any stock exchange upon which Stock is then listed and any applicable federal, state or other securities laws, and the Company may cause a legend or legends to be placed on any such certificates, or notations on such book-entry accounts, to make appropriate reference to such restrictions. The foregoing provisions of this paragraph 10.02(b) shall not be effective with respect to Awards held by United States residents (a) if and to the extent that the shares of Stock delivered under the Plan are covered by an effective and current registration statement under the Securities Act of 1933, as amended, and the Stock is a "covered security" within the meaning of Section 18 of the Securities Act of 1933, as amended, or (b) if and so long as the Company determines that application of such provisions are no longer required or desirable. Without limiting the foregoing, the Committee may impose such restrictions, conditions or limitations as it determines appropriate as to the timing and manner of any resales by a Participant or other subsequent transfers by a Participant of any shares of Stock delivered under the Plan, including, without limitation, restrictions under the Company's insider trading policy and restrictions as to the use of a specified brokerage firm for such resales or other transfers.

10.03 **Designation of Beneficiary**. By written instrument filed with the Company during the Participant's lifetime in a manner specified by the Committee in the Award Agreement or in the Committee's rules and procedures of general application, each Participant may file with the Committee a written designation of one or more persons or revocable trusts as the Beneficiary who shall be entitled to receive the amount, if any, payable hereunder after the Participant's death or to exercise an Award or to receive settlement of an Award after the Participant's death. No such designation of Beneficiary shall be effective until filed with the Committee. A Participant may, from time to time, revoke or change his or her Beneficiary designation without the consent of any prior Beneficiary by filing a new designation with the Committee. The last such designation received by the Committee prior to the Participant's death shall be controlling. If no such Beneficiary designation is in effect at the time of the Participant's death, or if no designated Beneficiary survives the Participant, the Participant's estate shall be deemed to have been designated his or her Beneficiary and the executor or administrator thereof shall receive the amount, if any, payable hereunder and shall be entitled to exercise or receive settlement of an Award after the Participant's death. If the Committee is in doubt as to the right of any person as Beneficiary, the Company may retain any amount in question until the rights thereto are determined, or the Company may pay such amount into any court of appropriate jurisdiction and such payment shall be a complete discharge of the liability of the Company therefor.

10.04 **Tax Provisions**.

(a) *Withholding.* The Company and any Affiliate is authorized to withhold, at the time of grant or settlement or other time as appropriate, from any Award or Account, any payment relating to an Award or Account, including from a distribution of Stock, or any payroll or other payment to a Participant, amounts of withholding and other taxes required to be withheld by the Company or Affiliate. This authority shall include authority to withhold or receive Stock or other property and to make cash payments in respect thereof in satisfaction of the Company's (or an Affiliate's) withholding obligations in the discretion of the Committee. Unless the Committee otherwise specifies, Participants shall satisfy withholding tax amounts by having the Company (or an Affiliate) withhold from the Stock to be delivered upon exercise of an Option or vesting or settlement of a Stock Award that number of shares of Stock having a Fair Market Value equal to the amount to be withheld, and any additional withholding amount shall be satisfied in cash.

(b) *Required Consent to and Notification of Section 83(b) Election of the Code.* No election under Section 83(b) of the Code (to include in gross income in the year of transfer the amounts specified in Section 83(b) of the Code) or under a similar provision of the laws of a jurisdiction outside the United States may be made unless expressly permitted by the terms of the Award Agreement or by action of the Committee in writing prior to the making of such election. In any case in which a Participant is permitted to make such an election in connection with an Award, the Participant shall notify the Committee of such election within ten days of filing notice of the election with the Internal Revenue Service or other governmental authority, in addition to any filing and notification required pursuant to regulations issued under Section 83(b) of the Code or other applicable provision.

(c) *Requirement of Notification Upon Disqualifying Disposition Under Section 421(b) of the Code.* If any Participant shall make any disposition of shares of Stock delivered pursuant to the exercise of an ISO under the circumstances described in Section 421(b) of the Code (relating to certain disqualifying dispositions), such Participant shall notify the Committee of such disposition within ten days thereof.

(d) *Payment of Tax Amount.* Notwithstanding anything herein to the contrary, in the event the Internal Revenue Service should finally determine that an Award that has not been settled is nevertheless required to be included in the Participant's or a Beneficiary's gross income for federal income tax purposes, then an amount necessary to pay the applicable federal, state or local income taxes on such includible value shall be distributed with respect to the Award in a lump sum cash payment within sixty (60) days after such determination, without the requirement of separate approval by the Committee. A "final determination" of the Internal Revenue Service is a determination in writing ordering the payment of additional tax, reporting of additional gross income or otherwise requiring an Account or portion thereof to be included in gross income, which is not appealable or which the Participant or Beneficiary does not appeal within the time prescribed for appeals. For avoidance of doubt, this Section 10.04(d) applies to all Awards and Accounts both 409A Compensation and non-409A Compensation.

(e) *Participant Responsibility.* Each Participant is solely responsible for all taxes of any nature imposed on the Participant in connection with any Award, including without limitation any taxes under Section 409A or Section 4999 of the Code. Nothing in this Plan or any Award Agreement shall be construed to guarantee the tax consequences to the Participant of any Award.

10.05 Limitation on Benefits.

(a) In the event it shall be determined that any payment or distribution by the Company to or for the benefit of the Participant (whether paid or payable or distributed or distributable pursuant to the terms of this Plan or otherwise) (a "Payment") would be nondeductible by the Company for Federal income tax purposes because of Section 280G of the Code, then the aggregate present value of amounts payable or distributable to or for the benefit of the Participant to this Plan (such payments or distributions pursuant to this Plan are hereinafter referred to as "Plan Payments") shall be reduced to the Reduced Amount. The "Reduced Amount" shall be an amount expressed in present value which maximizes the aggregate present value of Plan Payments without causing any Payment to be nondeductible by the Company because of Section 280G of the Code. Such reduction shall be applied after any reduction to zero if necessary under the Walgreens Boots Alliance, Inc. Executive Severance and Change in Control Plan but before any reduction of any other payments that are not Plan Payments unless the plan or agreement calling for such payments expressly provides to the contrary making specific reference to this Plan. Anything to the contrary notwithstanding, if the Reduced Amount is zero and it is determined further that any Payment which is not a Plan Payment would nevertheless be nondeductible by the Company for Federal income tax purposes because of Section 280G of the Code, then the aggregate present value of Payments which are not Plan Payments shall also be reduced (but not below zero) to an amount expressed in present value which maximizes the aggregate present value of Payments without causing any Payment to be nondeductible by the Company because of Section 280G of the Code. For purposes of this Section, present value shall be determined in accordance with Section 280G(d)(4) of the Code.

(b) The Committee shall select a firm of certified public accountants of national standing, (the "Accounting Firm"), which may be the firm regularly auditing the financial statements of the Company. The Accounting Firm shall make all determinations required to be made under this Section and shall provide detailed supporting calculations both to the Company and the Participant within 15 business days of the Termination of Service or such earlier time as is requested by the Company and an opinion to the Participant that he has substantial authority not to report any Excise Tax on his Federal income tax return with respect to any Payments. Any such determination by the Accounting Firm shall be binding upon the Company and the Participant. The Accounting Firm shall determine which and how much of the Plan Payments or Payments, as the case may be, shall be eliminated or reduced consistent with the requirements of this Section 10.05, provided that, if the Accounting Firm does not make such determination within 15 business days of the Termination of Service the Company shall elect which and how much of the Plan Payments or Payments, as the case may be, shall be eliminated or reduced consistent with the requirements of this Section 10.05 and shall notify the Participant promptly of such election. Within five business days thereafter, the Company shall pay to or distribute to or for the benefit of the Participant such amounts as are then due to the Participant under this Plan.

(c) As a result of the uncertainty in the application of Section 280G of the Code at the time of the initial determination by the Accounting Firm hereunder, it is possible that Plan Payments or Payments, as the case may be, will have been made by the Company which should not have been made ("Overpayment") or that additional Plan Payments or Payments, as the case may be, which will not have been made by the Company could not have been made ("Underpayment"), in each case, consistent with the calculations required to be made hereunder. In the event that the Accounting Firm, based upon the assertion of a deficiency by the Internal Revenue Service against the Participant which the Accounting Firm believes has a high probability of success determines that an Overpayment has been made, promptly on notice and demand the Participant shall repay to the Company any such Overpayment paid or distributed by the Company to or for the benefit of the Participant together with interest at the applicable Federal rate provided for in Section 7872(f)(2) of the Code; provided, however, that no such amount shall be payable by the Participant to the Company if and to the extent such payment would not either reduce the amount on which the Participant is subject to tax under Section 1 and Section 4999 of the Code or generate a refund of such taxes. In the event that the Accounting Firm, based upon controlling precedent or other substantial authority, determines that an Underpayment has occurred, any such Underpayment shall be promptly paid by the Company to or for the benefit of the Participant together with interest at the applicable federal rate provided for in Section 7872(f)(2) of the Code.

 

10.06 Amendment and Termination of the Plan. The Company, acting through its Board or the Committee, may at any time terminate, and from time to time may amend or modify the Plan; provided, however, that no amendment or modification may become effective without approval of the amendment or modification by the shareholders if shareholder approval is required to enable the Plan to satisfy any applicable federal or state statutory or regulatory requirements or applicable exchange listing requirements; and provided further, that, without the consent of an affected Participant, no such Board or Committee action may materially and adversely affect the rights of such Participant under any outstanding Award (for this purpose, actions that alter the timing of federal income taxation of a Participant will not be deemed material unless the Board or the Committee determines that such action would result in an income tax penalty on the Participant).

10.07 No Repricing. Without the approval of shareholders, the Committee will not amend or replace previously granted Options or SARs in a transaction that constitutes a "repricing," as such term is used in Section 303A.08 of the Listed Company Manual of the New York Stock Exchange. In addition, and for avoidance of doubt, none of the following is permitted to occur without approval of shareholders: (a) lowering the grant price of outstanding Options and SARs, and (b) cancelling outstanding Options and SARs in exchange for cash, other Awards, or replacement Options and SARs with grant prices that are less than the grant prices of the cancelled Options or SARs.

10.08 Clawback; Right of Setoff. Awards are subject to the Company's policy on recoveries and such other terms and conditions as the Committee may impose. The Company or any Affiliate may, to the extent permitted by applicable law, deduct from and set off against any amounts the Company or an Affiliate may owe to the Participant from time to time, including amounts payable in connection with any Award, owed as wages, fringe benefits, or other compensation owed to the Participant, such amounts as may be owed by the Participant to the Company, although the Participant shall remain liable for any part of the Participant's payment obligation not satisfied through such deduction and setoff. By accepting any Award granted hereunder, the Participant agrees to any deduction or setoff under this Section. Notwithstanding the foregoing, no setoff form 409A Compensation may be made if it results in acceleration or deferral of the permitted payment date under Section 409A of the Code.

10.09 Nonexclusivity of the Plan. Neither the adoption of the Plan by the Board nor its submission to the shareholders of the Company for approval shall be construed as creating any limitations on the power of the Board or a committee thereof to adopt such other incentive arrangements, apart from the Plan, as it may deem desirable, including incentive arrangements and awards which do not qualify under Section 162(m) of the Code, and such other arrangements may be either applicable generally or only in specific cases.

10.10 Treatment of Awards by Other Plans. No Award shall be treated as compensation for the purpose of determining benefits based on compensation under any other plan or arrangement of the Company or any Affiliate unless such plan or arrangement provides to the contrary making specific reference to this Plan or to such form of compensation under a Former Plan.

10.11 Payments in the Event of Forfeitures; Fractional Shares. Unless otherwise determined by the Committee, in the event of a forfeiture of an Award with respect to which a Participant paid cash consideration, the Participant shall be repaid the amount of such cash consideration, or if less, the Fair Market Value on the date of forfeiture of the Stock for which the Participant paid. Distributions in Stock shall be made in whole shares only, with the value of any fractional share distributed in cash.

10.12 Considerations Under Section 409A of the Code.

(a) *Construction in Compliance with Code Section 409A.* The Company intends that none of the grant, exercise, settlement or amendment or termination of any Award under the Plan will cause the Participant to be liable for payment of interest or a tax penalty under Code Section 409A. The provisions of the Plan and any Award Agreement shall be construed consistent with that intent.

(b) *Six-Month Delay.* Any distribution or settlement of 409A Compensation triggered by the Termination of Service of a Specified Employee that would otherwise be made prior to the Deferred Distribution Date (as defined below) shall not occur earlier than the Deferred Distribution Date. The "Deferred Distribution Date" is the day that is six (6) months and one (1) day after a Participant's Termination of Service (or the Specified Employee's date of death, if earlier).

(c) *Certain Grandfathered Awards.* Awards under a Pre-Existing Plan that are "grandfathered" under Section 409A of the Code and that, but for such grandfathered status, would be deemed to be subject to Section 409A of the Code shall be subject to the terms and conditions of the applicable Pre-Existing Plan, provided that if any provision adopted by amendment to a Pre-Existing Plan or an Award Agreement after October 3, 2004, would constitute a material modification of such grandfathered Award, such provision will not be effective as to such Award unless so stated by the Committee in writing with specific reference to revoking such grandfathered status.

10.13 Governing Law. The Plan and all agreements and forms hereunder shall be construed in accordance with and governed by the laws of the State of Illinois without giving effect to principles of conflicts of laws, and applicable provisions of federal law.

10.14 Awards to Participants Outside the United States. The Committee may adopt rules and procedures relating to the operation and administration of the Plan to accommodate the specific requirements of local laws and procedures for a Participant or group of participants who are then resident or primarily employed outside of the United States. Without limiting the generality of the foregoing, the Committee is specifically authorized (a) to adopt the rules and procedures regarding the conversion of local currency, withholding procedures and handling of evidence of Stock ownership which vary with local requirements and (b) to adopt sub-plans, and Plan addenda as the Committee deems desirable, to accommodate foreign laws, regulations and practice; and (C) to modify the terms of any Award under the Plan in any manner deemed by the Committee to be necessary or appropriate in order that such Award shall conform to laws, regulations, and customs of the country in which the Participant is then resident or primarily employed, or so that the value and other benefits of the Award to the Participant, as affected by foreign tax laws and other restrictions applicable as a result of the Participant's residence or employment abroad shall be comparable to the value of such an Award to a Participant who is resident or primarily employed in the United States.

10.15 Limitation on Rights Conferred under Plan. Neither the Plan nor any action taken hereunder shall be construed as (i) giving any Eligible Person or Participant the right to continue as an Eligible Person or Participant or in the employ or service of the Company or an Affiliate, (ii) interfering in any way with the right of the Company or an Affiliate to terminate any Eligible Person's or Participant's employment or service at any time, (iii) giving an Eligible Person or Participant any claim to be granted any Award under the Plan or to be treated uniformly with other Participants and employees, or (iv) conferring on a Participant any of the rights of a shareholder of the Company unless and until the Participant is duly issued or transferred shares of Stock in accordance with the terms of an Award. Neither the Plan nor any action taken hereunder shall be construed to alter the status of any Eligible Person or Participant as an employee at will. Except as expressly provided in the Plan or an Award Agreement, neither the Plan nor any Award Agreement shall confer on any person other than the Company and the Participant any rights or remedies thereunder.

10.16 Severability; Entire Agreement. If any of the provisions of this Plan or any Award Agreement are finally held to be invalid, illegal or unenforceable (whether in whole or in part), such provision shall be deemed modified to the extent, but only to the extent, of such invalidity, illegality or unenforceability, and the remaining provisions shall not be affected thereby; provided, that, if any of provision of a restrictive covenant applicable to an Award pursuant to Section 10.01 (a "Restrictive Covenant") is finally held to be invalid, illegal, or unenforceable because it exceeds the maximum scope determined to be acceptable to permit such provision to be enforceable, such provision shall be deemed to be modified to the minimum extent necessary to modify such scope in order to make such provision enforceable hereunder; and further provided that if any portion of a Restrictive Covenant is finally held to be invalid, illegal or unenforceable notwithstanding such modification or because such modification of the acceptable scope does not cure such invalidity, illegality or unenforceability, such provision shall not be severable, the entire Award shall be deemed invalid, illegal and unenforceable; the Company and its Affiliates shall have no liability or obligation respecting such Award, and the Participant shall forthwith restore to the Company any payment or settlement previously made pursuant to that Award. The Plan and any Award Agreements contain the entire agreement of the parties with respect to the subject matter thereof and supersede all prior agreements, promises, covenants, arrangements, communications, representations and warranties between them, whether written or oral with respect to the subject matter thereof.

10.17 Plan Term. Unless earlier terminated by action of the Board of Directors, the Plan will remain in effect until such time as no Stock remains available for delivery under the Plan, and the Company has no further rights or obligations under the Plan with respect to outstanding Awards under the Plan; subject to Section 7.01(C)(iii) regarding Incentive Stock Options.

10.18 Gender and Number. Except when otherwise indicated by the context, the masculine gender shall also include the feminine gender, and the definitions of any term herein in the singular shall also include the plural.

10.19 General Creditor Status. With respect to any award other than Restricted Stock Shares, each Participant and Beneficiary shall be and remain an unsecured general creditor of the Company with respect to any payments due and owing to such Participant or Beneficiary hereunder. All payments to persons entitled to benefits hereunder shall be made out of the general assets of the Company and shall be solely the obligation of the Company. To the extent the Plan is a promise by the Company to pay benefits in the future and it is the intention of the Company and Participants that the Plan be "unfunded" for tax purposes (and for the purposes of Title I of the Employee Retirement Income Security Act of 1974, as amended).

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Walgreens Boots Alliance, Inc.
108 Wilmot Road
Deerfield, IL 60015
USA
+1 847 315 3700





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